2002 Financial Summary

- Revenue $315 million, up 34 percent
- Operating income $67 million, up 22 percent
- Diluted earnings per share $1.57, up 29 percent



2003 Outlook

- Revenue $380 to $400 million
- Earnings per share $1.98 to $2.03

Important Events in 2002

CooperVision

- Revenue grew 38 percent to $244 million.
- Acquired Biocompatibles Eyecare, Inc., a manufacturer of specialty contact lenses that contributed $56 million to 2002 revenue.
- Soft contact lens revenue (excluding miscellaneous revenue and sales to other manufacturers) reached $232 million, up 10 percent on a pro forma basis that includes Biocompatibles revenue as if Cooper owned it for the eight months ended October 31, 2001.
- Settled patent litigation with CIBA Vision regarding cosmetic contact lens.
- The Japanese health authorities notified Rohto Pharmaceutical, Ltd., CVI's marketing partner in Japan, that the material from which CVI manufacturers its disposable spherical, aspheric, toric and multifocal contact lenses was cleared for marketing.

CooperSurgical

- Grew revenue 22 percent to $71 million.
- Acquired the bone densitometry business of Norland Medical Systems, Inc., used in the evaluation of osteoporosis.
- Acquired Ackrad Laboratories, Inc., and Sage BioPharma, both suppliers of products for infertility.
- Completed a significant expansion of its facilities to support its growing business.

The Cooper Companies

- Secured a new $225 million credit facility through KeyBank.
- Effected a two-for-one stock split in the form of a stock dividend.
- Reduced the Company's effective tax rate to 25 percent and extended through 2006 the complete utilization of its net operating loss carryforwards.
- Ranked 76th on Forbes Magazine's list of 200 best small companies for 2002.

About The Company

The Cooper Companies, Inc. is a rapidly growing specialty medical products company serving the vision care and women's healthcare markets with high quality products and services.

CooperVision markets a broad range of contact lenses, emphasizing high-growth, specialty and value-added market segments around the world.

CooperSurgical offers medical devices, diagnostic products and surgical instruments and accessories used primarily by gynecologists and obstetricians.

The Cooper Companies

2002 Annual Report



$30
$25
$20
$15
$10
$5
1999
2000
2001
2002

Five Year Chart Of Cooper's Share Price Performance

All per share figures in this report reflect the two-for-one stock split effected the form of a stock dividend on November 22, 2002.

Financial Highlights

Selected Five Year Financial Information (In thousands except per share data)	2002	2001	2000	1999	1998
Per Share Information*:					
Income from continuing operations**	$ 1.57	$ 1.22	$ 1.01	$ .77	$ .45
Net income as reported	1.57	1.22	1.00	.88	1.30
Dividends	0.048	0.034	0.04	0.02	N/A
Cash flow***	2.45	2.07	1.75	1.41	.97
Stock price - high	28.95	27.86	19.40	15.94	25.84
Stock price - low	19.17	15.25	12.32	5.88	7.00
Net sales	315,306	234,572	201,217	168,155	148,912
Gross profit	199,493	53,368	133,117	109,146	93,148
Operating income	66,971	54,758	46,869	38,811	29,700
Interest expense	6,874	3,738	4,744	6,330	6,253
Provision for (benefit of) income taxes	16,294	14,992	12,727	10,711	(34,723)
Working capital	72,229	87,232	47,410	58,565	69,376
Property, plant and equipment, net	87,944	61,028	47,933	40,319	34,234
Total assets	571,115	396,849	322,565	285,873	296,041
Total debt	163,651	68,802	48,351	61,955	90,247
Stockholders' equity	311,442	256,284	198,438	164,143	145,253
Capital expenditures	23,434	16,757	14,665	10,121	19,573
Depreciation and amortization	11,369	10,988	8,734	8,440	8,416

** All per share figures in this report reflect the two-for-one stock split effected in the form of a stock dividend on November 22, 2002. All references to per share information in this report are to diluted per share amounts.*

*** 1998 is pro forma, assuming a 40 percent tax rate.*

**** Pretax income from continuing operations plus depreciation and amortization.*



"The Cooper Companies had another strong year, continuing the consistent performance it has delivered annually since 1995."

A. Thomas Bender
Chairman, President and Chief Executive Officer

To Our Shareholders

In 2002, The Cooper Companies delivered another year of strong performance to its shareholders. With sustained organic growth and the acquisition of Biocompatibles Eyecare, Inc., a specialty contact lens manufacturer, revenue grew 34 percent, diluted earnings per share rose 29 percent and cash flow per share increased 18 percent.

Since 1997, Cooper's revenue has grown at a compounded annual rate of 29 percent, its operating income at 28 percent, its earnings per share from continuing operations at 32 percent and its cash flow per share at 27 percent.

Revenue at CooperVision (CVI), our contact lens business, has grown at a compounded annual rate of 31 percent, and CVI is now the fastest growing and one of the world's leading contact lens manufacturers. Over the next three years, new products and geographic expansion will, we anticipate, generate percentage revenue growth in the low to mid-teens as growth accelerates in our specialty lens franchise around the world.

CooperSurgical (CSI), our women's healthcare business, has achieved significant scale during this period. With revenue growing at a compounded annual rate of 24 percent since 1997 and expected revenue in 2003 approaching $85 million, CSI is now a major manufacturer and marketer of medical device products for the women's healthcare market and, we believe, the largest supplier of gynecology devices for the physician's office in the United States.


120.2
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138.1
30.1
154.8
46.4
176.1
58.5
243.9
71.4
1998
1999
2000
2001
2002
34.6
2.1
40.8
4.3
47.3
6.3
51.4
10.1
60.4
14.1
1998
1999
2000
2001
2002

Revenue (in millions) | Operating Income (in millions)

COOPERVISION (CVI) COOPERSURGICAL (CSI)

Other important financial measures also reflect Cooper's consistent performance over the past five years:

- Cash flow (pretax income from continuing operations plus depreciation and amortization) per share has grown from $.97 to $2.45.
- Our effective tax rate has declined to 25 percent, and we have extended through 2006 the complete utilization of our net operating loss carryforwards.
- One hundred shares of Cooper stock that cost $719 on October 31, 1996 more than tripled to $2,650 by the end of 2002. During this period, the Company's market capitalization grew from $168 million to $818 million.

This consistent performance reflects the commitment of Cooper's employees, and we thank them for their continued dedication and hard work.

Favorable Market Environments

Despite slow economic growth worldwide during the past year, the soft contact lens market remains attractive, growing at about 7 percent to an estimated $3.1 billion in 2002, and forecast to grow about 7 percent to 8 percent annually over the near term.

As improving demographics – the "baby echo" generation that began in the late 1990's – bring new patients into the market, growing penetration of specialty and value-added contact lenses in countries outside the United States adds to its vitality. Capitalizing on this trend, in February, Cooper acquired Biocompatibles Eyecare, Inc., a manufacturer of specialty lenses.

We expect that Biocompatibles' *Proclear Compatibles* lenses will be the basis for a new generation of improved CVI contact lenses. Made with the omafilcon A material, which incorporates phosphorylcholine to enhance lens and tissue compatibility, *Proclear Compatibles* lenses significantly improve the wearing experience for many contact lens users.

We plan to expand the distribution of *Proclear* toric lenses and introduce *Proclear* products in aspheric, multifocal and extended wear formats over the next several years. These new products will complement the existing *Proclear* spherical lens line, which can improve comfort for patients who experience periodic dryness of the eye.

Toric lenses, used to correct astigmatism, a visual defect caused by corneal irregularity, are the fastest growing segment of the worldwide contact lens market, with the two-week disposable lens category growing most rapidly. Torics are CooperVision's leading products, accounting for about 45 percent of its worldwide soft lens revenue.

CVI's *Frequency Aspheric*, a value-added product that provides a crisper quality of vision and improved acuity in low light conditions, has become the worldwide leader in its market category.

CVI has incorporated aspheric technology into its cosmetic lenses, *Frequency Colors* and *Frequency Expressions*, and now competes effectively in the estimated $265 million worldwide cosmetic contact lens segment. We were especially pleased that during the fourth quarter we settled our patent litigation regarding cosmetic contact lenses with Wesley Jessen Corporation, a division of CIBA Vision.

Frequency Multifocal, a disposable specialty lens for patients with presbyopia, has been enthusiastically received in the United States, and we expect to launch this product in Europe in mid-2003.

In Japan, the world's second largest contact lens market, demand for disposable specialty soft contact lenses is increasing. More than 80 percent of Japan's near-sighted patients also have astigmatism, offering CVI, with its broad line of toric lenses, a solid growth opportunity.

In September, the Japanese Ministry of Health and Welfare notified CVI's marketing partner in Japan, Rohto Pharmaceutical Company, Ltd., that it had cleared Rohto to market the material from which CVI manufactures its contact lenses. We expect that Rohto will begin to market these lenses in Japan in the first quarter of calendar 2003.

Favorable demographic trends also influence our women's healthcare business. Many women of the "baby boomer" generation have reached the age when they require diagnosis and treatment of gynecological disorders, and physicians use CooperSurgical products in many of these procedures.

During 2002, CSI continued to consolidate the fragmented medical device segment of the women's healthcare market by completing three acquisitions: Ackrad Laboratories, Inc. and Sage BioPharma, both of which offer products used in the treatment of infertility, and the bone densitometry business of Norland Medical Systems, Inc. whose products help evaluate osteoporosis. To accommodate the growth of its business, CSI also completed a major expansion of its physical facilities during the year.


The Cooper Companies
COO
LISTED
NYSE
COO
LISTED
NYSE

In October, Cooper management met with executives of the New York Stock Exchange and participated in the traditional opening bell ceremony.

Corporate Activities

- In May, the Company secured a new $225 million credit facility through KeyBank to finance the Biocompatibles acquisition and restructure its existing debt on more favorable terms.
- In November, just after the end of our fiscal year, the board of directors authorized a two-for-one stock split, effected in the form of a stock dividend, in order to broaden the ownership base of Cooper common stock.
- Through the continued implementation of our worldwide corporate tax plan, we reduced the Company's effective tax rate to 25 percent and extended through 2006 the complete utilization of its net operating loss carryforwards.
- Forbes Magazine ranked Cooper 76th on its list of the best 200 small companies for 2002. Included in their evaluation is a board of directors score of 94, which means that the Company's board of directors has better corporate governance standards as judged by Institutional Shareholders Services than more than 94 percent of the companies its size.

Looking Ahead

We expect Cooper's momentum to continue in 2003. We anticipate revenue of about $380 to $400 million and earnings per share in the range of $1.98 to $2.03. At CooperVision, we expect recently introduced contact lens products and geographic expansion in Europe and Japan to drive our incremental growth. At CooperSurgical, we will continue to pursue our strategy to profitably consolidate the medical device segment of the women's healthcare market.

Thank you for your continued support.

A. Thomas Bender
Chairman of the Board,
President and Chief Executive Officer

Allan E. Rubenstein, M. D.
Vice Chairman of the Board
and Lead Director

January 27, 2003

The Cooper Companies, Inc.

In 2002, The Cooper Companies reported sales of $315 million, a 34 percent increase over 2001. CVI's revenue grew to $244 million, up 38 percent, including revenue of $56 million from the contact lens business of Biocompatibles, plc. acquired in February. CSI revenue grew to $71 million, a 22 percent increase that includes revenue from product lines added through acquisition during the past 12 months. Earnings per share grew 29 percent to $1.57. Cash flow per share reached $2.45, up from $2.07 the previous year.

CooperVision

We estimate that the worldwide soft contact lens market grew about 7 percent in 2002 to about $3.1 billion. In the United States, about 42 percent of the worldwide market, revenue grew about 7 percent to $1.3 billion, while revenue in countries outside the United States grew by 6 percent to $1.8 billion.

Japan and the Pacific Rim countries, about $860 million or 27 percent of the world market, grew about 7 percent. Europe, about $635 million or 20 percent of the market, grew about 6 percent. In the Middle East and Latin America, unfavorable political and economic conditions combined to lower market growth.

Longer term, favorable demographics and a continuing shift in practitioner preferences from low-featured "commodity" lenses to higher value specialty lenses support a favorable world market outlook.

CooperVision is particularly strong in the specialty lens segment of the market. This includes toric lenses that correct astigmatism, cosmetic lenses that change the appearance of the color of the eye, lenses for patients who experience dry eye, long-term extended wear lenses, and multifocal lenses for presbyopia – the blurring of near vision that occurs with aging.

These product lines offer more profitable and faster growing opportunities than the commodity spherical lenses that correct only near- and farsightedness. Specialty lenses currently account for about a fourth of the worldwide contact lens market and more than 40 percent of the market in the U.S. Their 16 percent share of the market outside the U.S. offers CVI, with its broad specialty product line, an attractive opportunity to expand their acceptance.

Acquisition of Biocompatibles

In February, Cooper completed the acquisition of the world's sixth largest contact lens manufacturer, Biocompatibles Eye Care, Inc., the contact lens business of Biocompatibles plc. Biocompatibles added about $56 million to CVI's 2002 revenue, about 70 percent of this outside of North America. Its *Proclear* line of products, manufactured with proprietary phosphorylcholine technology that helps enhance tissue-device compatibility, accounts for about 45 percent of its revenue. Biocompatibles' *Proclear* lenses are often indicated for patients with mild discomfort relating to dryness during lens wear, a condition that often causes patients to drop out of lens wear.

PHOSPHORYLCHOLINE TECHNOLOGY

The development of phosphorylcholine technology began in the 1970's with Professor Dennis Chapman and his colleagues at the Royal Free Hospital in London, while they researched biocompatibility, the ability of a material to interface within the body without provoking an adverse biological response. They examined phosphorylcholine (PC), a substance in the human cell membrane, identifying it as one of the primary materials responsible for biocompatibility.

When a foreign material enters the body, "rejection" begins immediately, coating the material with proteins, lipids and other cells. These effects are minimized, however, when electrically neutral PC, a major component of the outer human cell membrane, is coated on or incorporated into the foreign material. PC also binds water tightly around it, making it difficult for other materials to interact with the PC surface. An electrically neutral surface that resists adhesion and deposits is very useful for devices like contact lenses that are in constant contact with body fluids.

PC TECHNOLOGY™

PC AND CONTACT LENSES

PC technology has significantly improved the wearing experience for contact lens wearers, especially those who experience periodic dryness, particularly at the end of the day. When PC is incorporated into a soft contact lens material known as omafilcon A, its affinity for water gives omafilcon A superior water retention characteristics. This was demonstrated in clinical trials reviewed by the U.S. Food and Drug Administration and to date, omafilcon A is the only lens material to receive clearance for the claim: "...may provide improved comfort for contact lens wearers who experience mild discomfort or symptoms relating to dryness during lens wear."

CooperVision markets spherical and toric lenses made from omafilcon A worldwide under the Proclear Compatibles™ brand.

proclear TORIC

proclear compatibles


PC
PC
PC
O_2
H_2O
PC
PC

Incorporating phosphorylcholine into Proclear lenses creates a biocompatible layer of synthetic lipids similar to that found in human cell membranes. By mimicking the eye's natural cell components, the material closely binds water in and around the lens.


proclear
compatibles
proclear
TORIC

Proclear lenses complement CooperVision's portfolio of specialty contact lenses that enable practitioners to strengthen patient loyalty by selecting the best lens for each individual's needs.


proclear
TORIC

Proclear lenses are the only lenses to date to receive FDA clearance for the claim, "may provide improved comfort for contact lens wearers who experience mild discomfort or symptoms relating to dryness during lens wear."

CVI's 2002 Soft Lens Revenue Growth

CVI's soft contact lens revenue — total revenue less sales to other contact lens manufacturers and other miscellaneous revenue — grew 10 percent in 2002 on a pro forma basis that includes Biocompatibles revenue as if Cooper owned it for the eight months ended October 31, 2001. In contrast, we estimate that the world market grew about 7 percent.

CVI's soft contact lens revenue in the United States grew 10 percent and 11 percent in markets outside the U.S. We estimate that since 1997, CVI has doubled its market share, both in the United States and worldwide. CVI now holds about 11 percent of the United States market and about 9 percent of the worldwide market.

Specialty Contact Lenses

Specialty contact lenses meet the visual correction needs of patients whose requirements go beyond the correction of near- and farsightedness. We estimate that products in these categories account for about 26 percent of worldwide contact lens revenue.

In the United States, we estimate that sales of specialty products exceed $500 million, about 40 percent of the total market. While toric and cosmetic lenses, the fastest growing segments, account for the majority of revenues in this category, multifocal, value added lenses — for patients with dry eye syndrome, for example — and long-term extended wear lenses also offer attractive business opportunities.

In 2002, sales of CVI's toric lenses, its most extensive product line, grew 11 percent and now account for about 45 percent of its total soft lens revenue. We estimate that the worldwide toric market grew about 10 percent during this period.

Cosmetic Lenses

Worldwide, the cosmetic lens market segment is growing at about 11 percent annually with estimated sales of approximately $265 million — about $165 million in the United States.

CVI's line of disposable cosmetic contact lenses that change or enhance the appearance of the color of the eye–called *Frequency Expressions* in the United States and *Frequency Colors* in the rest of the world–continued to gain acceptance during 2002, and the line was expanded to eight lens colors. During the first quarter of 2003, CVI plans to introduce its *Enhancements* line — lenses that accent rather than change the natural color of the eye.

In the fourth quarter, CVI settled its patent litigation suit regarding cosmetic lenses with Wesley Jessen, a division of CIBA Vision. While the terms of the settlement are confidential, the agreement allows CooperVision to continue selling its existing cosmetic lens products throughout the world. CIBA Vision has agreed to license its color contact lens patents to CVI in return for a royalty and a cross-license of some of CooperVision's cosmetic lens intellectual property rights.

New Specialty Products

During 2002, CVI continued to expand the distribution in the United States of *Frequency Multifocal*, a disposable product for patients with presbyopia, the blurring of near vision that occurs with aging. Practitioners who have used it are impressed with its performance.

In November, CVI introduced *Frequency Toric XR*, the only monthly disposable planned replacement lens available in the United States for astigmatic patients requiring complex vision correction.

In the next two years, CVI expects to significantly expand the *Proclear Compatibles* product line, effectively launching a new generation of lenses. These plans include:

- Expanding United States distribution of *Proclear Toric* lenses, which are in wide distribution overseas, in January 2003.
- Launching *Proclear Aspheric* worldwide in the third quarter of 2003.
- Introducing *Proclear Multifocal* lenses worldwide in 2004.

Other expected new product launches in this period include:

- CVI's line of frequently replaced lenses in Japan in February of 2003 through Rohto Pharmaceutical Co., Ltd., CVI's Japanese marketing partner.
- *Frequency Multifocal* in markets outside the United States in the third quarter of fiscal 2003.
- *Enhancement Colors*, a new line of disposable cosmetic products that accentuates the natural color of the eye, in February 2003 in the United States and in markets outside the U.S. later in the year. These products complement our line of opaque lenses that change the appearance of the color of the eye.

CVI Growth in Markets Outside the United States

In 2002, CVI's revenue in markets outside the United States grew 11 percent and now represents about 45 percent of its soft lens sales.

Europe

CVI's European soft lens revenue grew 21 percent over 2001 due largely to the sales of toric lenses, which grew 70 percent. CVI estimates that it is now the third largest contact lens supplier in Europe, with business units in Holland, Italy, Scandinavia, Spain and the United Kingdom, a subsidiary and an exclusive distributor in France and an exclusive distributor in Germany.

Japan

CVI's marketing partner in Japan, Rohto Pharmaceutical Company, Ltd., received clearance from the Japanese Ministry of Health and Welfare in September to market products made from the methafilcon A polymer. These include CVI's disposable spherical, aspheric, toric and multifocal contact lenses.

With approximately 10 million contact lens wearers, Japan is the second largest contact lens market in the world after the United States, and soft lens popularity continues to grow. CVI estimates that the total market for soft contact lenses in Japan and the Pacific Rim today is about $860 million, compared with about $1.3 billion in the United States. The Japanese market, growing at about 7 percent per year, is currently divided equally between daily and two week disposable lenses.

The incidence of near-sightedness in Japan is one of the highest in the world. About 80 percent of the nearsighted population has some degree of astigmatism, significantly greater than the 50 percent of those in the United States who do. About half of those with astigmatism are potential candidates for toric lenses. The Japanese toric segment, currently a smaller percentage of the total market than it is in the U.S., is expected to grow rapidly as newer generations of toric lenses are introduced.

Rohto Pharmaceutical Company, Ltd. is a leading manufacturer of contact lens care products, holding, according to its estimates, a 30 percent share of the market for non-pharmaceutical ophthalmic products in Japan. Rohto's total revenue approaches $500 million, most from Pacific Rim countries. Non-prescription ophthalmic products account for about one-third of its worldwide revenue. Rohto plans to capitalize on its well-established eyecare and contact lens care brands and use a combination of professional and consumer promotion to introduce CVI's contact lens products.

Looking Ahead

CVI's business goals are to continue its revenue growth at one and a half to two times the rate of the world market and to become the world's largest specialty contact lens provider by mid decade. In 2003, we expect revenue of about $300 million at CVI.

CooperSurgical

Historically, many small medical device companies have supplied the women's healthcare market with a wide range of products through a fragmented distribution system. Over 75 of these serve the large number and varied types of women's healthcare providers in the United States today. There are nearly 33,000 obstetricians/gynecologists (Ob/Gyn's) under the age of 65 practicing at 16,100 locations in the United States, as well as 5,250 hospitals with clinics, outpatient and surgical facilities, plus 370 fertility clinics specializing in assisted reproductive technologies. While general medical practitioners play an important role in women's primary healthcare, the Ob/Gyn is the reproductive health specialist and the primary customer for associated medical devices.

Women's Health Background

Currently, over 90 million women between 15 and 64 years old visit an Ob/Gyn in the United States at least once each year, with over 70 million visits related to gynecologic complaints. Some significant features of this market are:

- Two-thirds of patient visits are for annual check-ups, cancer screening, menstrual disorders, vaginitis (inflammation of vaginal tissue), osteoporosis and the management of menopause. The rest are for pregnancy and reproductive management. Consistent with an aging population, visits for menstrual disorders and menopause are growing.
- Osteoporosis (reduction in bone mass) and incontinence have also become frequent diagnoses as the female population ages. Their early identification and treatment will both improve the health of these women and help reduce costs in the U. S. health care system. According to government estimates, each of these conditions costs the healthcare system about $15 billion annually.
- An estimated 4.5 million patients visit physicians for monitoring and treatment of abnormal Pap smears.



Commitment and dedication to reproductive medicine at Sage BioPharma has enabled many couples' dream of parenthood to come true.

SAGE

SAGE offers consumable products used by clinical embryologists and physicians in Assisted Reproductive Technologies, including IVF culture media, andrology products used in the assessment and improvement of male fertility, embryo transfer catheters, and retrieval needles used to obtain female eggs for *in vitro* fertilization.

The IVF Sequential Advantage Media lines, SAGE's principal products, are the first clinically proven media designed to optimize the *in-vitro* environment at every stage of embryo development. These culture media products improve the yield of viable embryos for transfer to the mother's womb.

SAGE also provides products to assess and improve male fertility, particularly products for semen preparation.

CSI will maintain SAGE's market leadership position by actively pursuing new technologies and products that provide improved treatment options.



Ackrad's H/S Elliptosphere is used primarily in fertility studies.

ACKRAD

Ackrad's principal product, which accounts for about 65 percent of its revenue, is the *H/S Elliptosphere Catheter*, used in hysterosalpingography (HSG) and saline contrast hysterosonography (SCHS), the noninvasive assessment of the female reproductive anatomy. Physicians use it primarily for fertility studies, and to assess abnormal uterine bleeding and pelvic pain. These tests show an outline of the uterine cavity and help detect abnormalities that cause infertility or repeated miscarriages.



The Excell™ uses dual energy x-ray adsorptiometry technology to help assess fracture risk.

NORLAND

CSI's *Norland* product line offers a complete line of bone assessment products. The McCue CUBA (Contact Ultrasound Bone Analyzer) is a portable, lightweight, and easy-to-use device to helps assess fracture risk. The *APOLLO DXA* performs dual x-ray absorptiometry scans of the heel; which help diagnose osteoporosis. The *Excell* is a full featured, compact central DXA system, which estimates bone mineral density of the spine and femur, measurements that help diagnose and monitor bone disorders, particularly osteoporosis.

OSTEOPOROSIS

Osteoporosis is characterized by excessive loss of bone mineral and deterioration of the skeleton over time. It generally occurs in women over the age of 45. The National Osteoporosis Foundation (NOF) estimates that osteoporosis affects more than 22 million women in the United States, and if unchecked, predicts that it will affect more than 30 million women by 2010 as the population ages. Annual direct medical expenditures for osteoporosis and associated fractures are $13.8 billion, and are expected to increase to $62 billion by the year 2020.

Until recently, osteoporosis was thought to be an inevitable and untreatable consequence of aging. The availability of more effective drug therapies and an increased focus on women's health issues and preventive medical practices have created a growing awareness among patients and physicians that osteoporosis is, in many cases, a disease that can be treated.



Computer generated view of a human egg at the time of fertilization using assisted reproductive technology.

ASSISTED REPRODUCTIVE TECHNOLOGIES

On July 25, 1978, Louise Joy Brown, the world's first successful 'test-tube' baby, was born in Great Britain after 12 years of research in assisted reproductive technology (ART) by Dr. Patrick Steptoe, a gynecologist at Oldham General Hospital, and Dr. Robert Edwards, a physiologist at Cambridge University. Introduced in the United States in 1981, ART has grown rapidly since, and to date, more than 170,000 babies have resulted.

Infertility affects about 6.1 million women and their partners annually in the U.S. Conventional techniques including ovulatory drugs and intrauterine insemination (IUI) treat between 85 to 95 percent of these cases.

Less than 5 percent of infertility cases require *in vitro* fertilization or other ART procedures. Physicians use these advanced techniques primarily with women whose fallopian tubes are blocked or absent, those with severe endometriosis, in couples where the male has a low sperm count and in some cases of unexplained infertility.

In 1992, scientists introduced a new technique that offers hope for couples with male factor: sperm was injected directly into the woman's egg to facilitate fertilization. This technique, called intracytoplasmic sperm injection or ICSI, is performed in conjunction with about 40 percent of the *in vitro* fertilization procedures. Sage BioPharma, CSI's most recent acquisition, supplies products used in ICSI procedures.

INFERTILITY TREATMENT OPTIONS

TREATMENT OPTION	INDICATION	PROCEDURE
Intrauterine insemination (IUI)	Sexual dysfunction Sperm hostility Abnormal ovulation	The injection of prepared sperm into the uterus by means of a catheter directed through the cervix.
In-vitro Fertilization (IVF)	Male infertility Tubal disease Endometriosis Unexplained infertility Recurrent failure with IUI Age related infertility	Eggs are harvested from the female after ovulatory stimulation and combined with sperm in a Petri dish. Once the eggs have been fertilized, the embryos are placed into the uterus using specially designed catheters.
In-vitro Fertilization (IVF) with Intracytoplastic Sperm Injection (ICSI)	Male infertility Unexplained infertility	Eggs are harvested from the female after ovulatory stimulation. Sperm is injected into the egg using microma-nipulation. Once the eggs have been fertilized, the embryos are the placed in the uterus using specially designed catheters.
Gamete Intrafallopian Transfer (GIFT)	Endometriosis Unexplained infertility Recurrent failure with IUI Age related infertility	An unfertilized egg and sperm are injected into the fallopian tube usually using a laparoscopic approach. Disadvantages include the inability to assess sperm quality to assess success or failure of procedure whereas the cost is comparable.
Zygote intrafallopian transfer (ZIFT)	Male infertility Endometriosis Unexplained infertility Recurrent failure with IUI Age related infertility	A fertilized egg is transferred to the fallopian tube during a laparoscopic procedure. This procedure has been proven to offer no clinical advantage to IVF, and as a result is decreasing in usage.

CSI Strategy

The small companies serving the women's healthcare market in the United States have traditionally offered limited product lines for a single procedure or disease. As these products matured and their growth slowed, many looked to exit the market.

CSI's strategy has been to identify and acquire selected smaller companies and product lines that can improve its existing market position or expand into new clinical areas. Of particular interest are opportunities in infertility and the healthcare needs of the aging female population.

Cooper's strong cash flow allows CSI to readily compete for these opportunities, and CSI has added 20 major products or product lines to date while executing this market consolidation strategy. CSI is now a leader in women's healthcare, a growing market driven by favorable demographics and advancing technology.

CSI 2002 Performance

During 2002, CSI revenue grew 22 percent to $71.4 million. Internal organic growth was about 8 percent with the remainder coming from product or product line acquisitions. CSI now represents 23 percent of Cooper's revenue. Its operating margin reached 20 percent for the fiscal year, up from 17 percent in 2001.

Medamicus, CSI's first entry into the growing urinary incontinence segment, performed well in its first full year as a part of the company with its sales more than doubling.

Acquisitions and New Products

During 2002, CSI acquired three companies:

- In April, the bone densitometry business of Norland Medical Systems, Inc. adding products used in the evaluation of osteoporosis to the CSI portfolio.
- In May, Ackrad Laboratories, Inc., a developer and manufacturer of disposable medical devices used primarily in the assessment of infertility.

- In October, Sage BioPharma, a manufacturer of products used in assisted reproductive technology (ART). With just 370 clinics, the infertility market is convenient to serve, and CSI has strong brand awareness with its customers here.

CSI also introduced the Guardian Vaginal Retractor, designed to control the anatomy during vaginal gynecologic procedures. Its unique design meets a long-standing physician need.

Outlook

With the addition of these product lines, CSI expects revenue in 2003 to range from $83 million to $86 million with operating margin approaching 25 percent. Over the next several years, CSI expects to complete one or two acquisitions annually and achieve high single-digit to low double-digit growth from existing products.

Five Year Financial Highlights

Consolidated Operations

Years Ended October 31, (In thousands, except per share amounts)	2002	2001	2000	1999	1998
Net sales	$ 315,306	$ 234,572	$ 201,217	$ 168,155	$ 148,912
Gross profit	$ 199,493	$ 153,368	$ 133,117	$ 109,146	$ 93,148
Income from continuing operations before income taxes	$ 65,169	$ 52,128	$ 42,127	$ 32,712	$ 23,087
Provision for (benefit of) income taxes	16,294	14,992	12,727	10,711	(34,723)
Income before items below	48,875	37,136	29,400	22,001	57,810
Discontinued operations	—	—	—	3,099	(17,964)
Cumulative effect of change in accounting principle	—	—	(432)	—	—
Net income	$ 48,875	$ 37,136	$ 28,968	$ 25,100	$ 39,846
Diluted earnings (loss) per share:					
Continuing operations	$ 1.57	$ 1.22	$ 1.01	$ 0.77	$ 1.89
Discontinued operations	—	—	—	0.11	(0.59)
Cumulative effect of change in accounting principle	—	—	(0.01)	—	—
Earnings per share	$ 1.57	$ 1.22	$ 1.00	$ 0.88	$ 1.30
Average number of shares used to compute diluted earnings per share	31,189	30,491	29,019	28,625	30,538

Notes:

- *On November 5, 2002, our Board of Directors authorized a two-for-one stock split in the form of a stock dividend payable November 22, 2002 to stockholders of record on November 14, 2002. As a result, our consolidated financial statements reflect an increase in the number of outstanding shares of our common stock and the transfer of 10 cents per share par value of these additional shares from additional paid-in capital. We have restated all per share amounts to reflect the effect of the stock split.*
- *Following our implementation of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," at the beginning of this year, we no longer amortize goodwill. Goodwill amortization included in prior years was:*

	2001	2000	1999	1998
	$ 4,057	$ 2,996	$ 2,367	$ 2,283

Consolidated Financial Position

October 31, (In thousands)	2002	2001	2000	1999	1998
Current assets	**$ 198,910**	$ 155,205	$ 112,685	$ 100,461	$ 116,077*
Property, plant and equipment	**87,944**	61,028	47,933	40,319	34,234
Goodwill	**238,966**	131,732	96,905	65,443	68,168
Other intangible assets	**14,651**	13,890	13,949	15,075	16,140
Other assets	**30,644**	34,994	51,093	64,575	61,422
	$ 571,115	$ 396,849	$ 322,565	$ 285,873	$ 296,041
Short-term debt	**$ 36,333**	$ 8,249	$ 8,094	$ 4,888	$ 11,570
Other current liabilities	**90,348**	59,724	57,181	37,008	35,131
Long-term debt	**127,318**	60,553	40,257	57,067	78,677
Other liabilities	**5,674**	12,039	18,595	22,767	25,410
Total liabilities	**259,673**	140,565	124,127	121,730	150,788
Stockholders' equity	**311,442**	256,284	198,438	164,143	145,253
	$ 571,115	$ 396,849	$ 322,565	$ 285,873	$ 296,041

** Includes net assets of discontinued operations sold in 1999.*

Two Year Quarterly Financial Data

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net sales	$ 58,112	$ 71,910	$ 90,563	$ 94,721
Gross profit	$ 37,485	$ 44,164	$ 55,719	$ 62,125
Income before income taxes	$ 13,250	$ 13,224	$ 18,302	$ 20,393
Provision for income taxes	3,845	3,306	4,941	4,202
Net income	$ 9,405	$ 9,918	$ 13,361	$ 16,191
Diluted earnings per share	$ 0.30	$ 0.32	$ 0.43	$ 0.52
Number of shares used to compute diluted earnings per share	31,075	31,128	31,210	31,335
2001				
Net sales	$ 49,976	$ 57,182	$ 61,365	$ 66,049
Gross profit	$ 33,186	$ 37,469	$ 39,029	$ 43,684
Income before income taxes	$ 9,492	$ 12,680	$ 13,218	$ 16,738
Provision for income taxes	3,183	3,970	2,857	4,982
Net income	$ 6,309	$ 8,710	$ 10,361	$ 11,756
Diluted earnings per share	$ 0.21	$ 0.29	$ 0.34	$ 0.38
Number of shares used to compute diluted earnings per share	29,635	30,248	30,768	31,072

Note:

Quarterly goodwill amortization included in 2001 is:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$ 938	$ 911	$ 1,179	$ 1,029

Quarterly Common Stock Price Range

Years Ended October 31,	2002		2001	
Quarter Ended	High	Low	High	Low
January 31	**$ 25.37**	**$ 21.02**	$ 20.75	$ 15.25
April 30	**$ 26.79**	**$ 21.19**	$ 25.20	$ 17.45
July 31	**$ 27.55**	**$ 19.17**	$ 25.70	$ 20.45
October 31	**$ 28.95**	**$ 20.32**	$ 27.86	$ 20.35

At December 31, 2002 and 2001, there were 865 and 1,097 common stockholders of record respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Note numbers refer to the "Notes to Consolidated Financial Statements" beginning on page 46 of this report.

RESULTS OF OPERATIONS

In this section we discuss the results of our operations for fiscal 2002 and compare them with those for fiscal 2001 and 2000. We discuss our cash flows and current financial condition under "Capital Resources and Liquidity."

On November 5, 2002, our Board of Directors authorized a two-for-one stock split in the form of a stock dividend payable November 22, 2002 to stockholders of record on November 14, 2002. As a result, our consolidated financial statements reflect an increase in the number of outstanding shares of our common stock and the transfer of 10 cents per share par value of these additional shares from additional paid-in capital. We have restated all per share amounts to reflect the effect of the stock split.

Highlights: Fiscal Year 2002 vs. Fiscal Year 2001

- Net sales up 34% to $315.3 million.
- Gross profit up 30%; gross margin down by 2 percentage points to 63% of net sales.
- Operating income up 22% to $67 million. Operating margin at 21% of net sales down by 2 percentage points.
- Effective tax rate down to 25% from 29%.
- Diluted earnings per share up 29% to $1.57 from $1.22.

SELECTED STATISTICAL INFORMATION – PERCENTAGE OF NET SALES AND GROWTH

Percent of Sales Years Ended October 31,	2002	% Growth	2001	% Growth	2000
Net sales	100%	34%	100%	17%	100%
Cost of sales	37%	43%	35%	19%	34%
Gross profit	63%	30%	65%	15%	66%
Selling, general and administrative	40%	41%	38%	13%	40%
Research and development	1%	18%	2%	35%	1%
Amortization	1%	(71%)	2%	23%	2%
Operating income	21%	22%	23%	17%	23%

Net Sales

Cooper's two business units, CooperVision ("CVI") and CooperSurgical ("CSI") generate all its revenue:

- CVI develops, manufactures and markets a broad range of soft contact lenses for the worldwide vision care market.
- CSI markets medical devices, diagnostic products, surgical instruments and accessories for the gynecology market.

Cooper's consolidated revenue grew by 34% in 2002 and 17% in 2001. Net sales for both CVI and CSI have grown consistently over the three-year period:

Growth ($ in millions)	2002	vs. 2001	2001	vs. 2000
Business Unit				
CVI	$ 67.8	38%	$ 21.3	14%
CSI	$ 13.0	22%	$ 12.1	26%

2002 COMPARED WITH 2001

CVI Revenue

Practitioner and patient preferences in the worldwide contact lens market continue to shift away from conventional lenses that are designed for annual replacement to disposable and frequently replaced lenses. Disposable lenses are designed for either a daily or a two-week replacement cycle; frequently replaced lenses are replaced after one to three months. We refer to the combination of disposable and frequently replaced lenses as "DPR" lenses. An additional transition in the industry involves the shift away from commodity lenses to value added specialty products, such as toric lenses, cosmetic lenses and multifocal lenses.

CVI's revenue growth is driven by unit volume rather than by price. Additionally, our average selling price on a per lens basis is decreasing, reflecting increased sales of DPR lenses, which are marketed in multiple lens packages. This is a global industry trend.

Soft Lens Revenue

CVI's worldwide soft contact lens revenue — all revenue except royalty revenue, freight reimbursement revenue and miscellaneous items — grew 44% in fiscal 2002. Revenue from Biocompatibles Eye Care, Inc. ("Biocompatibles"), which we acquired on February 28, 2002, contributed significantly to the growth. Excluding Biocompatibles soft lens revenue of $55.9 million, however, total soft lens revenue still grew 9%, reflecting our continued global market share gains driven primarily by our specialty products.

Sales in 2001 included $3.6 million of initial stocking sales to Rohto Pharmaceutical Co., Ltd. ("Rohto"), CVI's marketing partner in Japan. Less than 10% of these sales were repeated in fiscal 2002. Excluding the Rohto stocking sales in 2001, soft lens revenue (excluding Biocompatibles) increased 11%. Soft lens revenue includes sales of both spherical lenses and aspheric and specialty lens products — toric, cosmetic, multifocal lenses and lenses for patients with dry eyes:

- Aspheric lenses help improve visual acuity in low light conditions and correct low levels of astigmatism;
- Toric lenses correct astigmatism;
- Cosmetic lenses are opaque and color enhancing lenses that alter the natural appearance of the eye;
- *Proclear* lenses help enhance tissue-device compatibility for patients experiencing mild discomfort relating to dry eye during lens wear; and
- Multifocal lenses are designed to correct presbyopia, an age-related vision defect.

CVI reported revenue includes Biocompatibles beginning in March 2002, when we acquired it. To present growth in our total lens business, we have adjusted reported revenue in the following table by adding Biocompatibles revenue for the eight-months ended October 31, 2001. (This data was derived from the unaudited ledgers of Biocompatibles for those periods.) Because we adjusted year-to-date 2001 revenue for eight months, our 2002 revenue does not require any adjustments to be comparable. We think that adjusting the eight-month period is more meaningful because we did not begin to control Biocompatibles' operations until we acquired it. Since our acquisition of Biocompatibles, CVI has emphasized the benefits of *Proclear* lenses; and in many cases, practitioners are now recommending *Proclear* lenses in place of older CVI disposable spherical products. Adjusted soft lens revenue grew 10% in 2002.

CVI Revenue

($ in millions)	2002	2001	Growth
REPORTED:			
U.S.	$ 127.8	$ 105.4	21%
International	103.9	55.9	86%
Soft lens revenue	231.7	161.3	44%
Miscellaneous revenue	12.2	14.8	(18%)
Total reported	$ 243.9	$ 176.1	38%

Adjustments – To include Biocompatibles revenue for comparable periods:

Eight Months Ended October 31, 2001 (In millions)	2001
U.S.	$ 11.2
International	37.3
Soft lens revenue	$ 48.5

($ in millions)	2002	2001	Growth
AS ADJUSTED:			
U.S.	$ 127.8	$ 116.6	10%
International	103.9	93.2	11%
Soft lens revenue	231.7	209.8	10%
Miscellaneous revenue	12.2	14.8	(18%)
Total as adjusted	$ 243.9	$ 224.6	9%

The 86% growth in reported international soft lens revenue, from $55.9 million to $103.9 million, was largely due to international sales of Biocompatibles products of $41.7 million in the eight months for which Biocompatibles' revenue has been consolidated with our results. Our $3.6 million initial stocking sales to Rohto in 2001 lowered the adjusted international market percentage growth in the period to 11% from 16%.

Reported soft lens revenue in the United States, up 21%, included $14.2 million of Biocompatibles revenue. On an adjusted basis, U.S. soft lens revenue grew 10%, due primarily to increased sales in toric, cosmetic and other specialty lenses.

Outlook

We believe that CVI will continue to compete successfully in the worldwide contact lens market, with its DPR toric line, aspheric products and newer specialty products including color lenses (including both those that change and those that accentuate the eye's natural color) and our newly introduced multifocal lenses. Market demographics are favorable, as the teenaged population, the age when most contact lens wear begins, is projected to grow considerably in the United States and European markets over the next two decades.

CVI New Products and Markets

CVI expects to continue to expand its product lines and broaden its geographic presence:

- Expanded United States distribution of *Proclear Compatibles* Toric lenses, currently in broad distribution overseas, beginning in January 2003.
- *Enhancement Colors*, a new line of disposable cosmetic products that accentuates the natural color of the eye, is scheduled for launch in the United States in February 2003 and in markets outside the U.S. later in the year. These products complement our line of opaque lenses that change the appearance of the color of the eyes.
- CVI's line of two-week replacement lenses will be launched in Japan in February of 2003 through Rohto, CVI's Japanese marketing partner.
- The launch of *Frequency Multifocal* in markets outside the United States is scheduled for the third quarter of fiscal 2003.
- A global launch of *Proclear Aspheric* is expected in the third quarter of fiscal 2003. Also, the worldwide introduction of *Proclear Multifocal* lenses is scheduled for 2004.

CSI Revenue

CSI's revenue grew 22% in fiscal 2002. About 8% of this was generated by internal or organic growth, with the rest from acquisitions completed in the last two fiscal years. Women's healthcare products used primarily by obstetricians and gynecologists account for about 90% of CSI's revenue. The balance represents sales of medical devices outside of women's healthcare where CSI does not actively compete. These sales are excluded when calculating CSI's organic growth. Because CSI's acquisitions have been accounted for as purchases, results of operations of the acquired companies are included in our consolidated results beginning on the date of acquisition. Acquisitions completed in fiscal 2002 or late in fiscal 2001 are discussed below. Acquisitions completed in fiscal 2001 or late in fiscal 2000 are discussed under "2001 Compared with 2000" in the "CSI Revenue" section.

In May 2002, CSI acquired privately held Ackrad Laboratories, Inc. ("Ackrad"), a developer and manufacturer of disposable medical devices used primarily to assess infertility and other gynecologic disorders.

Ackrad's principal product, accounting for about 65 percent of its revenue, is the H/S Elliptosphere Catheter, used in the noninvasive assessment of the female reproductive anatomy, primarily for fertility studies, and also to assess abnormal uterine bleeding and pelvic pain.

In April 2002, CSI acquired the assets of the bone densitometry business of Norland Medical Systems ("Norland"). Norland's densitometry products are used in the evaluation of osteoporosis. CSI had been a distributor of these products since November 2000. The Norland business offers both peripheral and central bone density measurement systems.

In October 2002, CSI acquired Sage BioPharma, Inc., ("Sage") a developer and manufacturer of products used in assisted reproductive therapy.

Demographics

Favorable demographic trends also drive CSI's business. The women of the "baby-boomer" generation are reaching the age when gynecological procedures are performed most frequently; and CSI has, through both acquisition and internal development, built an extensive product line to diagnose and treat these patients.

Outlook

We anticipate that CSI will continue to consolidate the women's healthcare market and complete one or two acquisitions each year, with its revenue reaching an annual run rate of $100 million by the end of 2003, with operating margins approaching 25%.

2001 COMPARED WITH 2000

CVI Revenue

CVI's worldwide core business, all revenue other than sales to other contact lens suppliers ("OEM" sales), grew 15% in fiscal 2001:

($ in millions)	2001	% Total	2000	% Total	% Growth
United States	$ 110.9	63%	$ 100.8	65%	10%
International	62.3	35%	49.6	32%	25%
Core business	173.2	98%	150.4	97%	15%
OEM	2.9	2%	4.4	3%	(34%)
Total	$ 176.1	100%	$ 154.8	100%	14%

During 2001, the British pound, the Euro and the Canadian dollar all weakened against the U.S. dollar. In constant currency, our worldwide core business grew 17% and our international core revenue grew 30%. Strong results in Europe, where revenue increased 32%, drove international growth.

DPR Lenses

Worldwide sales of all DPR lenses, both toric and spherical, accounted for 80% of CVI's 2001 revenue. Sales of these products grew 16% in the United States and 21% worldwide.

Toric Lenses

Toric lenses are CVI's largest product line, representing about 45% of its worldwide 2001 revenue. Total sales of toric lenses grew 13% in fiscal 2001. The largest segment of the toric market is DPR torics, where CVI's revenue increased 23% worldwide.

New Products

During 2001, CVI introduced three new specialty lens products:

- *Frequency Multifocal*, a multifocal lens designed for monthly replacement, which corrects presbyopia, an age-related vision defect.
- *Ascend*, an aspheric lens designed for monthly replacement for patients with near and farsightedness. *Ascend* lenses are prescribed and billed by the practitioner but shipped directly to the consumer to minimize delivery time while enhancing practice revenue.
- *Frequency 55 Toric XR*, designed for monthly replacement by astigmatic patients with complex vision issues.

OEM Business

After the acquisition of Aspect Vision Care in fiscal 1998, we de-emphasized OEM sales, concentrating instead on branded products that generate higher margins. OEM business generated 2% of total CVI revenue in 2001 and declined 34% from the previous year.

CSI Revenue

CSI revenue grew 26% in fiscal 2001. Internal or organic growth generated about 10% of this growth, with the rest from acquisitions completed in the last two fiscal years. Acquisitions completed in fiscal 2001 or late in fiscal 2000 are discussed below.

In August 2001, CSI acquired Medscand Medical AB and Medscand (USA), Inc., collectively "Medscand," which develops, manufactures and markets specimen collection devices used with products that help diagnose cervical cancer. Medscand revenue in 2000 was about $7 million.

In April 2001, CSI acquired the *LuMax System* from MedAmicus, Inc. with revenue of about $4 million in 2000. The *LuMax System* helps diagnose the cause of female incontinence, the accidental loss of urine resulting in a medical or hygienic problem. It uses patented fiber optic transducer technology to measure and monitor the physiological factors associated with female urinary function.

In October 2000, CSI acquired MedaSonics, Inc., including its line of hand-held and compact Doppler ultrasound systems used in obstetrics and gynecology as well as in cardiology and other medical specialties. The Doppler line of products revenue was about $4 million in 1999.

Cost of Sales/Gross Profit

Gross Profit % of Net Sales	2002	2001	2000
CVI	**67%**	69%	70%
CSI	**51%**	55%	55%
Consolidated	**63%**	65%	66%

CVI's gross margin decreased 2 percent from fiscal 2001, primarily due to the acquisition of Biocompatibles in February, whose more mature product line generates lower margins. Their newer line, featuring phosphorylcholine technology, is growing and provides margins more in line with CVI's other specialty products. Going forward, we expect that the continuing shift in revenue to phosphorylcholine lenses away from the older line, combined with ongoing manufacturing efficiencies, will result in improved margins.

For fiscal 2003, we anticipate that CVI's gross margins will remain about the same as sales in lower-margin international markets expand, including sales to distributors such as Rohto in Japan, and are offset by increased margins from improved manufacturing efficiencies at both CVI and Biocompatibles.

Because we manufacture a significant amount of our inventory in England, CVI's gross margins tend to decrease when the British pound strengthens against the U.S. dollar and tend to improve when the pound weakens.

CSI's gross margin was 51% of sales in 2002, down from 55% in 2001 and 2000. During the third quarter of 2002, CSI phased out the *Cerveillance* colposcopy system, which captures and stores digital images of the cervix, and recorded a charge against cost of sales (primarily write down of inventory distribution rights and prepaid royalties) of about $2 million.

Cerveillance is being phased out because the *Leisegang* Prism system, with its superior optics, acquired with the purchase of Leisegang Medical Inc. in 2000, is known as the world's finest colposcopy equipment and is favored by customers.

CSI's gross margin from recurring activities (excluding the charge described above) was 54% for fiscal 2002, down from 55% in 2001, primarily because of the lower margins of certain products acquired while CSI executed its strategy to consolidate the women's healthcare market.

For fiscal 2003, we expect that CSI gross margins from recurring activities will not change significantly. We expect that the integration of recent acquisitions, which will tend to increase margins, will be offset by future acquisitions and other alliances that may initially tend to reduce margins.

Selling, General and Administrative Expense ("SGA")

(In millions)	2002	2001	2000
CVI	$ 98.9	$ 65.1	$ 56.6
CSI	20.3	18.0	16.0
Headquarters	7.5	6.7	6.7
	$ 126.7	$ 89.8	$ 79.3

Consolidated SGA increased by 41% in 2002 and 13% in 2001. As a percentage of net sales, consolidated SGA was 40%, 38% and 40% in fiscal 2002, 2001 and 2000, respectively.

CVI's SGA increased 52% in 2002 and 15% in 2001. The increase in 2002 resulted primarily from the acquisition of Biocompatibles, including certain additional costs incurred during the integration period ("integration costs") of about $1.7 million for fiscal 2002. We expect SGA as a percentage of revenue to improve as Biocompatibles is integrated. In addition, selling, promotion and distribution costs to introduce new products increased in 2002 and 2001. As a percentage of net sales, SGA at CVI was 41% in 2002 and 37% in 2001 and 2000.

At CSI, SGA increased 13% in 2002, significantly below the 22% sales growth. Reported SGA in fiscal 2001 includes about $800,000 of one-time costs for facility relocation and acquisition integration. Excluding these charges from 2001 SGA, the 2002 increase was 19%, closer to sales growth.

Headquarters' SGA decreased to 2.4% of consolidated revenue from 2.9% in 2001 and 3.3% in 2000. Absent material expenditures resulting from the Sarbanes-Oxley Act and from potential additional regulations from the Securities and Exchange Commission, we anticipate that Headquarters' SGA will continue to grow slower than consolidated revenue.

Research and Development Expense

Research and development expense was 1% of net sales in fiscal 2002, 2% in fiscal 2001 and 1% in 2000: $4.3 million in 2002, $3.7 million in 2001 and $2.7 million in 2000.

In 2002, we initiated development projects for new and improved contact lens products. During the 2003 to 2005 period, CVI plans to invest in two new research programs: the development of an extended wear contact lens and an improved contact lens technology. We expect that research and development expenses will increase by about $1.5 million to $2 million in 2003. Most of our R&D expense, other than the two new programs, is for clinical and regulatory and other development activities rather than basic research.

Amortization of Intangibles

Amortization of intangibles was $1.5 million in 2002, $5.2 million in 2001 and $4.2 million in 2000. Amortization expense decreased in fiscal 2002, primarily because following our adoption of Statement of Financial Accounting Standards ("SFAS") 142, we no longer amortize goodwill. Goodwill amortization reduced operating income by $4.1 million in 2001 and $3 million in 2000 (see Note 3). The increase in 2001 reflects the effect of acquisition activity during the period.

Operating Income

Operating income grew $20.1 million or 43% between 2000 and 2002:

Years Ended October 31, (In millions)	2002	2001	2000
CVI	$ 60.4	$ 51.4	$ 47.3
CSI	14.1	10.1	6.3
Headquarters	(7.5)	(6.7)	(6.7)
	$ 67.0	$ 54.8	$ 46.9
Percent growth	22%	17%	

Settlement of Disputes, Net

In 2000, we recorded a charge to income of $653,000 to settle a dispute with a German distributor, including the write-off of a related investment in a joint venture.

Other Income, Net

Years Ended October 31, (In thousands)	2002	2001	2000
Interest income	$ 179	$ 443	$ 499
Gain on sale of Quidel stock	1,168	—	—
Gain on Litmus/Quidel transaction	2,075	719	—
Foreign exchange gain (loss)	1,774	34	(256)
Gain on swap contract	—	—	240
Other	(124)	(88)	172
	$ 5,072	$ 1,108	$ 655

Gain on Sale of Quidel Stock

In fiscal 2002, we sold 592,000 shares of Quidel stock, and realized a gain of approximately $1.2 million.

Gain on Litmus/Quidel Transaction

In the first quarter of 2001, Quidel Corporation ("Quidel") acquired Litmus Concepts, Inc. ("Litmus") through an exchange of common stock. Cooper held a preferred equity position in Litmus, which equated to approximately a 10 percent ownership. As a result of this transaction, we received 1,138,725 shares of Quidel's common stock, and at that time, we recorded a gain of $719,000, as the market value of the Quidel shares received exceeded the carrying value of our investment in Litmus. In the third quarter of 2002, we received an additional 334,727 shares of Quidel that were held in escrow and recorded a gain of $2.1 million, based on the fair market value of Quidel shares on the day we received them.

Foreign Exchange

In conjunction with the closing of our acquisition of Biocompatibles and providing additional capitalization for international operations, we provided about $21 million in pounds sterling to a U.K. affiliate to settle a short-term financing. While the loans were outstanding, the pound strengthened against the dollar, and a net gain of about $1.5 million resulted when the loan was repaid. $300,000 of additional gains resulted from currency exposures that were acquired and not hedged. Our policy continues to be to hedge foreign exchange exposure whenever possible. As such, we do not expect large gains or losses in the future.

Gain on Swap Contract

In 2000, we repaid the Midland Bank loan and cancelled an interest rate swap, realizing a gain of $240,000.

Interest Expense

Interest expense was $6.9 million in 2002, $3.7 million in 2001 and $4.7 million in fiscal 2000. The increase in 2002 interest expense was driven by higher debt levels needed for acquisitions, partially offset by lower interest rates. The decrease in 2001 generally reflects lower interest rates and reduced average debt in 2001.

Provision for Income Taxes

Our effective tax rate ("ETR") – provision for income taxes as a percent of income before income taxes – for fiscal 2002 was 25%, down from fiscal 2001's ETR of 29%. The reduction of our ETR resulted from a higher percent of our income coming from our international operations (including the international operations of Biocompatibles). Assuming no major acquisitions, we expect our ETR to remain at 25% in fiscal 2003.

With our anticipated faster growth outside the U.S. and a favorable mix of products manufactured outside the U.S., Cooper now expects its U.S. net operating loss carryforward ("NOLs") in the U.S. to last through 2006.

We implemented a global tax plan in fiscal 1999 to minimize both the taxes reported in our statement of income and the actual taxes we will have to pay once we use all the benefits of our NOLs. The global tax plan consisted of a restructuring of the legal ownership structure for the CooperVision foreign sales and manufacturing subsidiaries.

The stock of those subsidiaries is now owned by a single foreign holding company, which centrally directs much of the activities of those subsidiaries. The foreign holding company has applied for and received the benefits of a reduced tax rate under a special tax regime available in its country of domicile. Assuming no other major acquisitions or large stock issuance, we currently expect that this plan will extend the cash flow benefits of the existing NOLs through 2006, and that actual cash payments of taxes will average less than 5% of pretax profits over this period. After 2006, actual cash payments of taxes are expected to average less than 20% of pretax profits.

CAPITAL RESOURCES & LIQUIDITY

Year 2002 Highlights

- Operating cash flow $55.9 million vs. $25.6 million in 2001.
- Closed four acquisitions and made contractual payments for prior acquisitions and paid other acquisition costs totaling $136.1 million.
- Expenditures for purchases of property, plant and equipment $23.4 million vs. $16.8 million in 2001.
- Increased credit facility with KeyBank from $75 million to $225 million, retaining favorable interest rates.

Comparative Statistics:

October 31, (Dollars in millions, except per share amounts)	2002	2001
Cash and cash equivalents	$ 10.3	$ 12.9
Total assets	$ 571.1	$ 396.8
Working capital	$ 72.2	$ 87.2
Total debt	$ 163.7	$ 68.8
Stockholders' equity	$ 311.4	$ 256.3
Ratio of debt to equity	0.53:1	0.27:1
Debt as a percentage of total capitalization	34%	21%

Operating Cash Flows

Our major source of liquidity continues to be cash flow from operating activities. Operating cash flow for fiscal 2002 was $55.9 million vs. $25.6 million in 2001. Cooper continued to improve its receivable collections following difficulties experienced in late 2001 and early 2002 caused by the installation of a new enterprise resource planning system at CVI. These problems resulted in an unusually high level of Days of Sales Outstanding ("DSO's") at the end of 2001 and the first quarter of 2002. At the end of the current year, Cooper's DSO's were 71 days, an improvement of 17% from the 86 days reported at the end of the first quarter. The improved collections resulted in cash outflow being reduced to $1.4 million this year, vs. $21 million of cash used in fiscal 2001. Looking forward, we expect that DSO's will remain in the high 60's to low 70's range, although continued international expansion could tend to increase DSO's moderately.

Major uses of cash for operating activities included payments of $4 million on a previously accrued dispute settlement with Medical Engineering Corporation, $2.6 million to fund entitlements under Cooper's bonus plans in the first quarter and $8.8 million in interest payments and payments for costs incurred to obtain our new $225 million credit facility.

Investing Cash Flows

The cash outflow of $155.1 million from investing activities was driven by the acquisition of Biocompatibles and other businesses totaling $136.1 million and capital expenditures of $23.4 million. The cash outflow was partially offset by $4.4 million of cash received from the sale of Quidel shares.

Financing Cash Flows

Financing activities provided $96.3 million of cash, required primarily to fund acquisitions. Most of this cash was provided by our $225 million line of credit. Also, $6.1 million was provided by stock option exercises. In addition to debt repayments of $128.3 million (including net repayments of $4.2 million of short-term borrowing), we disbursed $1.5 million for dividends on our common stock.

Risk Management (see Note 7)

We are exposed to changes in foreign currency exchange rates, principally debt denominated in pounds sterling and from overseas operations denominated in foreign currencies. We have hedged most of the debt by entering into contracts to buy sterling forward. We are also exposed to changes in interest rates, as the interest rate on most of our debt varies with the London Interbank Offered Rate ("LIBOR").

Outlook

We believe that cash and cash equivalents on hand of $10.3 million plus cash from operating activities will fund future operations, capital expenditures, cash dividends and smaller acquisitions. During the year, in order to afford increased flexibility for larger potential transactions, we expanded our credit facilities with KeyBank as agent from $75 million to $225 million (see Note 6). Funds will be used, as required, to fund acquisitions and potentially repay debt carrying higher interest rates. At October 31, 2002, we had $68.5 million available under the KeyBank line of credit.

Inflation and Changing Prices

Inflation has not had any appreciable effect on our operations in the last three years.

New Accounting Pronouncements (See Note 1)

Estimates and Critical Accounting Policies (See Note 1)

Forward-Looking Statements

Some of the information included in this annual report contains "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include certain statements pertaining to our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, anticipated market conditions and results of operations are forward-looking statements. To identify forward-looking statements look for words like "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates" or "anticipates" and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. These, and all forward-looking statements, necessarily depend on assumptions, data or methods that may be incorrect or imprecise.

Events, among others, that could cause actual results and future actions to differ materially from those described by or contemplated in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, significant delays in new product introductions, the impact of an undetected virus on our computer systems, acquisition integration delays or costs, increases in interest rates, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, regulatory issues, changes in tax laws, changes in geographical profit mix effecting tax rates, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements or judgments, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, changes in accounting principles or estimates, and other factors described in our Securities and Exchange Commission filings, including the "Business" section in our Annual Report on Form 10-K for the year ended October 31, 2002. We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.

Independent Auditors' Report

The Board of Directors and Stockholders

The Cooper Companies, Inc:

We have audited the accompanying consolidated balance sheets of The Cooper Companies, Inc. and subsidiaries as of October 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cooper Companies, Inc. and subsidiaries as of October 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective November 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

KPMG LLP

San Francisco, California

December 11, 2002

Management's Statement Regarding Financial Reporting

We prepared the financial statements in this annual report according to accounting principles generally accepted in the United States of America, and we are responsible for them. They include estimates based on our informed judgment.

Our accounting systems include controls to reasonably assure the safeguarding of Cooper's assets and the production of financial statements that conform to accounting principles generally accepted in the United States of America. We supplement these by hiring and retaining qualified personnel and by providing for appropriate separation of duties. Other financial information in this report has been derived from the same books and records used to prepare our financial statements and are subject to the same system of financial controls.

The Board of Directors, through its Audit and Finance Committee of three outside directors, determines whether we fulfill our responsibilities to prepare financial statements and maintain financial controls. This committee recommends to the Board of Directors appointment of the Company's independent certified public accountants, subject to ratification by the stockholders. It meets regularly with management and the independent accountants. The independent accountants have access to the committee without management present to discuss auditing and financial reporting. Each committee member is familiar with finance and accounting, and the chair is a financial executive.

KPMG LLP has been the Company's independent certified public accountant since 1980, when the Company incorporated. KPMG provides an objective, independent review of the fairness of reported operating results and financial position.

A. Thomas Bender
Chairman of the Board,
President and Chief Executive Officer

Robert S. Weiss
Executive Vice President
and Chief Financial Officer

Consolidated Statements of Income

Years Ended October 31, (In thousands, except per share amounts)	2002	2001	2000
Net sales	$ 315,306	$ 234,572	$ 201,217
Cost of sales	115,813	81,204	68,100
Gross profit	199,493	153,368	133,117
Selling, general and administrative expense	126,730	89,770	79,324
Research and development expense	4,315	3,658	2,711
Amortization of intangibles	1,477	5,182	4,213
Operating income	66,971	54,758	46,869
Other income, net	5,072	1,108	655
Interest expense	6,874	3,738	4,744
Settlement of disputes, net	—	—	(653)
Income before income taxes and cumulative effect of change in accounting principle	65,169	52,128	42,127
Provision for income taxes	16,294	14,992	12,727
Income before cumulative effect of change in accounting principle	48,875	37,136	29,400
Cumulative effect of change in accounting principle, net of tax benefit of $218	—	—	(432)
Net income	$ 48,875	$ 37,136	$ 28,968
Basic earnings per share:			
Income before cumulative effect of change in accounting principle	$ 1.60	$ 1.25	$ 1.04
Cumulative effect of change in accounting principle	—	—	(0.02)
Basic earnings per share	$ 1.60	$ 1.25	$ 1.02
Diluted earnings per share:			
Income before cumulative effect of change in accounting principle	$ 1.57	$ 1.22	$ 1.01
Cumulative effect of change in accounting principle	—	—	(0.01)
Diluted earnings per share	$ 1.57	$ 1.22	$ 1.00
Number of shares used to compute earnings per share:			
Basic	30,568	29,673	28,376
Diluted	31,189	30,491	29,019

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

October 31, (In thousands)	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 10,255	$ 12,928
Accounts receivable, less allowances of $3,883 in 2002 and $1,966 in 2001	74,545	55,318
Inventories	76,279	51,153
Deferred tax assets	17,781	17,308
Marketable securities	2,750	7,982
Prepaid expenses and other current assets	17,300	10,516
Total current assets	198,910	155,205
Property, plant and equipment, at cost	150,785	85,322
Less accumulated depreciation and amortization	62,841	24,294
	87,944	61,028
Goodwill	238,966	131,732
Other intangibles	14,651	13,890
Deferred tax assets	26,806	31,246
Other assets	3,838	3,748
	$ 571,115	$ 396,849
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term debt	$ 36,333	$ 8,249
Accounts payable	15,212	11,149
Employee compensation and benefits	13,415	6,609
Accrued acquisition costs	24,773	16,378
Accrued income taxes	12,261	7,688
Other accrued liabilities	24,687	17,900
Total current liabilities	126,681	67,973
Long-term debt	127,318	60,553
Other liabilities	5,674	12,039
Total liabilities	259,673	140,565
Commitments and contingencies (see Note 11)		
Stockholders' equity:		
Preferred stock, 10 cents par value, shares authorized: 1,000; zero shares issued or outstanding	—	—
Common stock, 10 cents par value, shares authorized: 40,000; issued: 31,525 and 31,095 at October 31, 2002 and 2001, respectively	3,153	3,110
Additional paid-in capital	285,619	276,937
Accumulated other comprehensive loss	(4,396)	(3,305)
Unearned compensation	(78)	(145)
Retained earnings (deficit)	37,236	(10,112)
Treasury stock at cost: 658 and 665 shares at October 31, 2002 and 2001, respectively	(10,092)	(10,201)
Stockholders' equity	311,442	256,284
	$ 571,115	$ 396,849

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended October 31, (In thousands)	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 48,875	$ 37,136	$ 28,968
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes	11,736	12,895	10,894
Depreciation expense	9,892	5,806	4,521
Provision for doubtful accounts	944	251	426
Amortization expense	1,477	5,182	4,213
Change in operating assets and liabilities excluding effects from acquisitions:			
Receivables	(1,377)	(20,982)	(4,314)
Inventories	(8,111)	(11,581)	(2,150)
Other assets	(10,128)	(1,721)	(471)
Accounts payable	(1,377)	2,499	1,339
Accrued liabilities	3,821	(566)	3,644
Income taxes payable	4,195	200	(3,042)
Other long-term liabilities	(4,000)	(3,500)	(3,000)
Cash provided by operating activities	55,947	25,619	41,028
Cash flows from investing activities:			
Acquisitions of assets and businesses	(136,138)	(48,217)	(24,444)
Purchases of property, plant and equipment	(23,434)	(16,757)	(14,665)
Sale of marketable securities	4,382	—	—
Disposition costs paid	—	(234)	(1,455)
Other	97	—	—
Cash used by investing activities	(155,093)	(65,208)	(40,564)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows – Concluded

Years Ended October 31, (In thousands)	2002	2001	2000
Cash flows from financing activities:			
Proceeds from long-term line of credit	$ 219,978	$ 32,839	$ 23,658
Repayment of long-term line of credit	(117,326)	(11,000)	(16,500)
Principal payments on long-term obligations	(6,686)	(2,082)	(19,881)
Net borrowings (repayments) under short-term agreements	(4,239)	355	3,566
Exercise of stock options	6,125	18,912	3,078
Dividends on common stock	(1,527)	(1,038)	(1,134)
Cash provided (used) by financing activities	96,325	37,986	(7,213)
Effect of exchange rate changes on cash and cash equivalents	148	(77)	435
Net decrease in cash and cash equivalents	(2,673)	(1,680)	(6,314)
Cash and cash equivalents at beginning of year	12,928	14,608	20,922
Cash and cash equivalents at end of year	$ 10,255	$ 12,928	$ 14,608
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest (net of amounts capitalized)	$ 8,787	$ 3,179	$ 4,130
Income taxes	$ 1,311	$ 1,534	$ 4,480
Supplemental disclosure of noncash investing and financing activities:			
Issuance of stock for acquisitions	109	302	6,192

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years Ended October 31, (In thousands)	2002	2001	2000
Net income	$ 48,875	$ 37,136	$ 28,968
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	2,135	(194)	(2,963)
Change in value of derivative instruments	516	(741)	—
Additional minimum pension liability	(1,081)	—	—
Unrealized gain on marketable securities:			
Gain (loss) arising during period	(1,918)	1,188	—
Reclassification adjustment	(743)	—	—
Unrealized gain (loss) on marketable securities	(2,661)	1,188	—
Other comprehensive income (loss), net of tax	(1,091)	253	(2,963)
Comprehensive income	$ 47,784	$ 37,389	$ 26,005

Analysis of changes in accumulated other comprehensive loss:

	Foreign Currency Translation Adjustment	Change in Value of Derivative Instruments	Unrealized Gain (loss) on Marketable Securities	Minimum Pension Liability	Total
Balance October 31, 1999	$ (595)	$ —	$ —	$ —	$ (595)
2000 activity	(2,963)	—	—	—	(2,963)
Balance October 31, 2000	(3,558)	—	—	—	(3,558)
2001 activity	(194)	(741)	1,188	—	253
Balance October 31, 2001	(3,752)	(741)	1,188	—	(3,305)
2002 activity	2,135	516	(2,661)	(1,081)	(1,091)
Balance October 31, 2002	$ (1,617)	$ (225)	$ (1,473)	$ (1,081)	$ (4,396)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General

The Cooper Companies, Inc. ("Cooper" or "we" and similar pronouns), through its two business units, develops, manufactures and markets healthcare products. CooperVision ("CVI") markets a range of specialty contact lenses to correct visual defects, including toric lenses to correct astigmatism, cosmetic lenses to change or enhance the appearance of the eyes' natural color, multifocal lenses designed to correct presbyopia, an age-related vision defect, and lenses for patients with dry eyes. Its leading products are disposable and planned replacement toric and spherical lenses. CooperSurgical ("CSI") markets medical devices, diagnostic products and surgical instruments and accessories used primarily by gynecologists and obstetricians.

Estimates and Critical Accounting Policies

Estimates and judgments made by management are an integral part of financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Actual results may be different from estimated amounts included in our financial statements. We believe that the following critical accounting policies address the significant estimates required of management when preparing our consolidated financial statements in accordance with GAAP:

- Revenue recognition – In general, we recognize revenue upon shipment of our products, when risk of ownership transfers to our customers. We record, based on historical statistics, appropriate provisions for shipments to customers who have the right of return.

- Adequacy of allowance for doubtful accounts – In accordance with GAAP, our reported balance of accounts receivable, net of the allowance for doubtful accounts, represents our estimate of the amount that will be realized in cash. We review the adequacy of our allowance for doubtful accounts on an ongoing basis, using historical payment trends and the age of the receivables, complemented by individual knowledge of our customers. If and when our analyses indicate, we increase or decrease our allowance accordingly.

- Net realizable value of inventory – GAAP states that inventories be stated at the lower of cost or market. On an ongoing basis, we review the carrying value of our inventories, measuring number of months on hand and other indications of salability and reduce the value of inventory if there are indications that the carrying value is greater than market.

- Valuation of goodwill – We evaluate our goodwill balances and test them for impairment in accordance with the provisions of Statements of Financial Accounting Standards 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets" (see Note 3).

- Income taxes – As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposures in each jurisdiction including the impact, if any, of additional taxes resulting from tax examinations as well as making judgments regarding the recoverability of deferred tax assets. To the extent recovery of deferred tax assets is not likely based on our estimation of future taxable income in each jurisdiction, a valuation allowance is established. Tax exposures can involve complex issues and may require an extended period to resolve. To determine the quarterly tax rate, we are required to estimate full-year income and the related income tax expense in each jurisdiction. The estimated effective tax rate is adjusted for the tax related to significant unusual items. Changes in the geographic mix or estimated level of annual pre-tax income can affect the overall effective tax rate.

Consolidation

The financial statements in this report include the accounts of all of Cooper's consolidated entities. Intercompany transactions and balances are eliminated in consolidation.

Foreign Currency Translation

Most of our operations outside of the United States have their reporting currency as their functional currency. We translate these assets and liabilities into U.S. dollars at year-end exchange rates. We translate income and expense accounts at weighted average rates for each year. We record gains and losses from the translation of financial statements in foreign currencies into U.S. dollars in other comprehensive income. We record gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting location's functional currency in net income for each period. Net foreign exchange gain (loss) included in the determination of net income for the years ended October 31, 2002, 2001 and 2000 was $1.8 million, $34,000 and ($256,000), respectively.

Derivatives

We use derivatives to reduce market risks associated with changes in foreign exchange and interest rates. We do not use derivatives for trading or speculative purposes. We believe that the counter party with whom we enter into forward exchange contracts and interest rate swap agreements is financially sound and that the credit risk of these contracts is negligible.

Cash and Cash Equivalents

Cash and cash equivalents include commercial paper and other short-term income producing securities with maturity dates of three months or less. These investments are readily convertible to cash and are carried at cost, which approximates market value.

Inventories, at the Lower of Average Cost or Market

October 31, (In thousands)	2002	2001
Raw materials	$ 13,176	$ 9,889
Work-in-process	14,067	8,491
Finished goods	49,036	32,773
	$ 76,279	$ 51,153

Property, Plant and Equipment, at Cost

October 31, (In thousands)	2002	2001
Land and improvements	$ 1,545	$ 1,348
Buildings and improvements	26,418	13,441
Machinery and equipment	122,822	70,533
	$ 150,785	$ 85,322

We compute depreciation using the straight-line method in amounts sufficient to write off depreciable assets over their estimated useful lives. We amortize leasehold improvements over their estimated useful lives or the period of the related lease, whichever is shorter. We depreciate buildings over 35 to 40 years and machinery and equipment over 3 to 15 years.

We expense costs for maintenance and repairs and capitalize major replacements, renewals and betterments. We eliminate the cost and accumulated depreciation of depreciable assets retired or otherwise disposed of from the asset and accumulated depreciation accounts and reflect any gains or losses in operations for the period.

Earnings Per Share ("EPS")

We determine basic EPS by using the weighted average number of shares outstanding and then add outstanding dilutive stock options to determine diluted EPS (see Note 4). On November 5, 2002, our Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend payable November 22, 2002 to stockholders of record on November 14, 2002. As a result, our consolidated financial statements reflect an increase in the number of outstanding shares of our common stock and the transfer of 10 cents per share par value of these additional shares from additional paid-in capital. We have restated per share amounts to reflect the effect of the stock split.

Stock-Based Compensation

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based compensation, including employee stock option plans. As allowed by SFAS 123, we continue to measure compensation expense under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations (see Note 9).

New Accounting Pronouncements

We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on November 1, 2001. In accordance with the requirements of SFAS 142, during the six months ended April 30, 2002, we:

- Evaluated the balance of goodwill and other intangible assets recorded on our consolidated balance sheet as of October 31, 2001. Apart from goodwill, no reclassifications were required to conform to the new criteria for recognition.
- Reassessed the useful lives and residual values of all acquired intangible assets. No amortization period adjustments were required, and we had no intangible assets (other than goodwill) with indefinite useful lives.
- Determined that the reporting units to be used to test for goodwill impairment in accordance with SFAS 142 were CVI and CSI.
- Determined that the fair value of each reporting unit exceeded its carrying value. Accordingly, none of our goodwill was impaired, as of the date of adoption of SFAS 142.

We performed our first annual evaluation of our goodwill effective May 1, 2002, determining that the fair value of each reporting unit continued to exceed its carrying value.

Pro Forma Earnings Per Share ("EPS"):

In accordance with SFAS 142, we no longer amortize goodwill. Actual information for fiscal 2002 and pro forma EPS for fiscal 2001 and 2000 are presented below:

Years Ended October 31, (In thousands, except for earnings per share)	2002	2001	2000
Net income	$ 48,875	$ 37,136	$ 28,968
Add back goodwill amortization*	—	2,962	2,151
Pro forma net income	$ 48,875	$ 40,098	$ 31,119
Pro forma earnings per share:			
Basic	$ 1.60	$ 1.35	$ 1.10
Diluted	$ 1.57	$ 1.32	$ 1.07
Number of shares used to compute earnings per share:			
Basic	30,568	29,673	28,376
Diluted	31,189	30,491	29,019

** Net of tax, assuming an effective tax rate of 27% for 2001 and 28.2% for 2000.*

Note 2. Acquisitions

All acquisitions disclosed here have been accounted for as purchases. Accordingly, results of operations for acquired companies are included in our consolidated results of operations from the date of acquisition. All of these acquisitions were made to further the business objectives of both CVI and CSI:

CVI: To continue to grow revenue at one and one-half to two times the rate of the world market and to become the world's largest specialty contact lens provider by mid-decade.

CSI: To identify and acquire selected smaller companies and product lines that can improve its existing market position in women's healthcare or offer opportunities in new clinical areas.

Acquisition of Biocompatibles

On February 28, 2002, Cooper acquired the contact lens business of Biocompatibles International plc. ("Biocompatibles"), comprised of its wholly owned subsidiaries Hydron Limited ("Hydron"), Biocompatibles Eye Care Inc. ("BE Inc.") and Biocompatibles Canada Inc. ("BE Canada"). Under an International Share Sale Agreement (the "Sale Agreement") dated January 15, 2002, among Biocompatibles, Cooper and Cooper's wholly owned subsidiary Aspect Vision Holdings Limited ("AVH"), Biocompatibles sold all of the outstanding shares of Hydron to AVH and all of the outstanding shares of BE Inc. and BE Canada to Cooper.

Biocompatibles had worldwide revenue in calendar 2001 of about $70 million, about 70% outside of North America. Biocompatibles products are manufactured in Norfolk, Virginia; Farnborough, United Kingdom; Adelaide, Australia and Madrid, Spain.

The aggregate consideration paid for the shares and to repay outstanding indebtedness of the acquired business was £70 million (about $99 million) plus transaction costs. In the purchase price allocation, $81.5 million has been ascribed to goodwill, which is not being amortized, and other intangible assets of $1.1 million being amortized over 8 years. The purchase price allocation also included $27.7 million of working capital, $23.3 million of accrued acquisition costs and $11.7 million of property, plant and equipment. Cooper paid £24 million (about $34 million) in cash at closing, from its line of credit, and together with AVH issued promissory notes of £44 million (about $62.2 million) to Biocompatibles, maturing on November 15, 2002 and bearing interest at 5% per annum. The notes could be prepaid at any time at the option of Cooper and AVH without penalty. We negotiated an expanded bank credit facility which was completed May 1, 2002, and used part of the proceeds to repay the notes on May 2, 2002.

The following unaudited pro forma consolidated condensed results of operations for years ended October 31, 2002 and 2001 are presented as if Biocompatibles had been acquired at the beginning of each period presented. The unaudited pro forma information is not indicative of either the results of operations that would have occurred if Biocompatibles had been purchased during the periods presented or of future results of the combined operations. Pro forma net income does not include goodwill amortization expense in any period. We used a 27% effective tax rate for all periods.

Years Ended October 31, (In thousands, except for earnings per share)	2002 Pro Forma	2001 Pro Forma
Net operating revenue	$ 339,947	$ 305,194
Net income	$ 49,764	$ 35,089
EPS:		
Basic	$ 1.63	$ 1.18
Diluted	$ 1.60	$ 1.15
Shares outstanding for:		
Basic	30,568	29,673
Diluted	31,189	30,491

Acquisition of Ackrad Laboratories

On May 21, 2002, CSI acquired privately held Ackrad Laboratories, Inc., ("Ackrad") a developer and manufacturer of disposable medical devices used primarily in the assessment of infertility and other gynecologic disorders.

We paid $12 million at closing for Ackrad. The Ackrad results have been included in our financial statements from the date of acquisition. The purchase price allocation ascribed $11.5 million to goodwill, $1.6 million to working capital (including accrued acquisition costs of $2.4 million), $442,000 to net property, plant and equipment and $847,000 to deferred tax assets.

Ackrad's principal product, which accounts for about 65 percent of its revenue, is the H/S Elliptosphere Catheter, used in hysterosalpingography and saline contrast hysterosonography, the noninvasive assessment of the female reproductive anatomy. It is used primarily for fertility studies, and also to assess abnormal uterine bleeding and pelvic pain.

Acquisition of Norland Medical Systems

On April 15, 2002, CSI acquired the assets of the bone densitometry business of Norland Medical Systems ("Norland"). Norland's densitometry products, which are used in the evaluation of osteoporosis, had sales of $8.5 million (unaudited) in its 2001 fiscal year. CSI plans to maintain operations at the Norland's Fort Atkinson, Wisconsin, facility and will continue to use the *Norland* brand name. CSI had been a distributor of these products since November 2000.

The Norland business offers both peripheral and central bone density measurement systems.

Cooper paid $3.5 million at closing, net of $1.5 million held back against representations and warranties, which expire January 31, 2004, and may pay additional amounts not to exceed a maximum purchase price of $12 million based on performance over three years. The initial purchase price allocation ascribed $6.4 million to goodwill, $2.2 million to working capital (including accrued acquisition costs of $1.6 million), $200,000 to net property, plant and equipment and $600,000 to deferred tax assets.

Acquisition of Medscand Medical

On August 27, 2001, CSI purchased Medscand Medical AB, a Swedish corporation, and Medscand (USA), Inc., an affiliated company (collectively, "Medscand"). Medscand develops, manufactures and markets specimen collection products that are used to help physicians diagnose cervical disease.

Cooper paid $12 million for Medscand. In the purchase price allocation, $10.4 million was ascribed to goodwill, which is not being amortized, with other intangible assets of $450,000 being amortized over 5–7 years. The purchase price allocation included working capital of $1.5 million, plant, property and equipment of $0.5 million and net acquisition accrual of $0.8 million.

Medscand markets its products to clinicians, clinics, hospitals, laboratories and test manufacturers throughout the world. About 85 percent of Medscand's revenue is generated in the United States. Its products are used in the top 25 cancer centers in the United States.

Acquisition of CL Tinters Oy

On May 29, 2001, Cooper's CVI unit completed the acquisition of privately held CL-Tinters Oy ("CLT"), a leading manufacturer of cosmetic contact lenses, who also applies the color tints to CVI's aspheric cosmetic contact lenses. The total acquisition cost was about $27 million, including $14 million cash paid at closing, future payments and other costs associated with the acquisition. The purchase price allocation was established at $1 million for patents, and $23.2 million for goodwill and was being amortized over 40 years through the end of fiscal 2001. The purchase price allocation included working capital of $1.6 million; property, plant and equipment of $2 million and $0.8 million of other acquisition costs.

Acquisition of LuMax Product Line from MedAmicus

On April 25, 2001, CSI completed the purchase of the *LuMax System* from MedAmicus, Inc. Cooper paid approximately $4 million in cash at closing, with $700,000 due at a later date, for the *LuMax System*. Of the $4.7 million purchase price, $3.6 million has been ascribed to goodwill and was being amortized over 20 years through the end of fiscal 2001.

Gynecologists purchase over 80 percent of LuMax Systems, with revenue split about equally between monitors and disposable catheters.

Acquisition of MedaSonics

On October 18, 2000, CSI acquired MedaSonics, Inc., including its line of handheld and compact Doppler ultrasound systems used in obstetrics and gynecology as well as in cardiology and other medical specialties.

We paid cash of $500,000 and issued 162,290 shares of our common stock, having a market value of $5.6 million at the closing. An additional 19,721 shares were paid subsequent to closing, and 7,117 shares were issued on the second anniversary date of the acquisition.

Goodwill has been recorded at $5.4 million and was being amortized over 20 years through the end of fiscal 2001.

Acquisition of Leisegang

On January 31, 2000, we acquired a group of women's healthcare products (the "Leisegang Business") from NetOptix Corporation for approximately $10 million in cash at closing, plus in May 2000, an additional $250,000. Before the acquisition, the Leisegang Business had annual revenue (unaudited) of more than $11 million from operations in the U.S., Germany and Canada.

The Leisegang Business consists of diagnostic and surgical instruments including colposcopes, instruments to perform loop electrosurgical excision procedures, hand-held gynecological instruments, disposable specula and cryosurgical systems. Many of these products are disposable, including the Sani-Spec line of plastic specula, its largest product group.

Goodwill has been recorded at $5.4 million and was being amortized over 20 years, through the end of fiscal 2001.

Acquisition of BEI

On December 8, 1999, we acquired a group of women's healthcare products from BEI Medical Systems Company, Inc., including uterine manipulators and other products for the gynecological surgery market, for approximately $10.3 million in cash. Most of these products are disposable. Physicians use them in both their offices and in hospitals.

Goodwill has been recorded at $8.4 million and was being amortized over 20 years through the end of fiscal 2001.

Accrued Acquisition Costs

In conjunction with recording acquisitions, we accrue for the estimated costs of severance, legal, consulting, due diligence, plant/office closure and deferred acquisition payments. The chart below shows the balance at October 31, 2001 and activity recorded in 2002.

Description	Balance 10/31/2001	Additions	Payments	Other	Balance 10/31/2002
Severance	$ 200	$ 12,305	$ (3,540)	$ —	$ 8,965
Legal & consulting	6,787	5,443	(8,748)	60	3,542
Plant shutdown	180	9,268	(1,641)	—	7,807
Hold back due	9,148	3,008	(6,323)	—	5,833
Other	63	1,156	(1,161)	68	126
Total	$ 16,378	$ 31,180	$ (21,413)	$ 128	$ 26,273

Note 3. Intangible Assets

(In thousands)	As of October 31, 2002		As of October 31, 2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Other intangible assets:				
Trademarks	$ 578	$ 144	$ 578	$ 118
Patents	13,811	4,382	12,711	3,586
License and distribution rights	5,554	1,509	5,204	1,045
Other	778	35	150	5
	$ 20,721	$ 6,070	$ 18,643	$ 4,754

Estimated annual amortization expense is about $1.8 million for each of the years in the five-year period ending October 31, 2007.

(In thousands)	
Goodwill:	
Balance as of November 1, 2001	$ 131,732
Net additions through October 31, 2002	104,480
Other adjustments*	2,754
	$ 238,966

**Primarily translation differences in goodwill denominated in foreign currency.*

Note 4. Earnings Per Share

Years Ended October 31, (In thousands, except per share amounts)	2002	2001	2000
Income from continuing operations	$ 48,875	$ 37,136	$ 29,400
Cumulative effect of change in accounting principle, net of taxes of $218	—	—	(432)
Net income	$ 48,875	$ 37,136	$ 28,968
Basic:			
Weighted average common shares	30,568	29,673	28,376
Basic earnings per common share:			
Continuing operations	$ 1.60	$ 1.25	$ 1.04
Cumulative effect of change in accounting principle	—	—	(0.02)
Basic earnings per share:	$ 1.60	$ 1.25	$ 1.02
Diluted:			
Weighted average common shares	30,568	29,673	28,376
Effect of dilutive stock options	621	818	643
Diluted weighted average common shares	31,189	30,491	29,019
Diluted earnings per share:			
Continuing operations	$ 1.57	$ 1.22	$ 1.01
Cumulative effect of change in accounting principle	—	—	(0.01)
Diluted earnings per share:	$ 1.57	$ 1.22	$ 1.00

We excluded the following options to purchase Cooper's common stock from the computation of diluted EPS because their exercise prices were above the average market price.

October 31,	2002	2001	2000
Number of shares excluded	1,633,500	859,000	1,978,500
Range of exercise prices	$24.40-$31.11	$25.18-$31.11	$17-$31.11

Note 5. Income Taxes

The components of income from continuing operations before income taxes and extraordinary items and the income tax provision (benefit) related to income from all operations in the consolidated statements of income consists of:

Years Ended October 31, (In thousands)	2002	2001	2000
Income from continuing operations before income taxes and extraordinary items:			
United States	$ 33,512	$ 38,485	$ 35,844
Outside the United States	31,657	13,643	6,283
	$ 65,169	$ 52,128	$ 42,127
Income tax provision (benefit) related to income from all operations:			
From continuing operations	$ 16,294	$ 14,992	$ 12,727
From cumulative effect of a change in accounting principle	—	—	(218)
From discontinued operations	—	—	—
	$ 16,294	$ 14,992	$ 12,509

The income tax provision (benefit) related to income from continuing operations in the consolidated statements of income consists of:

Years Ended October 31, (In thousands)	2002	2001	2000
Current			
Federal	$ —	$ 918	$ 1,508
State	990	(205)	(2,474)
Foreign	3,568	1,384	2,799
	4,558	2,097	1,833
Deferred			
Federal	11,736	11,283	9,532
State	—	1,612	1,362
Foreign	—	—	—
	11,736	12,895	10,894
	$ 16,294	$ 14,992	$ 12,727

We reconcile the provision for income taxes attributable to income from continuing operations and the amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes as follows:

Years Ended October 31, (In thousands)	2002	2001	2000
Computed expected provision for taxes from continuing operations	$ 22,809	$ 18,245	$ 14,744
Increase (decrease) in taxes resulting from:			
Income outside the United States subject to different tax rates	(7,512)	(2,626)	(534)
Amortization of intangibles	—	412	426
Foreign source income subject to US tax	513	—	—
State taxes, net of federal income tax benefit	644	588	1,271
Reversal of prior years' estimated state tax liabilities no longer required	—	(1,026)	(2,330)
Change in valuation allowance	—	(948)	(655)
Other, net	(160)	347	(195)
Actual provision for income taxes	$ 16,294	$ 14,992	$ 12,727

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities are:

October 31, (In thousands)	2002	2001
Deferred tax assets:		
Accounts receivable, principally due to allowances for doubtful accounts	$ 943	$ 478
Inventories	2,374	2,154
Litigation settlements	2,625	4,025
Accrued liabilities, reserves and compensation accruals	6,217	5,346
Unrealized loss on marketable securities	793	—
Net operating loss carryforwards	34,406	38,042
Capital loss carryforwards	2,617	2,617
Tax credit carryforwards	2,284	3,110
Total gross deferred tax assets	52,259	55,772
Less valuation allowance	(4,795)	(5,540)
Deferred tax assets	47,464	50,232
Deferred tax liabilities:		
Goodwill book/tax difference in net book value	(919)	—
Plant and equipment	(1,958)	(1,038)
Unrealized gain on marketable securities	—	(640)
Total gross deferred tax liabilities	(2,877)	(1,678)
Net deferred tax assets	$ 44,587	$ 48,554

Cooper has provided a valuation allowance on those deferred tax assets that it believes will not more likely than not be realized. The net decrease in the total valuation allowance for the years ended October 31, 2002, 2001 and 2000 was $745,000, $948,000 and $1.5 million, respectively.

The Company has not provided federal income tax on approximately $56.7 million of undistributed earnings of its foreign subsidiaries since the Company intends to reinvest this amount outside the U.S. indefinitely.

At October 31, 2002, Cooper had net operating loss and tax credit carryforwards for federal tax purposes that expire as follows:

Year of Expiration	Net Operating Losses	Tax Credits
(In thousands)		
2002	$ 1,066	$ 29
2003	1,187	330
2004	83	—
2005	47	—
2006	14,540	—
2007	22,058	—
2008	49,535	—
2009	6,553	—
2010	1,318	—
2018	823	—
2019	1,092	—
Indefinite life	—	1,925
	$ 98,302	$ 2,284

Note 6. Debt

October 31, (In thousands)	2002	2001
Short-term:		
Notes payable to banks	$ 2,519	$ 6,312
Current portion of long-term debt	33,814	1,937
	$ 36,333	$ 8,249
Long-term:		
Aspect promissory notes	$ 22,291	$ 20,714
KeyBank line of credit	132,310	28,955
County of Monroe Industrial		
Development Agency ("COMIDA") Bond	1,899	2,175
Capitalized leases	4,471	5,338
Aspect bank loans	—	5,019
Other	161	289
	161,132	62,490
Less current portion	33,814	1,937
	$ 127,318	$ 60,553

Our long-term debt matures as follows over the next five years:

(In thousands)	Long-Term Debt
2003	$ 33,814
2004	$ 21,000
2005	$ 77,369
2006	$ 19,105
2007	$ 9,575

KeyBank Line of Credit

On May 1, 2002, Cooper obtained a $225 million syndicated bank credit facility. The facility consists of a $75 million five-year term loan with an interest only payment in the first year then fully amortized in the next four years, and a $150 million three-year revolving credit facility. KeyBank is the agent for the eleven-bank syndication.

At closing, Cooper paid off $62 million under its existing line of credit and £44 million ($62.2 million) in notes owed to Biocompatibles International plc as a result of Cooper's purchase of Biocompatibles Eye Care, Inc., completed on February 28, 2002. $21 million of the revolving credit facility was reserved to retire loans due in December 2002 to note holders of Aspect Vision Care, Ltd., a contact lens business that the Company purchased in December 1997 ("Promissory notes – Aspect"). This restriction was removed when we repaid the Aspect Note Holders in December 2002. Cooper plans to use the facility for general corporate purposes, capital expenditures and acquisitions.

Interest rates under the new facility are based on the London Interbank Offered Rate ("LIBOR") plus additional basis points determined by Cooper's ratio of debt to its earnings before interest, taxes, depreciation and amortization (EBITDA.) These range from 125 to 225 basis points for the term loan and from 100 to 200 basis points for the revolver. As of October 31, 2002 and January 1, 2003, the additional basis points were 200 and 175, respectively, on the term loan and 175 and 150, respectively, on the revolver. At the Company's option, it can choose to pay a base rate that is within a range above the prime rate.

The credit agreement:

- Limits Cooper's debt to a maximum of 50% of its total capitalization, which is defined as the sum of total debt plus stockholders' equity.
- Limits cash dividends on our common stock to $1.25 million per fiscal quarter.
- Requires that the ratio of EBITDA to fixed charges (as defined in the agreement) to be at least 1.3 to 1.
- Requires that the ratio of total debt to pro forma EBITDA (as defined) be no higher than 2.75 to 1 through January 30, 2003 and 2.5 to 1 thereafter.

At October 31, 2002, Cooper's debt was 34% of total capitalization, its ratio of EBITDA to fixed charges (as defined) was 2.0 to 1 and its ratio of debt to pro forma EBITDA was 1.88 to 1.

The $3 million cost of acquiring the new credit facility is carried in other assets and amortized to interest expense over its life.

At October 31, 2002, we had $68.5 million available under the KeyBank line of credit.

(In millions)	
Amount of line	$ 225.0
Reserved for Aspect promissory notes*	(21.0)
Outstanding loans**	(135.5)
Available	$ 68.5

** Revolver funds were used to repay and restriction removed in December 2002.*
*** Includes $3.2 million in letters of credit backing other debt.*

Aspect Promissory Notes

In 1997, we acquired Aspect Vision Care Ltd., and issued £14.2 million of promissory notes to the selling stockholders. The promissory notes bear interest of 8% and were repaid December 2, 2002.

Aspect Bank Loans

These loans were paid off in the third quarter 2002 using our new line of credit. The interest rates ranged between 4% and 4.6% for the period the loans were outstanding.

Capitalized Leases

The obligation under capitalized leases at October 31, 2002, was $4.5 million. The leases primarily relate to manufacturing equipment in the U.S. and the United Kingdom and are secured by those assets. They carry interest rates from 7% to 9% and mature between 2002 and 2007.

COMIDA Bond

The COMIDA bond is a $3 million Industrial Revenue Bond ("IRB") to finance the cost of plant expansion, building improvements and the purchase of equipment related to CVI's Scottsville, New York, facility. The interest rate has been effectively fixed at 4.88% through a rate swap transaction (see Note 7). Principal is repaid quarterly, from July 1997 to October 2012. The IRB is secured by substantially all of CVI's rights to the facility.

KeyBank issued a letter of credit to support certain obligations under the COMIDA bond. CVI is obligated to repay KeyBank for draws under and expenses incurred in connection with the letter of credit, under a reimbursement agreement, which Cooper guarantees. The agreement contains customary provisions and covenants, including certain required ratios and levels of net worth. CVI and COMIDA have granted a mortgage lien on the building and real estate located in Scottsville and a first lien security interest on the equipment purchased under the bond proceeds to KeyBank to secure payment under the reimbursement agreement.

Note 7. Financial Instruments

The fair values of our financial instruments, including cash and cash equivalents, trade receivables, lines of credit and accounts payable, approximated their carrying values as of October 31, 2002 and 2001 because of the short maturity of these instruments. We believe that there are no significant concentrations of credit risk in trade receivables.

Marketable securities represent the fair value of Quidel Corporation common stock available for sale at each year-end. We received the Quidel shares as a result of a transaction involving Litmus Concepts, Inc., in the first quarter of 2001 and 334,727 shares in the third quarter 2002. We have sold shares of Quidel stock from time to time.

The fair value of our other long-term debt approximated the carrying value at October 31, 2002 and 2001 because we believe that we could obtain similar financing with similar terms.

Derivatives

Foreign Exchange Instruments

Cooper enters into forward exchange contracts to hedge the currency exposure of liabilities and firm commitments denominated in foreign currencies. As of October 31, 2002, we had outstanding forward exchange contracts of $24.2 million to purchase £14.4 million, which were purchased in November 2002. We obtained the fair value of the forward exchange contracts through KeyBank's foreign exchange department. The fair value indicated that termination of the forward exchange contracts at October 31, 2002 would have resulted in a loss of $1.8 million. A liability has been accrued for this amount primarily in other liabilities. As these contracts qualify as effective hedges, changes in fair value during 2002 of $371,000 have been recorded as a component of other comprehensive income ("OCI").

We also enter into forward exchange contracts to minimize the net currency exposure of intercompany liabilities and commitments denominated in foreign currencies. We record gains and losses on these forward contracts in our results, and they offset the gains and losses from the remeasurement of our intercompany accounts. At October 31, 2002, we had outstanding forward exchange contracts against our intercompany accounts of $4.6 million to sell $7.4 million Canadian dollars. We obtained the fair value of the forward exchange contracts through KeyBank's Foreign Exchange department. The fair value indicated that termination of these forward exchange contracts at October 31, 2002 would have resulted in a loss of $30,000. As these contracts qualify as effective hedges, the changes in fair value during 2002 of $54,000 have been recorded as a component of OCI.

Interest Rate and Other Derivative Instruments

On a selective basis, Cooper enters into interest rate swap agreements to reduce the potential negative impact of increases in interest rates on our outstanding variable-rate debt under the National Westminster Bank and the IRB. We recognize in our results of operations over the life of the contract, as interest expense, the amortization of contract premiums incurred from buying interest rate swaps. We record net payments or receipts resulting from these agreements as adjustments to interest expense. The effect of interest rate instruments on our results of operations in fiscal years ended October 31, 2002, 2001 and 2000 was not significant. As of October 31, 2002, we had interest rate swap agreements with notional amounts totaling $1.9 million that matures on January 1, 2012 and £2.5 million that matures on April 1, 2003.

We obtained the fair value of the swap agreements through KeyBank's derivative department. The fair value indicated that termination of the swap agreements at October 31, 2002 would have resulted in a $232,000 loss. A liability for this amount has been accrued in other noncurrent liabilities. As these swap agreements qualify as effective hedges, changes in fair value during 2002 of $91,000 have been recorded as a component of OCI.

Note 8. Stockholders' Equity

(In thousands)	Common Shares Outstanding	Common Shares Treasury	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock
Balance at October 31, 1999	14,058	917	$ 1,497	$ 251,345	$ (74,044)	$ (14,060)
Effect of 100% stock dividend	14,059	—	1,406	(1,406)	—	—
Balance at October 31, 1999	28,117	917	2,903	$ 249,939	$ (74,044)	$ (14,060)
Exercise of stock options	427	(1)	44	3,018	—	16
Treasury stock used for acquisitions	373	(187)	19	3,307	—	2,866
Restricted stock/stock option amortization and share issuance	4	—	—	283	—	—
Dividends on common stock	—	—	—	—	(1,134)	—
Net income	—	—	—	—	28,968	—
Balance at October 31, 2000	28,921	729	2,966	256,547	(46,210)	(11,178)
Exercise of stock options	1,467	(44)	138	18,099	—	675
Treasury stock used for acquisitions	42	(20)	6	(38)	—	302
Restricted stock/stock option amortization and share issuance	—	—	—	251	—	—
Tax benefit from exercise of stock options	—	—	—	2,078	—	—
Dividends on common stock	—	—	—	—	(1,038)	—
Net income	—	—	—	—	37,136	—
Balance at October 31, 2001	30,430	665	3,110	276,937	(10,112)	(10,201)
Exercise of stock options	421	—	42	6,086	—	—
Treasury stock used for acquisitions	14	(7)	1	(1)	—	109
Restricted stock/stock option amortization and share issuance	2	—	—	47	—	—
Tax benefit from exercise of stock options	—	—	—	2,553	—	—
Dividends on common stock	—	—	—	—	(1,527)	—
Other	—	—	—	(3)	—	—
Net income	—	—	—	—	48,875	—
Balance at October 31, 2002	30,867	658	$ 3,153	$ 285,619	$ 37,236	$ (10,092)

Cash Dividends

On an adjusted per share basis, Cooper paid quarterly dividends of 1 cent per share beginning July 5, 1999 through January 5, 2001. In the first quarter of fiscal 2001, Cooper increased its dividend and paid semiannual dividends of 2.5 cents per share beginning July 5, 2001. In November 2002, Cooper's Board of Directors increased our annual dividend rate from 5 cents per share to 6 cents per share, see Note 13, Subsequent Events, regarding cash dividend declared.

Treasury Stock

(In thousands)	Shares	Purchase Price
Balance at October 31, 1999	917	14,060
Reissued in fiscal 2000[3]	(188)	(2,882)
Reissued in fiscal 2001[2]	(64)	(977)
Reissued in fiscal 2002[1]	(7)	(109)
	658	$ 10,092

[1]Issued 7,117 treasury shares related to the MedaSonics acquisition.

Treasury stock was credited for $109,000 and charged to the acquisition accrual upon issuance of the treasury stock.

[2]Cooper issued 63,721 shares of treasury stock:

1) 19,721 treasury shares related to the MedaSonics acquisition.

2) 44,000 treasury shares upon the exercise of stock options.

Treasury stock was credited for $977,000 for the average cost of the treasury stock, and $32,000 was charged to additional paid in capital.

[3]Cooper issued 187,876 shares of treasury stock:

1) 24,586 treasury shares related to a prior acquisition.

2) 162,290 treasury shares related to the MedaSonics acquisition.

3) 1,000 treasury shares upon the exercise of stock options.

Treasury stock was credited for $2.9 million for the average cost of the treasury stock, crediting $3.3 million to additional paid in capital, receiving $14,000 in cash, and charging $2.5 million to intangibles for the acquisition.

Stockholders' Rights Plan

Under our stockholder rights plan, each outstanding share of our common stock carries one-half of one preferred share purchase right (a "Right"). The Rights will become exercisable only under certain circumstances involving acquisition of beneficial ownership of 20% or more of the our common stock by a person or group (an "Acquiring Person") without the prior consent of Cooper's Board of Directors. If a person or group becomes an Acquiring Person, each Right would then entitle the holder (other than an Acquiring Person) to purchase, for the then purchase price of the Right (currently $145, subject to adjustment), shares of Cooper's common stock, or shares of common stock of any person into which we are thereafter merged or to which 50% or more of our assets or earning power is sold, with a market value of twice the purchase price. The Rights will expire in October 2007 unless earlier exercised or redeemed. The Board of Directors may redeem the Rights for $.01 per Right prior to any person or group becoming an Acquiring Person.

Note 9. Employee Stock Plans

At October 31, 2002, Cooper had two stock-based compensation plans:

2001 Long-Term Incentive Plans ("2001 LTIP")

We designed the 2001 LTIP to increase Cooper's stockholder value by attracting, retaining and motivating key employees and consultants who directly influence our profitability. Stockholders approved the 2001 LTIP in March 2001.

The 2001 LTIP authorized either a committee of three or more individuals not eligible to participate in the 2001 LTIP or Cooper's Board of Directors to grant to eligible individuals during a three-year period, stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, phantom stock units and long-term performance awards for up to 1 million shares of common stock, subject to adjustment for future stock splits, stock dividends, expirations, forfeitures and similar events. Options generally vest based on Cooper's stock price, however, in some cases, both stock price and time are the criteria. As of October 31, 2002, 101,000 shares remained available under the 2001 LTIP for future grants. No restricted shares have been granted under the 2001 LTIP. Approximately 6 million shares of restricted stock and stock options were granted under a predecessor plan.

1996 Long-Term Incentive Plan for Non-Employee Directors ("1996 NEDRSP")

The 1996 NEDRSP provides for annual grants of restricted stock and options to non-employee directors on November 15 of each fiscal year. Specifically, each non-employee director will be awarded the right to purchase restricted stock worth $7,500 (or $9,375 in the case of a Vice Chairman and Lead Director of the Board who is a non-employee director) for $0.10 per share by January 15 of the year following the date of the grant. Grants of restricted stock not exercised by then will expire. The restrictions on the restricted stock will lapse when the stock reaches certain target values or by the fifth anniversary of the date of grants. Each non-employee director will also be awarded options to purchase common stock. In addition, each non-employee director was granted an option to purchase 30,000 shares of Cooper's common stock in fiscal 2002 and 2001 (or, in the case of the Vice Chairman and Lead Director of the Board who was a non-employee director, 32,500 shares). In fiscal 2000, each non-employee director was granted an option to purchase 20,000 shares (or, in the case of the Vice Chairman and Lead Director of the Board who was a non-employee director, 22,500 shares). 1,320,000 shares of Cooper's common stock had been reserved for this, of which 800,000 shares are held in the treasury. As of October 31, 2002, 622,330 shares remained available under the 1996 NEDRSP for future grants. Restricted shares of 1,924, 2,688 and 3,550 were granted under the 1996 NEDRSP in fiscal 2002, 2001 and 2000, respectively. There were 182,500 restricted shares with restrictions in place outstanding at October 31, 2002. The weighted-average fair value of restricted stock issued in fiscal 2002 was $24.38 per share on grant-date. The 1996 NEDRSP was amended October 24, 2001, increasing the shares available for the plan from 520,000 shares to 1,320,000 and extending the expiration date to November 16, 2005. The amendment also increased the options to be granted to each non-employee director from 20,000 shares to 30,000 shares (or, in the case of a non-employee Vice Chairman and Lead Director of the Board, from 22,500 to 32,500).

Common stock activity under these plans was:

	2002		2001		2000	
Years Ended October 31,	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,871,942	$ 19.11	3,683,664	$ 15.79	3,593,556	$ 14.70
Granted	938,500	25.60	679,500	23.66	591,500	16.56
Exercised	(420,666)	14.58	(1,467,222)	12.89	(427,392)	7.20
Forfeited	(11,000)	24.72	(24,000)	19.51	(74,000)	18.24
Outstanding at end of year	3,378,776	$ 21.46	2,871,942	$ 19.11	3,683,664	$ 15.79
Options exercisable at year end	1,588,944	$ 17.10	1,792,610	$ 15.92	2,444,664	$ 13.17
Weighted average fair value of options granted during the year		$ 10.56		$ 8.62		$ 6.45

The options outstanding at October 31, 2002 for the stock option plans are:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at 10/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding at 10/31/02	Weighted Average Exercise Price
$ 2.96 - 7.25	61,332	3.63	$ 5.70	61,332	$ 5.70
$ 10.50-15.35	422,444	6.08	13.00	420,444	12.99
$ 17.00-20.19	937,500	6.23	17.76	844,500	17.69
$ 21.60-22.44	306,000	7.45	21.95	92,668	21.85
$ 23.66-26.75	1,515,500	9.04	25.77	170,000	25.92
$ 31.11	136,000	5.90	31.11	—	—
$ 2.96-31.11	3,378,776	7.52	$ 21.46	1,588,944	$ 17.10

The excess of market value over $.10 per share of restricted shares on respective dates of grant is initially recorded as unearned compensation and charged to operations as earned. Restricted shares and other stock compensation charged against operating income for the years ended October 31, 2002, 2001 and 2000 was $114,000, $235,000 and $154,000, respectively.

Pro Forma Information

As permitted by SFAS 123, Cooper applies APB Opinion No. 25 and related interpretations to account for its plans for stock options issued to employees. Accordingly, no compensation cost has been recognized for its employee stock option plans, as options are granted with exercise prices equal to or greater than 100% of the market value of the shares at the grant date. Had compensation cost for our stock-based compensation plans been determined under the fair value method included in SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)		2002	2001	2000
Net income	As reported	$ 48,875	$ 37,136	$ 28,968
	Pro forma	$ 44,992	$ 35,367	$ 27,694
Basic earnings per share	As reported	$ 1.60	$ 1.25	$ 1.02
	Pro forma	$ 1.47	$ 1.19	$ 0.98
Diluted earningsper share	As reported	$ 1.57	$ 1.22	$ 1.00
	Pro forma	$ 1.47	$ 1.18	$ 0.97
Effective tax rate used to determine pro forma net income		25%	30%	33%

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2002, 2001 and 2000: dividend yield: 0.417%, 0.229% and 0.249%; expected volatility: 55%, 45% and 45%; expected option lives of 3.5 years for all three years and risk-free interest rates of 3.0%, 3.6% and 5.9%, respectively.

Note 10. Employee Benefits

Cooper's Retirement Income Plan

Cooper's Retirement Income Plan (the "Plan") covers substantially all full-time United States employees. Cooper's contributions are designed to fund normal cost on a current basis and to fund over 30 years the estimated prior service cost of benefit improvements (15 years for annual gains and losses). The unit credit actuarial cost method is used to determine the annual cost. Cooper pays the entire cost of the Plan and funds such costs as they accrue. Virtually all of the assets of the Plan are comprised of participation in equity and fixed income funds.

The following table sets forth the Plan's benefit obligations, fair value of the Plan assets, the funded status of the Plan at October 31 and net periodic pension costs for the three-year period ended October 31, 2002.

(In thousands)	2002	2001	2000
Change in benefit obligation prior year September 1 to August 31			
Projected benefit obligation at beginning of year	$ 13,608	$ 12,330	$ 11,281
Service cost	855	757	664
Interest cost	996	911	830
Benefits paid	(548)	(509)	(445)
Actuarial loss	559	119	—
Projected benefit obligation at end of period	$ 15,470	$ 13,608	$ 12,330
Change in plan assets prior year September 1 to October 31			
Fair value of plan assets at beginning of year	$ 10,925	$ 10,899	$ 9,045
Actual return on plan assets	(830)	(187)	1,413
Employer contributions	346	722	886
Benefits paid	(548)	(509)	(445)
Fair value of plan assets at end of year	$ 9,893	$ 10,925	$ 10,899
Funded status	$ (5,577)	$ (2,683)	$ (1,431)
Unrecognized transition amount	260	286	311
Unrecognized prior service cost	368	398	428
Unrecognized net (gain)/loss	3,003	653	(653)
Accrued pension liability August 31	(1,946)	(1,346)	(1,345)
Contributions between September 1 and October 31	157	—	—
Accrued benefit cost October 31	$ (1,789)	$ (1,346)	$ (1,345)
Reconciliation of accrued pension liability			
Accrued cost at November 1	$ (1,346)	$ (1,345)	$ (1,534)
Net periodic pension cost for year	(946)	(723)	(697)
Contributions made during year	503	722	886
Accrued cost at October 31	$ (1,789)	$ (1,346)	$ (1,345)
Actuarial assumptions			
Discount rate	7.25%	7.5%	7.5%
Expected return on assets	9.0%	9.0%	9.0%
Average compensation increase	4.0%	4.0%	4.0%
Cost of living	3.5%	3.5%	3.5%
Net periodic pension costs			
Service cost	$ 855	$ 757	$ 664
Interest cost	996	911	830
Asset return	830	187	(1,413)
Amortization			
Net transition obligations	26	25	25
Prior service cost	30	30	30
Gain/(loss)	(1,791)	(1,187)	561
Net periodic pension cost total	$ 946	$ 723	$ 697

The measurement date for all periods presented in the above table is August 31.

Cooper's 401(k) Savings Plan

Cooper's 401(k) Savings Plan provides for the deferral of compensation as described in the Internal Revenue Code and is available to substantially all full-time United States employees of Cooper. Employees who participate in the 401(k) Plan may elect to have from 1% to 50% of their pre-tax salary or wages deferred and contributed to the trust established under the Plan. Cooper's contribution on account of participating employees, net of forfeiture credits, was $623,000, $576,000 and $427,000 for the years ended October 31, 2002, 2001 and 2000, respectively.

Cooper's Incentive Payment Plan

Cooper's Incentive Payment Plan is available to officers and other key employees. Participants may, in certain years, receive bonuses based on performance. Total bonuses earned for the years ended October 31, 2002, 2001 and 2000, were approximately $2.6 million, $1.8 million and $1.7 million, respectively.

Note 11. Commitments and Contingencies

Lease Commitments

Total minimum annual rental obligations (net of sublease revenue of approximately $195,000 per year through March 2005) under noncancelable operating leases (substantially all real property or equipment) in force at October 31, 2002 are payable in subsequent years as follows:

(In thousands)		
2003	$	7,442
2004		6,093
2005		4,607
2006		3,011
2007		2,788
2008 and thereafter		17,487
	$	41,428

Aggregate rental expense for both cancelable and noncancelable contracts amounted to $7.4 million, $4.6 million and $5.2 million in 2002, 2001 and 2000, respectively.

MEC

In 1993, we reached agreement with Medical Engineering Corporation ("MEC"), a subsidiary of Bristol-Myers Squibb Company, which limited our contingent liabilities associated with breast implant litigation involving a former division of ours (the "MEC Agreement"). The remaining liability recorded for payments to be made to MEC under the MEC Agreement is due as follows:

December 31, (In thousands)		
2002	$	4,500
2003		3,000
	$	7,500

All payments are contingent upon our earning net income before taxes in the fiscal year ending on the October 31 before the December 31 dates. The liability was recorded in Cooper's financial statements in fiscal 1997 as loss from sale of discontinued operations, as Management concluded that the maximum payments would be likely. They are reflected on the balance sheet in "Other Accrued Liabilities" for the amount due on December 31, 2002 and in "Other Liabilities" for the amount due December 31, 2003.

Pending Litigation

On April 25, 2001, Dioptics Medical Products, Inc. filed a lawsuit against The Cooper Companies, Inc., CooperVision, Inc. and A. Thomas Bender in the United States District Court Northern District of California, Case No. C01-20356-JW. This lawsuit alleges that CooperVision's CV Encore family of contact lenses infringes Dioptics' ENCORE trademark registration for sunglasses. Dioptics alleges causes of action for trademark infringement, dilution and unfair competition, and seeks damages and injunctive relief. On September 30, 2002, the parties filed cross-motions for summary judgment. The Court partially granted CooperVision's motion and held that Dioptics' dilution claim fails as a matter of law because its ENCORE mark is not famous. The Court denied the parties' motions with respect to the trademark infringement and unfair competition causes of action, and set the matter for trial commencing June 10, 2003. The Company believes that it does not infringe any valid and protectable trademark held by Dioptics, and will vigorously defend the action.

Cooper had been engaged in patent litigation in the United States, the United Kingdom and France with CIBA Vision, a division of Novartis, alleging that CVI's Frequency Colors and Expressions opaque contact lenses infringe certain patents of CIBA Vision.

In October 2002, we reached a settlement of all pending patent infringement litigation with CIBA Vision and its subsidiary Wesley Jessen. CIBA Vision has agreed to license for the term of the patent its color contact lens patents to CooperVision in return for a royalty and a cross-license of some of CooperVision's intellectual property rights related to cosmetic contact lenses. The terms of the settlement allow CooperVision to continue selling its existing cosmetic lens products throughout the world.

Patent License Agreement

On February 13, 2002, we renegotiated the terms of a license agreement between CVI and certain former stockholders of Aspect. The renegotiated agreement calls for a fixed license fee of £21.4 million (about $31 million) including interest, due in quarterly installments, which escalate 5% annually, over an eight-year term. Previously, payments were based on levels of revenue.

Note 12. *Business Segment Information*

Cooper is organized by product line for management reporting with operating income, as presented in our financial reports, as the primary measure of segment profitability. No costs from corporate functions are allocated to the segments' operating income. Items below operating income are not considered when measuring the profitability of a segment. The accounting policies used to generate segment results are the same as our overall accounting policies.

Two business segments comprise Cooper's operations:

- CVI, which develops, manufactures and markets a broad range of contact lenses for the worldwide vision care market, and
- CSI, which markets medical devices, diagnostic products, surgical instruments and accessories for the gynecology market.

Total net sales include sales to customers as reported in our consolidated statements of income and sales between geographic areas that are priced at terms that allow for a reasonable profit for the seller. Operating income (loss) is total net sales less cost of sales, research and development expenses, selling, general and administrative expenses and amortization of intangible assets. Corporate operating loss is principally corporate headquarters expense. Investment income, net; settlement of disputes, net; other income (expense), net and interest expense were not allocated to individual segments. Our business segments do not rely on any one major customer.

Identifiable assets are those used in continuing operations except cash and cash equivalents, which are included as corporate assets.

Information by business segment for each of the years in the three-year period: (in thousands)

2002	CVI	CSI	Eliminations	Consolidated
Net sales from non-affiliates	$ 243,877	$ 71,429	$ —	$ 315,306
Operating income (loss)	$ 60,404	$ 14,050	$ (7,483)	$ 66,971
Investment income, net				179
Other income, net				4,893
Interest expense				(6,874)
Income before income taxes				$ 65,169
Identifiable assets	$ 401,421	$ 111,998	$ 57,696	$ 571,115
Depreciation expense	$ 8,580	$ 1,262	$ 50	$ 9,892
Amortization expense	$ 905	$ 572	$ —	$ 1,477
Capital expenditures	$ 19,405	$ 3,969	$ 60	$ 23,434
2001				
Net sales from non-affiliates	$ 176,118	$ 58,454	$ —	$ 234,572
Operating income (loss)	$ 51,372	$ 10,122	$ (6,736)	$ 54,758
Investment income, net				443
Other income, net				665
Interest expense				(3,738)
Income before income taxes				$ 52,128
Identifiable assets	$ 246,563	$ 87,056	$ 63,230	$ 396,849
Depreciation expense	$ 5,022	$ 735	$ 49	$ 5,806
Amortization expense	$ 2,726	$ 2,456	$ —	$ 5,182
Capital expenditures	$ 14,773	$ 1,943	$ 41	$ 16,757
2000				
Net sales from non-affiliates	$ 154,775	$ 46,442	$ —	$ 201,217
Operating income (loss)	$ 47,287	$ 6,277	$ (6,695)	$ 46,869
Investment income, net				499
Settlement of disputes, net				(653)
Other income, net				156
Interest expense				(4,744)
Income before income taxes				$ 42,127
Identifiable assets	$ 180,433	$ 66,428	$ 75,704	$ 322,565
Depreciation expense	$ 3,849	$ 608	$ 64	$ 4,521
Amortization expense	$ 2,155	$ 2,058	$ —	$ 4,213
Capital expenditures	$ 14,089	$ 554	$ 22	$ 14,665

Information by geographical area by country of domicile for each of the years in the three-year period ended October 31, 2001 follows: (In thousands)

2002	United States	Europe	Canada	Other, Eliminations & Corporate	Consolidated
Sales to unaffiliated customers	$ 199,918	$ 90,277	$ 17,873	$ 7,238	$ 315,306
Sales between geographic areas	3,551	68,764	—	(72,315)	—
Net sales	$ 203,469	$ 159,041	$ 17,873	$ (65,077)	$ 315,306
Operating income	$ 35,321	$ 8,413	$ 1,369	$ 21,868	$ 66,971
Identifiable assets	$ 272,249	$ 218,264	$ 9,790	$ 70,812	$ 571,115
2001					
Sales to unaffiliated customers	$ 173,551	$ 41,740	$ 15,710	$ 3,571	$ 234,572
Sales between geographic areas	354	36,196	—	(36,550)	—
Net sales	$ 173,905	$ 77,936	$ 15,710	$ (32,979)	$ 234,572
Operating income	$ 41,271	$ (41)	$ 838	$ 12,690	$ 54,758
Identifiable assets	$ 169,738	$ 149,914	$ 9,010	$ 68,187	$ 396,849
2000					
Sales to unaffiliated customers	$ 149,316	$ 36,048	$ 15,772	$ 81	$ 201,217
Sales between geographic areas	163	30,058	—	(30,221)	—
Net sales	$ 149,479	$ 66,106	$ 15,772	$ (30,140)	$ 201,217
Operating income	$ 38,915	$ 57	$ 930	$ 6,967	$ 46,869
Identifiable assets	$ 127,414	$ 111,474	$ 6,389	$ 77,288	$ 322,565

Note 13. Subsequent Events

Stock Dividend

In November 2002, our Board of Directors declared a two-for-one stock split effected in the form of a stock dividend payable November 22, 2002 to stockholders of record on November 14, 2002. All per share amounts in this report reflect the stock split.

Cash Dividend Declared

On December 5, 2002, Cooper declared a semi-annual dividend of 3 cents per split-adjusted share, payable on January 6, 2003 to stockholders of record on December 16, 2002.

Acquisition Payment

In December 2002, Cooper made the final payment to the Aspect Note Holders of about $23 million, which released the $21 million previously reserved under our KeyBank Revolver credit agreement.

Corporate Information

Board of Directors

A. THOMAS BENDER
Chairman
President and Chief Executive Officer

ALLAN E. RUBENSTEIN, M.D.
Vice Chairman and Lead Director
Chairman of the Board University HeartScan

MICHAEL H. KALKSTEIN
Partner
Oppenheimer, Wolff & Donnelly, LLP

MOSES MARX
General Partner
United Equities

DONALD PRESS
Executive Vice President
Broadway Management Co., Inc.

STEVEN ROSENBERG
President, Chief Executive Officer and Chief Financial Officer
Berkshire Bancorp Inc.

ROBERT S. WEISS
Executive Vice President and Chief Financial Officer

STANLEY ZINBERG, M.D.
Vice President Practice Activities
American College of Obstetricians and Gynecologists

Committees of the Board

Audit and Finance Committee
STEVEN ROSENBERG (Chairman)
MICHAEL H. KALKSTEIN
STANLEY ZINBERG, M.D.

Organization and Compensation Committee
MICHAEL H. KALKSTEIN (Chairman)
DONALD PRESS
ALLAN E. RUBENSTEIN, M.D.

Nominating Committee
ALLAN E. RUBENSTEIN, M.D. (Chairman)
MOSES MARX
STANLEY ZINBERG, M.D.

Corporate Governance Committee
DONALD PRESS (Chairman)
ALLAN E. RUBENSTEIN, M.D.
STEVEN ROSENBERG

Executive Officers

A. THOMAS BENDER
Chairman of the Board, President, Chief Executive Officer and President CooperVision, Inc.

ROBERT S. WEISS
Executive Vice President and Chief Financial Officer

DAVID ACOSTA
Treasurer

B. NORRIS BATTIN
Vice President
Investor Relations and Communications

GREGORY A. FRYLING
Chief Operating Officer
CooperVision, Inc.

CAROL R. KAUFMAN
Vice President of Legal Affairs, Secretary and Chief Administrative Officer

NICHOLAS J. PICHOTTA
President and Chief Executive Officer
CooperSurgical, Inc.

PAUL REMMELL
Chief Operating Officer
CooperSurgical, Inc.

STEPHEN C. WHITEFORD
Vice President and Corporate Controller

Principal Subsidiaries

COOPERVISION, INC.
21062 Bake Parkway / Suite 200
Lake Forest / CA 92630
Voice: (949) 597-8130
Fax: (949) 597-0663
www.coopervision.com

COOPERSURGICAL, INC.
95 Corporate Drive
Trumbull / CT 06611
Voice: (203) 601-5200
Fax: (203) 601-1008
www.coopersurgical.com

Corporate Offices

THE COOPER COMPANIES, INC.
21062 Bake Parkway / Suite 200
Lake Forest / CA 92630
Voice: (949) 597-4700
or toll free (888) 822-2660
Fax: (949) 597-0662

THE COOPER COMPANIES, INC.
6140 Stoneridge Mall Road / Suite 590
Pleasanton / CA 94588
Voice: (925) 460-3600
Fax: (925) 460-3648
www.coopercos.com

Investor Information

To access without charge our current share price, recent news releases and annual report on Securities and Exchange Commission Form 10-K without exhibits, call 1-800-334-1986 at any time or visit us on the World Wide Web at www.coopercos.com.

Investor Relations Contact

B. NORRIS BATTIN
Vice President
Investor Relations and Communications
21062 Bake Parkway / Suite 200
Lake Forest / CA 92630
Voice: (949) 597-4700
Fax: (949) 597-3688
E-mail: ir@coopercompanies.com

Annual Meeting

The Cooper Companies will hold its Annual Stockholders' Meeting on Tuesday, March 25, 2003 at the New York Marriott East Side, New York, NY at 10:00 A.M.

Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York / NY 10005
(800) 937-5449

Trademarks

The Cooper Companies, Inc., its subsidiaries or affiliates own, license or distribute the following trademarks, which are italicized in this report: Apollo®, Ascend®, Cerveillance®, Enhancement Colors™, Excell™, Frequency 55®, Frequency Aspheric™, Frequency Colors™, Frequency Expressions™, Frequency Multifocal™, Frequency Toric XR™, Guardian Vaginal Retractor™, LuMax® System, Norland®, Proclear®, Proclear Compatibles®, Sage BioPharma™ and Sani-Spec®

PC Technology is licensed from Biocompatibles UK Limited.

Independent Auditors

KPMG LLP

Stock Exchange Listing

The New York Stock Exchange
Ticker Symbol "COO"

21062 Bake Parkway   Suite 200
Lake Forest   California 92630
Voice: 949.597.4700   Fax: 949.597.0662
www.coopercos.com

ANNUAL REPORT

2002

HEICO® CORPORATION







Corporate Profile



HEICO Corporation is a successful and growing technology-driven aerospace, defense and electronics company. For more than 40 years we have thrived by serving niche segments of these industries with innovative and cost-saving products and services.

HEICO's products are found on most large commercial aircraft produced today, on many regional and business aircraft, as well as on a large variety of military aircraft, targeting systems, missiles and electro-optical devices.

HEICO focuses on underserved niche markets and markets where the company is either a market leader or has the significant potential of becoming a market leader.

For the year ended October 31,	1998	1999	2000	2001	2002
	(in thousands, except per share data)				
OPERATING DATA:					
Net sales	$ 95,351	$ 141,269	$ 202,909	$ 171,259	$ 172,112
Net sales excluding Trilectron[1]	65,412	104,652	152,756	171,259	172,112
Operating income	18,964	32,815	37,923	30,991	22,400
Operating income excluding Trilectron[1]	17,082	30,033	34,497	30,991	22,400
Income (loss):					
From continuing operations	10,509	16,337	27,739[2]	15,833	15,226[3][4]
From gain on sale of discontinued operations	—	—	(1,422)[5]	—	—
Net income	$ 10,509	$ 16,337	$ 26,317[2]	$ 15,833	$ 15,226[3][4]
Weighted average number of common shares outstanding:[6]					
Basic	15,124	17,933	19,114	19,925	20,913
Diluted	18,805	21,348	21,908	22,305	22,484
PER SHARE DATA:[6]					
Income from continuing operations:					
Basic	$ .69	$ .91	$ 1.45[2]	$ .79	$ .73[3][4]
Diluted	56	.77	1.27[2]	.71	.68[3][4]
Net income:					
Basic	.69	.91	1.38[2]	.79	.73[3][4]
Diluted	.56	.77	1.20[2]	.71	.68[3][4]
Cash dividends	.041	.041	.044	.045	.050
BALANCE SHEET DATA (AS OF OCTOBER 31):					
Working capital	$ 40,587	$ 63,278	$ 55,469	$ 71,515	$ 69,235
Total assets	133,061	273,163	281,732	325,640	336,332
Total debt (including current portion)	30,520	73,501	40,042	67,014	55,986
Minority interests in consolidated subsidiaries	14,892	30,022	33,351	36,845	38,313
Shareholders' equity	67,607	139,289	169,844	188,769	207,064

(1) Amounts have been adjusted to exclude the net sales and operating income of Trilectron Industries, Inc. (Trilectron), a product line sold in September 2000.

(2) The gain on sale of Trilectron increased income from continuing operations and net income in fiscal 2000 by $10,542,000, or $.55 per basic share and $.48 per diluted share, net of tax.

(3) Net income includes an increase in the gain on sale of the Trilectron product line resulting from the elimination of certain reserves upon expiration of indemnification provisions of the sale, which increased net income by $765,000, or $.04 per basic share and $.03 per diluted share, net of tax.

(4) Net income includes the recovery of a portion of taxes paid in prior years resulting from a recently completed income tax audit, which increased net income by $2,107,000, or $.10 per basic share and $.09 per diluted share, net of related expenses.

(5) Represents an adjustment to the gain from the sale of the discontinued health care operations ($.07 per basic share and $.07 per diluted share, net of tax) that were sold in fiscal 1996.

(6) Information has been adjusted for all stock dividends and stock splits.

President's Message and Questions & Answers

DEAR FELLOW SHAREHOLDER:

In my message to you each year, I typically discuss the events that impacted HEICO during the prior fiscal year and follow that discussion with a "Question and Answer" Section in which I delve into more detail on those topics. This year, I am incorporating the Question and Answer Section into my message. I hope that you find this format both informative and easy to read.

Unfortunately, in 2002, for only the second time in eight years, HEICO did not report an increase in operating income. As I have explained in our press releases and other public statements, HEICO felt an immediate and dramatic impact from the September 11th tragedies through retirement of certain aircraft for which we supplied many profitable parts.

Fortunately, as I have detailed in the following Question and Answer Section, HEICO's prior aggressive product development strategies are leading our recovery, which recovery seems to be outpacing the commercial aerospace industry's recovery. In addition, our diversification into military and other industrial markets prior to September 11, 2001 has proven a valuable strategy in keeping HEICO strong.

There are many exciting things happening at HEICO which convince me that, while there are risks, our long-term growth prospects are intact. Our unique product offering, superb product development and wonderful Team Members remain the fuel for our growth. I thank every HEICO Team Member for his and her support and dedication to our company. I would also like to thank HEICO's Board of Directors for their guidance and support in helping drive HEICO to be the fine company it is today. My continuing thanks goes to all of HEICO's loyal and supportive shareholders.



Please continue to read the Question and Answer Section incorporated into my message to you.

Sincerely,

Laurans A. Mendelson
Chairman, President and
Chief Executive Officer

Question: **What was HEICO's financial performance in fiscal 2002?**

Answer: HEICO reported sales of $172,112,000 and net income of $15,226,000, or $.68 per share, in fiscal 2002. This compares with net sales of $171,259,000 and net income of $15,833,000, or $.71 per share, for fiscal 2001. The 2002 results include recovery of a portion of taxes paid in prior years from a recently completed tax audit of $2.1 million, or $.09 per share, net of related expenses.

Question: **How was the Company's cash flow during fiscal 2002?**

Answer: Excellent. Our cash flow from operating activities increased to $23.3 million for fiscal 2002, up substantially from $16.5 million for fiscal 2001. Significantly, our cash flow from operating activities actually **exceeded** net income by over 50%. Our strong cash flow is another reason why we are confident about our future. This very strong cash flow allowed HEICO to declare its 47th and 48th consecutive semi-annual cash dividends since 1979.

Question: **Speaking of your confidence, why are you so confident in HEICO's future?**

Answer: HEICO is a strong company with a history of growth and product innovation, excellent product lines, very strong customer relationships and alliances, a superior balance sheet, excellent cash flow and nearly 1,000 Team Members who are devoted to developing, producing and selling the highest quality products and services in our markets.

Question: **What steps has the Flight Support Group taken to increase its presence on new aircraft programs and lower its reliance on older programs?**

Answer: In the early 1990s, we recognized that older aircraft would be largely retired by the middle of our current decade. The extreme impact of September 11th on the airline industry caused operators to retire these planes which are powered by the JT8D aircraft engine (mostly 727s, some 737s and DC-9s) immediately. While we felt a strong impact from these retirements, our enormous product development efforts on engines that power almost all of the newer series of large commercial aircraft allowed our non-JT8D business to grow substantially in fiscal 2002 and, we believe, will allow us to grow in fiscal 2003 and beyond. Presently, less than 5% of our product development efforts are for JT8D-powered aircraft. Similarly, we have followed the same approach in our repair and overhaul operations by adding capabilities to repair accessory components on newer generation aircraft.

Question: **How did the company's defense operations perform last year?**

Answer: Very well. Around 1999, we decided that HEICO needed to have greater defense participation and we made a series of strategic acquisitions to accomplish this goal. Initially, the acquisitions were directed toward "high-tech" war fighting capabilities. Later, we focused on participating in the repair and overhaul markets serving domestic and international military agencies.

Question: **What are some of these "high-tech" products which HEICO produces for defense applications?**

Answer: Almost all the products are in the electro-optical realm. For example, our Santa Barbara, CA facility is the leading designer and producer of equipment used to develop, test and calibrate infrared-based targeting systems which, among other things, allow the U.S. and its allies to engage targets from greater distances with more precision. We believe we are the leading independent producer in the world of this equipment. Similarly, our Orlando, FL facility is believed to be the world's leading producer of laser rangefinder receivers utilized in targeting systems to illuminate and to verify military targets for engagement. The end use of these products range from missile seekers to hand held binocular-like devices used by soldiers in the field.

Question: **Why do you believe HEICO's activities will fuel its growth?**

Answer: Although the domestic airline industry is facing its greatest challenges ever, foreign carriers are still relatively healthy. In addition, our domestic airlines form the backbone of our country's transportation system. As we witnessed after September 11th, our economy virtually shuts down without commercial air travel and shipping. We believe that commercial air travel will grow in the United States and that commercial airlines fill a crucial role. These airlines must reduce their operating costs and HEICO helps them to reduce their costs in both our aircraft replacement parts business and in our repair and overhaul operations. Our ability to save airlines money is evidenced by our partnerships with Lufthansa, American and United.

Product Development Excellence



Laser Rangefinder Receivers designed and manufactured by HEICO's Electronic Technologies [illegible] [illegible] The Company believes it is the leading [illegible] of compact Laser Rangefinder Receivers for defense markets.

Our vision is to continue to grow HEICO at above average rates and to maintain healthy profit margins. Our strategy for doing this is essentially what we have been doing for many years. First, we plan to continue to aggressively develop new products and services in all of our marketplaces. Thus, for example, our aircraft replacement parts business is maintaining its dedication to receiving increasing numbers of replacement parts approvals from the Federal Aviation Administration, as we believe our company serves a crucial market need and will continue to grow. In the defense realm, HEICO will continue to respond to the Pentagon's needs to evolve products consistent with their "transformation" approach. HEICO plans to continue investing in production facilities and people as appropriate to maintain a superior cost structure. We will make sure that our product offerings are diverse to guard against overexposure to any single market. This will include acquisitions, when they become available at appropriate prices. Finally, we plan to maintain a conservative capital structure so that HEICO will have the ability to fund its growth endeavors.


HITACHI
-3000N

A Flight Support Group metallurgical engineer utilizes a new and state-of-the-art Scanning Electron Microscope for new product development in the Company's Hollywood, Florida Engineering Center.



Compressor blades produced by HEICO's Flight Support Group are designed and manufactured by the Company to meet aircraft operators' growing needs.

Broad Product Offering

HEICO believes that a broad product offering is critical to its long term success. We have always invested heavily in engineering activities so that HEICO could develop new and innovative products and services to offer to our customers. Our products range from aircraft replacement parts to the most advanced electro-optical simulation and calibration equipment produced. Because we stay at the cutting edge of our product offerings, we believe HEICO will continue to grow. We plan continued investment in new products through people and equipment in order to guarantee HEICO's future.


MIRAGE

This "Emitter Engine" for the Mirage Infrared Scene Simulator developed and produced by the Electronic Technologies Group in Santa Barbara, CA is the most advanced system of its kind currently produced for defense applications.

Strategic Production Capabilities



A Radome Transmissivity test system designed by the Company is used at a HEICO facility in Miami, Florida.

For many years HEICO has invested in advanced production technologies for both its manufacturing and services businesses. In some instances, we found it more effective to outsource some portions of our production needs, while electing to internally produce other needs. We continually undergo "make or buy" analyses to determine what should be produced internally or externally. Our talented Team Members have perfected our varied production methods to ensure that HEICO remains an efficient and cost effective producer of all of its products and services.



HEICO utilizes extensive Computer Numerically
Controlled machining equipment at various facilities
for production of a wide array of aircraft components.


Lufthansa Technik
Lufthansa

HEICO maintains strong relationships with its airline customers and is proud to be financial partners with some of them, such as Lufthansa.

Worldwide Commitment to our Customers

As of the end of 2002, HEICO had three critical airline alliances. We have our relationship with Lufthansa, whereby they have invested approximately $50 million in our Flight Support Group and own 20% of that business. They are amongst our largest customers and we continue important technical cooperation with them. In 2001, we added a joint venture subsidiary with the parent of American Airlines whereby we jointly develop certain important aircraft replacement parts. American Airlines has been and continues to be a growing and important HEICO partner/customer with whom we engage in technical cooperation. Finally, in May 2002, we announced that our Flight Support Group had entered into a strategic alliance with United Airlines whereby we would work together to develop replacement parts which would save United Airlines significant sums of money and provide them with an effective indirect participation in our profits in exchange for their commitment to exclusively purchase certain new parts and repairs from us and for their assisting our technical efforts. We also remain in discussions with other airlines on strategic alliances.



The Company's Flight Support Group performs critical repair and overhaul services for commuter & regional aircraft, as well as business jets, such as the Beechjet 400A shown here.



Left to right: Victor H. Mendelson, Albert Morrison, Jr., Samuel L. Higginbottom, Laurans A. Mendelson, Wolfgang Mayrhuber, Eric A. Mendelson, Dr. Alan Schriesheim

2002 FINANCIAL STATEMENTS AND OTHER INFORMATION

SELECTED FINANCIAL DATA

For the year ended October 31,[1]	1998	1999	2000	2001	2002
			(in thousands, except per share data)		
OPERATING DATA:					
Net sales	$ 95,351	$ 141,269	$ 202,909	$ 171,259	$ 172,112
Gross profit	36,104	57,532	75,811	71,146	61,502
Selling, general and administrative expenses	17,140	24,717	37,888	40,155	39,102
Operating income	18,964	32,815	37,923	30,991	22,400
Interest expense	984	2,173	5,611	2,486	2,248
Interest and other income	2,062	894	929	1,598	97
Gain on sale of product line	—	—	17,296[2]	—	1,230[3]
Income (loss):					
From continuing operations	10,509	16,337	27,739[2]	15,833	15,226[3][4]
From gain on sale of discontinued operations	—	—	(1,422)[5]	—	—
Net income	$ 10,509	$ 16,337	$ 26,317[2]	$ 15,833	$ 15,226[3][4]
Weighted average number of common shares outstanding:[6]					
Basic	15,124	17,933	19,114	19,925	20,913
Diluted	18,805	21,348	21,908	22,305	22,484
PER SHARE DATA:[6]					
Income from continuing operations:					
Basic	$ .69	$ .91	$ 1.45[2]	$ .79	$ .73[3][4]
Diluted	.56	.77	1.27[2]	.71	.68[3][4]
Net income:					
Basic	.69	.91	1.38[2]	.79	.73[3][4]
Diluted	.56	.77	1.20[2]	.71	.68[3][4]
Cash dividends	.041	.041	.044	.045	.050
BALANCE SHEET DATA (AS OF OCTOBER 31):					
Working capital	$ 40,587	$ 63,278	$ 55,469	$ 71,515	$ 69,235
Total assets	133,061	273,163	281,732	325,640	336,332
Total debt (including current portion)	30,520	73,501	40,042	67,014	55,986
Minority interests in consolidated subsidiaries	14,892	30,022	33,351	36,845	38,313
Shareholders' equity	67,607	139,289	169,844	188,769	207,064

(1) Results include the results of acquisitions and disposition of a product line from each respective effective date.

(2) Represents the pretax gain on sale of Trilectron Industries, Inc. (Trilectron) in September 2000. The gain on sale of Trilectron increased income from continuing operations and net income in fiscal 2000 by $10,542,000, or $.55 per basic share and $.48 per diluted share, net of tax.

(3) Represents the increase in the gain on sale of the Trilectron product line of $1,230,000 ($765,000, or $.04 per basic share and $.03 per diluted share, net of tax) resulting from the elimination of certain reserves upon expiration of indemnification provisions of the sale.

(4) Net income includes the recovery of a portion of taxes paid in prior years resulting from a recently completed income tax audit, which increased net income by $2,107,000, or $.10 per basic share and $.09 per diluted share, net of related expenses.

(5) Represents an adjustment to the gain from the sale of the discontinued health care operations ($.07 per basic share and $.07 per diluted share, net of tax) that were sold in fiscal 1996.

(6) Information has been adjusted to reflect a three-for-two stock split in December 1997, a 50% stock distribution paid in shares of Class A Common Stock in April 1998 and 10% stock dividends paid in shares of Class A Common Stock in July 2000 and August 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company's operations are comprised of two operating segments, the Flight Support Group (FSG) and the Electronic Technologies Group (ETG).

The FSG consists of HEICO Aerospace Holdings Corp. (HEICO Aerospace) and its subsidiaries, which primarily:

- Manufacture Jet Engine and Aircraft Component Replacement Parts – The FSG designs and manufactures jet engine and aircraft component replacement parts for sale at lower prices than those manufactured by the original equipment manufacturers. The Federal Aviation Administration (FAA) has approved these parts and they are the functional equivalent of parts sold by original equipment manufacturers. The FSG also manufactures and sells specialty parts as a subcontractor for original equipment manufacturers and the United States government.
- Repair and Overhaul Jet Engine and Aircraft Components – The FSG repairs and overhauls jet engine and aircraft components for domestic and foreign commercial air carriers, military aircraft operators and aircraft repair and overhaul companies.

The ETG consists of HEICO Electronic Technologies Corp. (HEICO Electronic) and its subsidiaries, which primarily:

- Manufacture Electronic and Electro-Optical Equipment – The ETG designs, manufactures and sells electronic and electro-optical equipment and components, including power supplies, laser rangefinder receivers, infra-red simulation, calibration and testing equipment and electromagnetic interference shielding for commercial and military aircraft operators, electronics companies and telecommunications equipment suppliers.
- Repair and Overhaul Aircraft Electronic Equipment – The ETG repairs and overhauls inertial navigation systems and other avionics equipment for commercial, military and business aircraft operators.

The Company's results of operations during each of the past three fiscal years have been affected by a number of transactions. This discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. For further information regarding the acquisitions and strategic alliances discussed below, see Note 2 to the Consolidated Financial Statements. The acquisitions have been accounted for using the purchase method of accounting and are included in the Company's results of operations from the effective date of acquisition.

During fiscal 2000, the Company acquired Future Aviation, Inc. for $14.7 million. During fiscal 2001, the Company acquired Analog Modules, Inc., Aero Design, Inc., Avitech Engineering Corporation, and Aviation Facilities, Inc. for an aggregate purchase price of approximately $24.6 million. In addition, the Company acquired Inertial Airline Services, Inc. for $20 million in cash and $5 million in HEICO Class A Common Stock (289,964 shares) paid at closing. The Company guaranteed that the resale value of such Class A Common Stock would be at least $5 million through August 31, 2002, which both parties agreed to extend to August 31, 2003. Based on the closing market price of HEICO Class A Common Stock on October 31, 2002, the Company would have had to pay the seller an additional amount of approximately $2.8 million in cash, which would have been recorded as a reduction of shareholders' equity. In addition, subject to meeting certain earnings targets during the first two years following the acquisition, the Company may be obligated to pay additional consideration of $3 million in cash. Concurrent with the purchase, the Company loaned the seller $5 million, which is due August 31, 2003 and is secured by the 289,964 shares of HEICO Class A Common Stock. The loan is reflected as a reduction in the equity section of the Company's consolidated balance sheet as a note receivable secured by Class A Common Stock. During fiscal 2002, the Company acquired Jetseal, Inc. The purchase price was not significant to the Company's consolidated financial statements.

The source of the purchase prices for these acquisitions was primarily from proceeds of the Company's Credit Facility. Had the fiscal 2000, fiscal 2001, and fiscal 2002 acquisitions been made at the beginning of their respective fiscal years, the pro forma consolidated results would not have been materially different from the reported results.

In October 1997, the Company entered into a strategic alliance with Lufthansa Technik AG (Lufthansa), the technical services subsidiary of Lufthansa German Airlines, whereby Lufthansa invested approximately $26 million in HEICO Aerospace, including $10 million paid at closing pursuant to a stock purchase agreement and approximately $16 million paid to HEICO Aerospace pursuant to a research and development cooperation agreement, which has partially funded the accelerated development of additional FAA-approved replacement parts for jet engines and aircraft components. The funds received as a result of the research and development cooperation agreement reduced research and development expenses in the periods such expenses were incurred. In addition, Lufthansa and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support for jet engine and aircraft component replacement parts on a worldwide basis. In connection with subsequent acquisitions by HEICO Aerospace, Lufthansa invested additional amounts aggregating to approximately $21 million pursuant to its option to maintain a 20% equity interest.

In February 2001, the Company entered into a joint venture with AMR Corporation (AMR) to develop, design and sell FAA-approved jet engine and aircraft component replacement parts through its subsidiary, HEICO Aerospace. As part of the joint venture, AMR will reimburse HEICO Aerospace a portion of new product research and development costs. The funds received as a result of the new product research and development costs paid by AMR generally reduce new product research and development expenses in the period such expenses are incurred. The balance of the development costs are incurred by the joint venture, which is 16% owned by AMR. In addition, AMR and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support on a worldwide basis.

In September 2000, the Company consummated the sale of all of the outstanding capital stock of HEICO Electronic's wholly-owned subsidiary, Trilectron Industries, Inc. (Trilectron). In consideration of the sale of Trilectron's capital stock, the Company received an aggregate of $69.0 million in cash and retained certain property having a book value of approximately $1.5 million, which was sold in fiscal 2001. The proceeds from the sale were used to pay down the outstanding balance on the Company's Credit Facility.

The sale of Trilectron did not meet the requirements for classification as a discontinued operation in accordance with APB Opinion No. 30 because its activities could not be clearly distinguished, physically and operationally and for financial reporting purposes, from the other assets, results of operations, and activities of the ETG operating segment of which it was a part. Trilectron was managed as part of the ETG and the ETG was treated as a single operating segment. The ETG shared facilities, staff, information technology processing and other centrally provided services with no allocation of costs and interest expense between the divisions within the ETG. Accordingly, the sale was reported as a sale of a product line and Trilectron's results of operations through the date of the closing have been reported in the Company's consolidated statements of operations.

The sale of Trilectron resulted in a pretax gain in fiscal 2000 of $17,296,000 ($10,542,000 or $.48 per diluted share, net of income tax). The pretax gain is net of expenses of $10.8 million directly related to the transaction. Expenses related to the sale included Board-approved management incentive bonuses, professional service fees, contract indemnification costs, required reserves and miscellaneous costs and expenses. See Note 3 to the Consolidated Financial Statements for further details of expenses related to the sale. In fiscal 2002, the Company recognized an additional pretax gain of $1,230,000 ($765,000 or $.03 per diluted share, net of income tax) on the sale of the Trilectron product line due to the elimination of certain of the above reserves upon the expiration of indemnification provisions of the sales contract.

CRITICAL ACCOUNTING POLICIES

The Company believes that the following are its most critical accounting policies, some of which require management to make judgments about matters that are inherently uncertain.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to the cost estimates. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. For contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all costs except insignificant items have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to inventories and/or long-term contracts did not have a significant impact on net income and diluted net income per share in fiscal 2002 or fiscal 2000. Changes in estimates increased net income and diluted net income per share by $700,000, or $.03 per diluted share in fiscal 2001 as further explained in Notes 14 and 16 to the Consolidated Financial Statements.

Valuation of Accounts Receivable

The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, and economic conditions within and outside of the aerospace, defense and electronics industries. Actual bad debt expense could differ from estimates made.

Valuation of Inventories

Portions of the inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out basis. The remaining portions of the inventories are stated at the lower of cost or market, on a per contract basis, with estimated total contract costs being allocated ratably to all units. The effects of changes in estimated total contract costs are recognized in the period determined. Losses, if any, are recognized fully when identified.

The Company periodically evaluates the carrying value of inventories, giving consideration to factors such as its physical condition, sales patterns, and expected future demand and estimates a reasonable amount to be provided for slow moving, obsolete or damaged inventory. These estimates could vary significantly, either favorably or unfavorably, from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the valuation allowances were established.

Valuation of Goodwill

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," effective November 1, 2001. SFAS 142 eliminates the amortization of goodwill. Pursuant to SFAS 142, the Company tests goodwill for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss shall be recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any. The determination of fair value requires the Company to make a number of estimates, assumptions and judgments. If there is a material change in such assumptions used by the Company in determining fair value or if there is a material change in the conditions or circumstances influencing fair value, the Company could be required to recognize a material impairment charge. Based on the annual goodwill test for impairment as of October 31, 2002, the Company determined there is no impairment of its goodwill, which aggregated to $187.7 million.

RESULTS OF OPERATIONS

The following table sets forth the results of operations, net sales and operating income by operating segment and the percentage of net sales represented by the respective items including fiscal 2000 results as adjusted to exclude the direct results of operations of the Trilectron product line. The Company believes fiscal 2000 results as adjusted provide more meaningful information in certain cases for comparing the results of operations in fiscal 2001 and fiscal 2002. Accordingly, certain discussion of fiscal 2001 results below reflects comparisons to the Company's fiscal 2000 results as adjusted to exclude the direct results of operations of Trilectron.

For the year ended October 31,	2000		2001	2002
	As Reported	As Adjusted		
Net sales	$ 202,909,000	$ 152,756,000	$ 171,259,000	$ 172,112,000
Cost of sales	127,098,000	86,061,000	100,113,000	110,610,000
Selling, general and administrative expenses	37,888,000	32,198,000	40,155,000	39,102,000
Total operating costs and expenses	164,986,000	118,259,000	140,268,000	149,712,000
Operating income	$ 37,923,000	$ 34,497,000	$ 30,991,000	$ 22,400,000
Net sales by segment:(1)				
Flight Support Group	$ 119,304,000	$ 119,304,000	$ 132,459,000	$ 120,097,000
Electronic Technologies Group	83,605,000	33,452,000	38,800,000	52,510,000
Intersegment sales	—	—	—	(495,000)
	$ 202,909,000	$ 152,756,000	$ 171,259,000	$ 172,112,000
Operating income by segment:(1)				
Flight Support Group	$ 29,621,000	$ 29,621,000	$ 27,454,000	$ 15,846,000
Electronic Technologies Group	12,464,000	9,038,000	7,835,000	11,873,000
Other, primarily corporate	(4,162,000)	(4,162,000)	(4,298,000)	(5,319,000)
	$ 37,923,000	$ 34,497,000	$ 30,991,000(2)	$ 22,400,000
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	37.4%	43.7%	41.5%	35.7%
Selling, general and administrative expenses	18.7%	21.1%	23.4%	22.7%
Operating income	18.7%	22.6%	18.1%	13.0%
Interest expense	2.8%	N/A	1.5%	1.3%
Interest and other income	0.5%	N/A	0.9%	0.1%
Gain on sale of product line	8.5%	N/A	—	0.7%
Income tax expense	9.6%	N/A	6.7%	2.9%
Minority interests	1.6%	N/A	1.6%	0.8%
Net income	13.0%	N/A	9.2%	8.8%

(1) During fiscal 2002, one of the Company's subsidiaries formerly included in the Electronic Technologies Group was reclassified to the Flight Support Group. Prior period results have been retroactively restated to reflect the revised segment classification.

(2) For the fiscal year ended October 31, 2001, operating income as adjusted for the adoption of SFAS 142 would have been $37,826,000 including operating income of the Flight Support Group and the Electronic Technologies Group of $32,469,000 and $9,655,000, respectively.

COMPARISON OF FISCAL 2002 TO FISCAL 2001

Net Sales

Net sales in fiscal 2002 totaled $172.1 million, up 1% when compared to net sales of $171.3 million in fiscal 2001. The increase reflects higher sales within the ETG, which increased 35% to $52.5 million in fiscal 2002 compared to $38.8 million in fiscal 2001, partially offset by lower sales within the FSG, which decreased 9% to $120.1 million in fiscal 2002 from $132.5 million in fiscal 2001. The sales increase within the ETG is primarily attributed to revenues resulting from acquisitions as the Company expanded its operations to include laser and navigation technologies, partially offset by lower sales of electromagnetic interference (EMI) shielding products to the electronics and communications industries. The sales decrease within the FSG primarily reflects lower commercial aftermarket parts and services sales as a result of the impact of the September 11, 2001 terrorist attacks and continued weakness within the commercial aviation industry, partially offset by sales from newly acquired businesses. The fiscal 2002 increase in sales attributable to newly acquired businesses of both the ETG and the FSG is approximately $22 million.

Gross Profits and Operating Expenses

The Company's gross profit margins averaged 35.7% in fiscal 2002 as compared to 41.5% in fiscal 2001. This decrease is primarily due to lower margins within the FSG attributed to lower sales of higher margin FAA-approved replacement parts and a $1.9 million increase in new product research and development expenses over fiscal 2001 spending. The decrease was partially offset by slightly higher gross margins in the ETG due primarily to increased sales of higher margin defense related products. Cost of sales in fiscal 2002 and fiscal 2001 includes approximately $9.7 million and $7.7 million, respectively, of new product research and development expenses net of reimbursements pursuant to cooperation and joint venture agreements. The fiscal year-over-year increase in new product research and development expenses relates primarily to the development of FAA-approved replacement parts. New product development, which is critical to the Company's long-term growth, reduced diluted earnings per share by approximately $.04 in fiscal 2002 versus fiscal 2001.

Selling, general and administrative (SG&A) expenses decreased $1.1 million to $39.1 million in fiscal 2002 from $40.2 million in fiscal 2001. The decrease in SG&A expenses is mainly due to the elimination of goodwill amortization as required under SFAS 142, partially offset by additional SG&A expenses of newly acquired businesses and professional fees associated with a recently completed income tax audit, which resulted in the recovery of a portion of taxes paid in prior years as further explained below within "Income Tax Expense". As a percentage of sales, SG&A expenses decreased to 22.7% in fiscal 2002 compared to 23.4% in fiscal 2001. The decrease is primarily due to the elimination of goodwill amortization, partially offset by the impact of lower year-over-year sales, excluding sales from new acquisitions, and the professional fees associated with the recently completed income tax audit.

Operating Income

Operating income decreased to $22.4 million in fiscal 2002 from $31.0 million in fiscal 2001. As a percentage of sales, operating income decreased from 18.1% in fiscal 2001 to 13.0% in fiscal 2002. The decrease in operating income reflects lower operating income within the FSG, which decreased to $15.8 million in fiscal 2002 from $27.5 million in fiscal 2001, partially offset by higher operating income within the ETG, which increased to $11.9 million in fiscal 2002 compared to $7.8 million in fiscal 2001. The decline in operating income as a percentage of sales reflects a decline in the FSG's operating income as a percentage of sales from 20.7% in fiscal 2001 to 13.2% in fiscal 2002, partially offset by an increase in the ETG's operating income as a percentage of sales from 20.2% in fiscal 2001 to 22.6% in fiscal 2002. The decrease in the FSG's operating income as a percentage of sales reflects the lower sales and gross margins discussed above, partially offset by the elimination of goodwill amortization. The increase in the ETG's operating income as a percentage of sales reflects the higher sales and gross margins discussed above, and the elimination of goodwill amortization.

Interest Expense

Interest expense decreased to $2.2 million in fiscal 2002 from $2.5 million in fiscal 2001. The decrease was principally due to lower interest rates in fiscal 2002, partially offset by a higher weighted average balance outstanding under the Company's Credit Facility in fiscal 2002 related to borrowings made during fiscal 2001 to fund acquisitions.

Interest and Other Income

Interest and other income decreased from $1.6 million in fiscal 2001 to $97,000 in fiscal 2002. The decrease is mainly due to the inclusion in fiscal 2001 of a gain of $657,000 on the sale of property retained in the sale of the Trilectron product line sold in fiscal 2000 and a realized gain of $180,000 on the sale of long-term investments. The decrease also reflects lower investment interest rates and other income in fiscal 2002.

Gain on Sale of Product Line

In fiscal 2002, the Company recognized an additional pretax gain of $1,230,000 ($765,000 net of tax, or $.03 per diluted share) on the sale of the Trilectron product line due to the elimination of certain reserves upon the expiration of indemnification provisions of the sales contract.

Income Tax Expense

Income tax expense in fiscal 2002 reflects the recovery of a portion of taxes paid in prior years resulting from a recently completed income tax audit, which increased net income by $2.1 million, or $.09 per diluted share, net of related expenses (including professional fees and interest) as explained further in Note 7 to the Consolidated Financial Statements. The recovery was the principal driver behind the reduction in the Company's effective tax rate from 38.1% in fiscal 2001 to 23.0% in fiscal 2002. The elimination of goodwill amortization also contributed to the year-over-year decline in the effective tax rate. For a detailed analysis of the provision for income taxes, see Note 7 to the Consolidated Financial Statements.

Minority Interests

Minority interests in consolidated subsidiaries represents the minority interests held in HEICO Aerospace. Minority interests decreased to $1.3 million in fiscal 2002 from $2.8 million in fiscal 2001 due mainly to the lower earnings within the FSG.

Net Income

The Company's net income was $15.2 million, or $.68 per diluted share, in fiscal 2002 compared to net income of $15.8 million, or $.71 per diluted share in fiscal 2001. The slightly lower net income in fiscal 2002 reflects the lower operating income discussed above, partially offset by the income tax recovery and lower minority interests as discussed above. Net income for fiscal 2001 as adjusted on a pro forma basis for the adoption of SFAS 142 would have been $20.2 million, or $.91 per diluted share.

Outlook

Like most companies supplying the airline industry, the Company's fiscal 2002 results were negatively impacted by the events of September 11, 2001 coupled with a weak economy as sales to commercial airlines fell after the terrorist attacks. While the airline industry as a whole struggles to return to profitability, the Company is pleased to note that it continues to increase market share and penetration and continues to operate profitably with positive cash flow from operations and free cash flow (cash flow from operations less capital expenditures). Further, the Company's diversification of its operations beyond the commercial aerospace markets it has historically served has cushioned the impact of the events of September 11, 2001 and the economic softness thereafter. Revenues from the defense industry and other markets, including industrial, medical, electronics and telecommunications, represented approximately one-third of the Company's total revenues in fiscal 2002 with defense customers representing approximately 25% of revenues.

Although softness in the airline industry may continue in the foreseeable future, the Company believes its products and services offer its customers substantial opportunities for cost savings. Furthermore, the Company believes that its strategy of developing new revenue sources and further expanding its markets through both internal growth and acquisitions, combined with a strong balance sheet, will result in long-term growth. The near-term impact of the uncertainties within the commercial aviation industry and domestic economy make it difficult for the Company to predict its short-term sales and earnings. The Company does currently believe, however, that sales and earnings will improve in fiscal 2003 relative to fiscal 2002 levels.

COMPARISON OF FISCAL 2001 TO FISCAL 2000

Net Sales

Net sales in fiscal 2001 totaled $171.3 million, up 12% when compared to fiscal 2000 net sales of $152.8 million as adjusted (to exclude Trilectron).

The increase in sales for fiscal 2001 reflects an increase of $13.2 million (an 11% increase) to $132.5 million from the Company's FSG and an increase of $5.3 million as adjusted (a 16% increase) to $38.8 million in revenues from the Company's ETG. The FSG sales increase primarily represents revenues resulting from an increase in FAA-approved (PMA) replacement parts sales and an increase in jet engine and aircraft component repair and overhaul revenues. PMA replacement parts sales in fiscal 2001 increased over fiscal 2000 primarily as a result of new products while component repair and overhaul revenues increased as a result of the Company's entry into the regional and business aviation maintenance repair and overhaul (MRO) market through an acquisition made in fiscal 2000, partially offset by softness in the commercial MRO market. The FSG's sales increase includes additional revenue of $9.8 million from businesses acquired during fiscal 2000 and fiscal 2001. The FSG's commercial aerospace operations experienced a decline in sales after the September 11, 2001 terrorist attacks. The ETG's sales increase is primarily attributed to revenues of $9.0 million resulting from fiscal 2001 acquisitions, partially offset by weakness in sales of EMI shielding products to the electronics and communications industries reflecting the general economic weakness within some of the technology industries.

Gross Profits and Operating Expenses

The Company's gross profit margins averaged 41.5% for fiscal 2001 as compared to 43.7% as adjusted for fiscal 2000. This decrease reflects lower margins within the FSG contributed by a budgeted increase in new product research and development expenses of $3.5 million resulting from lower new product research and development reimbursements as discussed below and softness within the commercial component repair and overhaul market, partially offset by the impact of higher PMA replacement parts sales. The decrease also reflects lower margins within the ETG as a result of lower sales of higher margin EMI shielding products. Cost of sales amounts for fiscal 2001 and fiscal 2000 include approximately $5.8 million and $2.3 million, respectively, of new product research and development expenses of HEICO Aerospace. These amounts are net of $1,275,000 and $5,200,000 received in fiscal 2001 and fiscal 2000, respectively, pursuant to research and development cooperation and joint venture agreements (see Note 2 to the Consolidated Financial Statements).

Selling, general and administrative (SG&A) expenses increased $8.0 million to $40.2 million for fiscal 2001 from $32.2 million as adjusted for fiscal 2000. As a percentage of net sales, SG&A expenses increased to 23.4% for fiscal 2001 compared to 21.1% as adjusted for fiscal 2000. The increases in SG&A expenses and SG&A expenses as a percentage of net sales are primarily a result of higher marketing costs in the FSG associated with expanding product lines and a $700,000 increase in goodwill amortization primarily resulting from acquisitions.

Operating Income

Operating income decreased $3.5 million to $31.0 million (a 10% decrease) for fiscal 2001 from $34.5 million as adjusted for fiscal 2000. As a percentage of net sales, operating income decreased from 22.6% in fiscal 2000 as adjusted to 18.1% in fiscal 2001. The decrease in operating income and operating income as a percentage of net sales reflects a decrease of $2.1 million (a 7% decrease) from $29.6 million to $27.5 million in the Company's FSG and a decrease of $1.2 million (a 13% decrease) from $9.0 million as adjusted to $7.8 million in the Company's ETG. The FSG's operating income as a percentage of net sales declined from 24.8% in fiscal 2000 to 20.7% in fiscal 2001 while the ETG's operating income as a percentage of net sales decreased from 27.0% in fiscal 2000 to 20.2% in fiscal 2001. The decrease in the FSG's operating income and operating income as a percentage of net sales in fiscal 2001 was due primarily to the impact of higher PMA replacement parts sales discussed above being more than offset by lower gross profit margins reflecting lower new product research and development reimbursements, higher marketing costs and higher goodwill amortization. Operating income for fiscal 2001 was also affected by softness in the commercial MRO market and the impact of the September 11, 2001 events on commercial airline customers. The decrease in the ETG's operating income and operating income as a percentage of net sales was due primarily to lower sales of higher margin EMI shielding products discussed above, partially offset by additional earnings from acquisitions.

Interest Expense

Interest expense decreased $3.1 million to $2.5 million from fiscal 2000 to fiscal 2001. The decrease was principally due to a decrease in the outstanding debt balances during the period related to repayment of borrowings on the Company's Credit Facility from the proceeds from the sale of Trilectron and a decrease in interest rates partially offset by additional borrowings to partially fund acquisitions.

Interest and Other Income

Interest and other income increased by $669,000 to $1.6 million from fiscal 2000 to fiscal 2001 due principally to a pretax gain of $657,000 realized on the sale of property retained in the sale of Trilectron and a realized gain of $180,000 on the sale of long-term investments.

Income Tax Expense

The Company's effective tax rate decreased to 38.1% in fiscal 2001 from 38.6% in fiscal 2000, primarily due to a higher tax benefit on export sales partially offset by higher non-deductible goodwill resulting from acquisitions. For a detailed analysis of the provisions for income taxes, see Note 7 to the Consolidated Financial Statements.

Minority Interests

Minority interests in consolidated subsidiaries represents the minority interests held in HEICO Aerospace. Minority interests decreased $499,000 to $2.8 million in fiscal 2001 from $3.3 million in fiscal 2000 mainly due to minority interest income of $342,000 representing AMR's share in the new product research and development costs incurred within the joint venture.

Income from Continuing Operations

The Company's income from continuing operations was $15.8 million, or $.71 per diluted share, in fiscal 2001. Income from continuing operations in fiscal 2000 was $27.7 million, or $1.27 per diluted share, including the impact of the gain on sale of Trilectron, which was $10.5 million ($.48 per diluted share). The decrease in income from continuing operations is primarily due to the gain on the sale of product line in the fourth quarter of fiscal 2000 and the lower operating income discussed above.

Net Income

The Company's net income was $15.8 million, or $.71 per diluted share, in fiscal 2001. In fiscal 2000, net income was $26.3 million, or $1.20 per diluted share, including the impact of the gain on sale of Trilectron, which was $10.5 million ($.48 per diluted share). The lower net income in fiscal 2001 is primarily due to the Trilectron gain and the lower operating income discussed above. Trilectron, which was sold in the fourth quarter of fiscal 2000, contributed approximately $.05 per diluted share to earnings in fiscal 2000.

INFLATION

The Company has generally experienced increases in its costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on the Company's net income has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions.

LIQUIDITY AND CAPITAL RESOURCES

The Company generates cash primarily from its operating activities and financing activities, including borrowings under long-term credit agreements.

Principal uses of cash by the Company include acquisitions, payments of interest and principal on debt, capital expenditures and increases in working capital.

The Company believes that its operating cash flow and available borrowings under the Company's Credit Facility will be sufficient to fund cash requirements for the foreseeable future.

Operating Activities

Cash flow from operations was $23.3 million for fiscal 2002, principally reflecting net income of $15.2 million, depreciation and amortization of $4.5 million, deferred income tax provision of $3.9 million, and a tax benefit related to stock option exercises of $2.9 million, partially offset by an increase in net operating assets of $3.4 million. The increase in net operating assets (current assets used in operations net of current liabilities) primarily resulted from higher inventories and capitalized tooling costs in the FSG associated with new products.

Cash flow from operations was $16.5 million for fiscal 2001, principally reflecting net income of $15.8 million, depreciation and amortization and minority interest of $10.6 million and $2.8 million, respectively, offset by an increase in net operating assets of $12.9 million. The increase in net operating assets (current assets used in operations net of current liabilities) primarily resulted from an increase in inventories to meet increased PMA sales and payment of income taxes of approximately $7 million on the fiscal 2000 gain from the sale of Trilectron.

Cash flow from operations was $12.1 million in fiscal 2000 principally reflecting net income of $26.3 million, adjustments for gain on sale of product line, depreciation and amortization, minority interest, and tax benefits related to stock option exercises of $17.3 million, $9.8 million, $3.3 million and $1.7 million, respectively, offset by an increase in net operating assets of $11.5 million. The increase in net operating assets primarily resulted from an increase in accounts receivable resulting from extended payment terms, and an increase in inventories to meet increased sales orders under certain ETG contracts, as well as increases in income taxes payable and accrued expenses of $7.9 million and $1.2 million, respectively, mainly due to the sale of Trilectron. Excluding cash flow used in the operations of Trilectron prior to its sale, cash flow from operations totaled approximately $21 million in fiscal 2000.

Investing Activities

Cash used in investing activities during the three fiscal year period ended October 31, 2002 was primarily cash used in various acquisitions, including contingent payments, totaling $90.5 million. For further details on acquisitions see Notes 2 and 16 to the Consolidated Financial Statements. Capital expenditures aggregated to $21.4 million over the last three fiscal years, primarily reflecting the purchases of new facilities and the expansion of existing production facilities and capabilities. The principal cash provided by investing activities was $12.4 million and $48.4 million generated in fiscal 2001 and fiscal 2000, respectively, as a result of the sale of Trilectron in fiscal 2000. In addition, the Company received proceeds of $9.2 million in fiscal 2001 from the sale of long-term investments and property that was held for disposition.

Financing Activities

The Company's principal financing source of cash over the past three fiscal years ended October 31, 2002 was proceeds from long-term debt of $91.2 million, including $90.0 million from the Company's Credit Facility and proceeds from stock option exercises of $3.9 million. During this same period, the Company repaid $103.4 million of the outstanding balance on its Credit Facility and other long-term debt and paid cash dividends aggregating to $2.8 million.

In July 1998, the Company entered into a $120 million revolving credit facility (Credit Facility) with a bank syndicate, which contains both revolving credit and term loan features. The Credit Facility may be used for working capital and general corporate needs of the Company and to finance acquisitions (generally not in excess of $25.0 million for any single acquisition nor in excess of an aggregate of $25.0 million for acquisitions during any four fiscal quarter period without the requisite approval of the bank syndicate) on a revolving basis through July 2003. The Company has the option to convert outstanding advances to term loans amortizing over a period through July 2005. The Company plans to renew or replace this Credit Facility prior to its July 2003 expiration date. Advances under the Credit Facility accrue interest, at the Company's choice of the London Interbank Offered Rate (LIBOR) or the higher of the Prime Rate or the Federal Funds Rate, plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization). The Company is required to maintain certain financial covenants, including minimum net worth, limitations on capital expenditures (excluding expenditures for the acquisition of businesses) and limitations on additional indebtedness. See Note 5 to the Consolidated Financial Statements for further information regarding the Credit Facility.

NEW ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. That requirement eliminates the requirement of APB 30 that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and generally the provisions of the statement will be applied prospectively. The Company does not expect the adoption of SFAS 144 to have a material effect on its results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the SFAS 4 requirement that gains and losses from extinguishment of debt be classified as an extraordinary item, and requires that such gains and losses be evaluated for extraordinary classification under the criteria of APB 30. This statement also amends SFAS 13, "Accounting for Leases," to require that certain lease modifications that have economic effects that are similar to sales-leaseback transactions be accounted for in the same manner as sales-leaseback transactions. SFAS 145 also makes various other technical corrections to existing pronouncements. This statement is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS 145 to have a material effect on its results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146 (SFAS 146), "Accounting for Costs *Associated with Exit or Disposal Activities.*" SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 (EITF 94-3), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs *Incurred in a Restructuring*)." SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material effect on its results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from changes in values of financial instruments, including interest rate risk and liquidity risk. The Company engages in transactions in the normal course of business that expose it to market risks. The primary market risk to which the Company has exposure is interest rate risk, mainly related to its revolving credit facility and industrial revenue bonds, which had an aggregate outstanding balance of $56.0 million at October 31, 2002. Interest rates on the revolving credit facility borrowings are based on LIBOR plus a variable margin, while interest rates on the industrial development revenue bonds are based on variable rates. Interest rate risk associated with the Company's variable rate debt is the potential increase in interest expense from an increase in interest rates. Based on the outstanding debt balance at October 31, 2002, a hypothetical 10% increase in interest rates would increase the Company's interest expense by approximately $160,000 in fiscal 2003.

The Company maintains a portion of its cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2002 would not have a material effect on the Company's results of operations or financial position.

CONSOLIDATED BALANCE SHEETS

As of October 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,539,000	$ 4,333,000
Accounts receivable, net	28,407,000	31,506,000
Inventories	54,514,000	52,017,000
Prepaid expenses and other current assets	7,811,000	5,281,000
Deferred income taxes	3,295,000	3,180,000
Total current assets	98,566,000	96,317,000
Property, plant and equipment, net	40,059,000	39,298,000
Goodwill and other intangible assets, net	189,482,000	183,048,000
Other assets	8,225,000	6,977,000
Total assets	$ 336,332,000	$ 325,640,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 6,756,000	$ 27,000
Trade accounts payable	7,640,000	7,768,000
Accrued expenses and other current liabilities	14,935,000	16,443,000
Income taxes payable	—	564,000
Total current liabilities	29,331,000	24,802,000
Long-term debt, net of current maturities	49,230,000	66,987,000
Deferred income taxes	6,240,000	2,064,000
Other non-current liabilities	6,154,000	6,173,000
Total liabilities	90,955,000	100,026,000
Minority interests in consolidated subsidiaries	38,313,000	36,845,000
Commitments and contingencies (Notes 2, 3, 5, 6 and 17)		
Shareholders' equity:		
Preferred Stock, par value $.01 per share;		
Authorized – 10,000,000 shares issuable in series; 200,000 designated as Series A Junior Participating Preferred Stock, none issued	—	—
Common Stock, $.01 par value; Authorized – 30,000,000 shares;		
Issued and Outstanding – 9,380,174 and 9,317,453 shares, respectively	94,000	93,000
Class A Common Stock, $.01 par value; Authorized – 30,000,000 shares;		
Issued and Outstanding – 11,570,195 and 11,515,779 shares, respectively	116,000	115,000
Capital in excess of par value	153,847,000	150,605,000
Accumulated other comprehensive loss	—	(226,000)
Retained earnings	58,007,000	43,830,000
	212,064,000	194,417,000
Less: Note receivable secured by Class A Common Stock	(5,000,000)	(5,000,000)
Note receivable from employee savings and investment plan	—	(648,000)
Total shareholders' equity	207,064,000	188,769,000
Total liabilities and shareholders' equity	$ 336,332,000	$ 325,640,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended October 31,	2002	2001	2000
Net sales	$ 172,112,000	$ 171,259,000	$ 202,909,000
Operating costs and expenses:			
Cost of sales	110,610,000	100,113,000	127,098,000
Selling, general and administrative expenses	39,102,000	40,155,000	37,888,000
Total operating costs and expenses	149,712,000	140,268,000	164,986,000
Operating income	22,400,000	30,991,000	37,923,000
Interest expense	(2,248,000)	(2,486,000)	(5,611,000)
Interest and other income	97,000	1,598,000	929,000
Gain on sale of product line	1,230,000	—	17,296,000
Income from continuing operations before income taxes and minority interests	21,479,000	30,103,000	50,537,000
Income tax expense	4,930,000	11,480,000	19,509,000
Income from continuing operations before minority interests	16,549,000	18,623,000	31,028,000
Minority interests in consolidated subsidiaries	1,323,000	2,790,000	3,289,000
Income from continuing operations	15,226,000	15,833,000	27,739,000
Adjustment to gain on sale of discontinued health care operations, net of applicable income tax benefit of $208,000	—	—	(1,422,000)
Net income	$ 15,226,000	$ 15,833,000	$ 26,317,000
Basic per share data:			
Income from continuing operations	$ .73	$ .79	$ 1.45
Adjustment to gain on sale of discontinued health care operations	—	—	(.07)
Net income	$ .73	$ .79	$ 1.38
Diluted per share data:			
Income from continuing operations	$ .68	$ .71	$ 1.27
Adjustment to gain on sale of discontinued health care operations	—	—	(.07)
Net income	$ .68	$ .71	$ 1.20
Weighted average number of common shares outstanding:			
Basic	20,912,531	19,924,962	19,114,323
Diluted	22,484,254	22,305,365	21,908,473

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock	Class A Common Stock
BALANCES AS OF OCTOBER 31, 1999	$ 84,000	$ 73,000
10% Common and Class A stock dividend paid in Class A shares	—	15,000
Repurchase of stock	—	—
Exercise of stock options	1,000	2,000
Tax benefit for stock option exercises	—	—
Payment on note receivable from employee savings and investment plan	—	—
Cash dividends ($.044 per share)	—	—
Net income for the year	—	—
Unrealized gain on investments, net of tax of $998,000	—	—
Comprehensive income	—	—
Other	—	—
BALANCES AS OF OCTOBER 31, 2000	85,000	90,000
10% Common and Class A stock dividend paid in Class A shares	—	19,000
Shares issued in connection with business acquisition (Note 2)	—	3,000
Exercise of stock options	8,000	3,000
Tax benefit for stock option exercises	—	—
Payment on note receivable from employee savings and investment plan	—	—
Cash dividends ($.045 per share)	—	—
Net income for the year	—	—
Unrealized gain on investments, net of tax of $394,000	—	—
Unrealized loss on interest rate swap, net of tax of $144,000	—	—
Comprehensive income	—	—
Other	—	—
BALANCES AS OF OCTOBER 31, 2001	93,000	115,000
Repurchase of stock	—	—
Exercise of stock options	1,000	1,000
Tax benefit for stock option exercises	—	—
Payment on note receivable from employee savings and investment plan	—	—
Cash dividends ($.050 per share)	—	—
Net income for the year	—	—
Unrealized gain on interest rate swap, net of tax of $144,000	—	—
Comprehensive income	—	—
Other	—	—
BALANCES AS OF OCTOBER 31, 2002	$ 94,000	$116,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Capital in Excess of Par Value	Accumulated Other Comprehensive Loss	Retained Earnings	Notes Receivable	Comprehensive Income
$ 91,094,000	$ (2,235,000)	$ 52,280,000	$ (2,007,000)	
17,125,000	—	(17,158,000)	—	
(105,000)	—	—	—	
978,000	—	—	—	
1,736,000	—	—	—	
—	—	—	556,000	
—	—	(828,000)	—	
—	—	26,317,000	—	$ 26,317,000
—	1,603,000	—	—	1,603,000
—	—	—	—	$ 27,920,000
310,000	—	3,000	—	
111,138,000	(632,000)	60,614,000	(1,451,000)	
31,648,000	—	(31,709,000)	—	
4,997,000	—	—	(5,000,000)	
2,420,000	—	—	—	
334,000	—	—	—	
—	—	—	803,000	
—	—	(900,000)	—	
—	—	15,833,000	—	$ 15,833,000
—	632,000	—	—	632,000
—	(226,000)	—	—	(226,000)
—	—	—	—	$ 16,239,000
68,000	—	(8,000)	—	
150,605,000	(226,000)	43,830,000	(5,648,000)	
(200,000)	—	—	—	
436,000	—	—	—	
2,944,000	—	—	—	
—	—	—	648,000	
—	—	(1,045,000)	—	
—	—	15,226,000	—	$ 15,226,000
—	226,000	—	—	226,000
—	—	—	—	$ 15,452,000
62,000	—	(4,000)	—	
$ 153,847,000	$ —	$ 58,007,000	$ (5,000,000)	

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended October 31,	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 15,226,000	$ 15,833,000	$ 26,317,000
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	4,532,000	10,588,000	9,775,000
Gain on sale of product line	(1,230,000)	—	(17,296,000)
Gain on sale of property held for disposition	—	(657,000)	—
Gain on sale of investments	—	(180,000)	—
Deferred income tax provision (benefit)	3,917,000	760,000	(175,000)
Minority interests in consolidated subsidiaries	1,323,000	2,790,000	3,289,000
Tax benefit on stock option exercises	2,944,000	334,000	1,736,000
Deferred financing costs	—	—	8,000
Change in assets and liabilities, net of acquisitions and dispositions:			
Decrease (increase) in accounts receivable	3,421,000	1,194,000	(11,569,000)
Increase in inventories	(2,996,000)	(6,773,000)	(7,471,000)
Increase in prepaid expenses and other current assets	(2,967,000)	(329,000)	(1,662,000)
(Decrease) increase in trade payables, accrued expenses and other current liabilities	(588,000)	1,154,000	1,159,000
(Decrease) increase in income taxes payable	(564,000)	(8,147,000)	7,866,000
Other	267,000	(37,000)	155,000
Net cash provided by operating activities	23,285,000	16,530,000	12,132,000
INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired, including contingent payments	(4,515,000)	(61,207,000)	(24,799,000)
Capital expenditures	(5,853,000)	(6,927,000)	(8,665,000)
Proceeds from sale of product line, net of expenses	—	—	44,377,000
Proceeds from receivable from sale of product line	—	12,412,000	4,000,000
Proceeds from sale of long-term investments	—	7,039,000	—
Proceeds from sale of property held for disposition	—	2,157,000	—
Payment received from employee savings and investment plan note receivable	648,000	803,000	556,000
Other	(1,664,000)	(160,000)	(724,000)
Net cash (used in) provided by investing activities	(11,384,000)	(45,883,000)	14,745,000
FINANCING ACTIVITIES:			
Proceeds from the issuance of long-term debt:			
Revolving credit facility	5,000,000	56,000,000	29,000,000
Other	—	—	1,167,000
Principal payments on long-term debt	(16,028,000)	(29,028,000)	(58,381,000)
Proceeds from the exercise of stock options	438,000	2,431,000	981,000
Cash dividends paid (including fractional Class A share payments of $41,000 and $18,000 in fiscal 2001 and fiscal 2000, respectively)	(1,045,000)	(941,000)	(846,000)
Repurchases of common stock	(200,000)	—	(105,000)
Minority interest investment	—	414,000	—
Other	140,000	3,000	83,000
Net cash (used in) provided by financing activities	(11,695,000)	28,879,000	(28,101,000)
Net increase (decrease) in cash and cash equivalents	206,000	(474,000)	(1,224,000)
Cash and cash equivalents at beginning of year	4,333,000	4,807,000	6,031,000
Cash and cash equivalents at end of year	$ 4,539,000	$ 4,333,000	$ 4,807,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

HEICO Corporation, through its principal subsidiaries HEICO Aerospace Holdings Corp. (HEICO Aerospace) and HEICO Electronic Technologies Corp. (HEICO Electronic) and their subsidiaries (collectively, the Company), is principally engaged in the design, manufacture and sale of aerospace, defense and electronics related products and services throughout the United States and internationally. HEICO Aerospace's principal subsidiaries include HEICO Aerospace Corporation, Jet Avion Corporation, LPI Industries Corporation, Aircraft Technology, Inc., Northwings Accessories Corporation, McClain International, Inc., Associated Composite, Inc., Rogers-Dierks, Inc., Air Radio & Instruments Corp., Turbine Kinetics, Inc., Thermal Structures, Inc., Future Aviation, Inc., Aero Design, Inc., Avitech Engineering Corporation, HEICO Aerospace Parts Corp., Aviation Facilities, Inc., and Jetseal, Inc. HEICO Electronic's principal subsidiaries include Radiant Power Corp., Leader Tech, Inc., Santa Barbara Infrared, Inc., Analog Modules, Inc. and Inertial Airline Services, Inc. Trilectron Industries, Inc., which was sold September 2000, was formerly a subsidiary of HEICO Electronic. For further details of acquired and sold subsidiaries listed above, see Notes 2 and 3. The Company's customer base is primarily the commercial airline, defense and electronics industries. As of October 31, 2002, the Company's principal operations are located in Glastonbury, Connecticut; Atlanta, Georgia; Cleveland, Ohio; Anacortes and Spokane, Washington; Corona, Hayward, and Santa Barbara, California; and Fort Myers, Hollywood, Miami, Orlando, Sarasota, Tampa and Titusville, Florida.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of HEICO Corporation and its subsidiaries, all of which are wholly-owned except for HEICO Aerospace, which is 20%-owned by Lufthansa Technik AG (Lufthansa), the technical services subsidiary of Lufthansa German Airlines. In addition, HEICO Aerospace consolidates a joint venture formed in February 2001 (Note 2), which is 16%-owned by American Airlines' parent company, AMR Corporation (AMR), and an 80%-owned subsidiary. HEICO Aerospace also accounts for a 50%-owned joint venture formed in fiscal 2002 under the equity method. The Company's investment in the 50%-owned joint venture and its share of its operating results were not significant to the Company's consolidated financial statements. All significant intercompany balances and transactions are eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated financial statements, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Portions of the inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out basis. The remaining portions of the inventories are stated at the lower of cost or market, on a per contract basis, with estimated total contract costs being allocated ratably to all units. The effects of changes in estimated total contract costs are recognized in the period determined. Losses, if any, are recognized fully when identified.

TOOLING COSTS

Tooling costs are capitalized, generally as a component of other assets, and *amortized over their estimated useful lives, ranging from 2 to 5 years.*

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. Depreciation and amortization is provided mainly on the straight-line method over the estimated useful lives of the various assets. Property, plant and equipment useful lives are as follows:

Buildings and components	7 to 55 years
Building and leasehold improvements	3 to 15 years
Machinery and equipment	3 to 20 years

The costs of major renewals and betterments are capitalized. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in earnings.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," effective November 1, 2001. SFAS 142 eliminates the amortization of goodwill. Prior to the adoption of SFAS 142, goodwill was being amortized on a straight-line basis over periods ranging from 20 to 40 years. The Company has performed the transitional impairment test as of November 1, 2001, which requires a comparison of carrying values to fair values, and if appropriate, the carrying value of impaired assets is reduced to fair value. As a result of the test performed, the Company determined there was no goodwill impairment as of the date of adoption. Pursuant to SFAS 142, the Company tests goodwill for impairment annually as of October 31 or more frequently if events or changes in circumstance indicate that the carrying amount of these assets may not be fully recoverable.

The Company's intangible assets subject to amortization under SFAS 142 consist primarily of licenses, loan costs, patents and non-compete covenants and are amortized on the straight-line method over their legal or estimated useful lives, ranging from 3 to 20 years. See Note 16 for additional disclosures related to goodwill and other intangible assets.

FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate fair value due to the relatively short maturity of the respective instruments. The carrying value of long-term debt approximates fair market value due to its floating interest rates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions.

Long-term investments are stated at fair value based on quoted market prices.

REVENUE RECOGNITION

Revenue is recognized on an accrual basis, primarily upon shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. For contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all costs except insignificant items have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to inventories and/or long-term contracts were not material except as noted in the unaudited quarterly financial information presented in Note 14 to the Consolidated Financial Statements. Revenues earned from rendering services represented less than 10% of consolidated net sales for all periods presented.

LONG-TERM CONTRACTS

Accounts receivable and accrued expenses and other current liabilities include amounts related to the production of products under fixed-price contracts exceeding terms of one year. Certain of these contracts recognize revenues on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Certain other contracts have revenues recognized on the completed-contract method. This method is used when the Company does not have adequate historical data to ensure that estimates are reasonably dependable.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates and are recognized in income in the period in which the revisions are determined.

The asset, "Costs and estimated earnings in excess of billings on uncompleted percentage-of-completion contracts," included in accounts receivable, represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings," included in accrued expenses and other current liabilities, represents billings in excess of revenues recognized on contracts accounted for under either the percentage-of-completion method or the completed-contract method. Billings are made based on the completion of certain milestones as provided for in the contracts.

INCOME TAXES

Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from periods recognized for income tax purposes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

NET INCOME PER SHARE

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

STOCK BASED COMPENSATION

The Company measures compensation cost for stock options using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." The Company has elected to continue using the accounting methods prescribed by APB 25 and to provide in Note 11 the pro forma disclosures required by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation."

CONTINGENCIES

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

NEW ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. That requirement eliminates the requirement of APB 30 that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and generally the provisions of the statement will be applied prospectively. The Company does not expect the adoption of SFAS 144 to have a material effect on its results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the SFAS 4 requirement that gains and losses from extinguishment of debt be classified as an extraordinary item, and requires that such gains and losses be evaluated for extraordinary classification under the criteria of APB 30. This statement also amends SFAS 13, "Accounting for Leases," to require that certain lease modifications that have economic effects that are similar to sales-leaseback transactions be accounted for in the same manner as sales-leaseback transactions. SFAS 145 also makes various other technical corrections to existing pronouncements. This statement is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS 145 to have a material effect on its results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 (EITF 94-3), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material *effect on its results of operations or financial position.*

NOTE 2 ACQUISITIONS AND STRATEGIC ALLIANCES

ACQUISITIONS

In June 2000, the Company, through a subsidiary, acquired substantially all of the assets and certain *liabilities* of Future Aviation, Inc. (Future) for $14.7 million in cash. The source of the purchase price was proceeds from the Company's Credit Facility. Future is engaged in the repair and overhaul of aircraft components and accessories principally serving the regional, commuter and business aircraft market.

In April 2001, the Company, through a subsidiary, acquired substantially all of the assets and certain liabilities of Analog Modules, Inc. (AMI) for $15.6 million in cash. The source of the purchase price was proceeds from the Company's Credit Facility. AMI is engaged in the design and manufacture of electronic products primarily for use *in the laser and electro-optics industries.*

In August 2001, the Company, through a subsidiary, acquired Inertial Airline Services, Inc. (IAS) pursuant to a stock purchase agreement, for $20 million in cash and $5 million in HEICO Class A Common Stock (289,964 shares) paid at closing. The Company guaranteed that the resale value of such Class A Common Stock would be at least $5 million through August 31, 2002, which both parties agreed to extend to August 31, 2003. Based on the closing market price of HEICO Class A Common Stock on October 31, 2002, the Company would have had to pay the seller an additional *amount of approximately $2.8 million in cash, which would have been recorded as a* reduction of shareholders' equity. In addition, subject to meeting certain earnings targets during the first two years following the acquisition, the Company may be obligated to pay additional consideration of $3 million in cash. Concurrent with the purchase, the Company loaned the seller $5 million, which is due August 31, 2003 and is secured by the 289,964 shares of HEICO Class A Common Stock. The loan is reflected as a reduction in the equity section of the Company's consolidated balance sheet as a note receivable secured by Class A Common Stock. The source of the purchase price, *including the loan, was proceeds from the Company's Credit Facility. IAS is engaged* primarily in the repair and overhaul of inertial navigation systems and other avionics equipment, which are used by commercial, military and business aircraft.

During fiscal 2001, the Company, through subsidiaries, also acquired certain assets and liabilities of Avitech Engineering Corporation (Avitech), Aviation Facilities, Inc. (AFI) and Aero Design, Inc. The purchase price of each acquisition was insignificant and in total aggregated to approximately $9 million. Aero Design, Inc. and AFI are in the business of design and manufacture of FAA-approved replacement parts. *Avitech is engaged in the repair and overhaul of aircraft components and accessories* principally serving the regional commuter and business aircraft market.

In November 2001, the Company, through a subsidiary, acquired certain assets and liabilities of Jetseal, Inc. (Jetseal). The purchase price was not significant to the Company's consolidated financial statements and the pro forma consolidated operating results assuming the acquisition had been consummated as of the beginning of fiscal 2002 would not have been materially different from the reported results. Jetseal is engaged in the manufacture of compression seals.

In connection with the acquisition of Air Radio & Instruments Corp. in fiscal 1999, the former shareholders received additional consideration of $1.25 million in fiscal 2000 as a result of meeting certain earnings objectives under the terms of the acquisition. In connection with the acquisition of Rogers-Dierks, Inc. in fiscal 1999, the Company paid $1.1 million of deferred payments over the two-year period ended October 31, 2001 and the Company paid a total of $5.9 million in additional purchase consideration between fiscal 2000 and fiscal 2001 as a result of meeting certain earnings objectives. In addition, the former shareholders of Santa Barbara Infrared, Inc. (acquired in fiscal 1999) received additional consideration of $3.6 million in fiscal 2001 as part of the final purchase price adjustment.

All of the acquisitions described above were accounted for using the purchase method of accounting and the results of each company were included in the Company's results from their effective purchase dates. The costs of each acquisition have been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition as determined by management (See Note 16 - Supplemental disclosures of cash flow information).

STRATEGIC ALLIANCES AND SALE OF MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES

In October 1997, the Company entered into a strategic alliance with Lufthansa, whereby Lufthansa invested approximately $26 million in HEICO Aerospace, including $10 million paid at closing pursuant to a stock purchase agreement and approximately $16 million paid over four years to HEICO Aerospace pursuant to a research and development cooperation agreement, which has partially funded the accelerated development of additional Federal Aviation Administration (FAA)-approved replacement parts for jet engines and aircraft components. The funds received as a result of the research and development cooperation agreement reduced research and development expenses in the periods such expenses were incurred. In addition, Lufthansa and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support for jet engine and aircraft component replacement parts on a worldwide basis. In connection with subsequent acquisitions by HEICO Aerospace, Lufthansa invested additional amounts aggregating to approximately $21 million pursuant to its option to maintain a 20% equity interest.

In February 2001, the Company entered into a joint venture with AMR to develop, design and sell FAA-approved jet engine and aircraft component replacement parts through its subsidiary, HEICO Aerospace. As part of the joint venture, AMR will reimburse HEICO Aerospace a portion of new product research and development costs. The funds received as a result of the new product research and development costs paid by AMR generally reduce new product research and development expenses in the period such expenses are incurred. The balance of the development costs are incurred by the joint venture, which is 16% owned by AMR. In addition, AMR and HEICO Aerospace have agreed to cooperate regarding technical services and marketing support on a worldwide basis. See Note 16 for additional disclosures on research and development expenses.

NOTE 3 SALE OF PRODUCT LINE

In September 2000, the Company consummated the sale of all of the outstanding capital stock of HEICO Electronic's wholly-owned subsidiary, Trilectron Industries, Inc. (Trilectron), to a subsidiary of Illinois Tool Works Inc. In consideration of the sale of Trilectron's capital stock, the Company received $52.5 million in cash, an unsecured non-interest bearing promissory note for $12.0 million payable in three equal installments over 90 days, a purchase price adjustment of $4.5 million based on the net worth of Trilectron as of the closing date of the sale, and retained certain property having a book value of approximately $1.5 million, which was sold in fiscal 2001. The proceeds from the sale were used to pay down the outstanding balance on the Company's Credit Facility.

The sale of Trilectron did not meet the requirements for classification as a discontinued operation in accordance with APB 30 because its activities could not be clearly distinguished, physically and operationally and for financial reporting purposes, from the other assets, results of operations, and activities of the Company's Electronic Technologies Group (ETG) operating segment of which it was a part. Trilectron was managed as part of the ETG and the ETG was treated as a single operating segment. The ETG shared facilities, staff, information technology processing and other centrally provided services with no allocation of costs and interest expense between the divisions within the ETG. Accordingly, the sale was reported as a sale of a product line and Trilectron's results of operations through the date of the closing have been reported in the Company's consolidated statements of operations.

The sale of Trilectron resulted in a pretax gain in fiscal 2000 of $17,296,000 ($10,542,000 or $.48 per diluted share, net of income tax). The pretax gain is net of expenses of $10.8 million directly related to the transaction.

A summary of the components of the expenses of the sale of the Trilectron product line are as follows:

Bonuses and related costs	$ 6,700,000 (a)
Professional service fees	2,500,000 (b)
Contract indemnification, reserves and miscellaneous costs and expenses	1,600,000 (c)
Total expenses of sale	$ 10,800,000

(a) Represents incentive bonus payments which were approved by the Board of Directors contingent upon the sale of Trilectron and paid from the proceeds of the sale.
(b) Represents investment banking, legal, accounting and tax consulting fees, all of which were incurred in connection with the sale.
(c) Represents reserves related to indemnification provisions entered into in connection with the sale of Trilectron, estimated expenses of relocating Radiant Power Corp. from the Trilectron facility to new facilities and miscellaneous other expenses and costs which were incurred in connection with the sale of Trilectron.

In fiscal 2002, the Company recognized an additional pretax gain of $1,230,000 ($765,000 or $.03 per diluted share, net of income tax) on the sale of the Trilectron product line due to the elimination of certain of the above reserves upon the expiration of indemnification provisions of the sales contract.

NOTE 4 | ADJUSTMENT TO GAIN ON SALE OF DISCONTINUED OPERATIONS

In January 1999, the Company received notice of a proposed adjustment pursuant to an examination by the Internal Revenue Service (IRS) of the Company's fiscal 1995 and fiscal 1996 tax returns, disallowing the utilization of a $4.6 million capital loss carryforward to partially offset the gain recognized by the Company in connection with the sale of its health care operations in July 1996. In fiscal 2000, the Company reached a settlement pursuant to which the IRS conceded one-third of the original tax adjustment. Accordingly, the additional taxes and related interest, aggregating $1.4 million ($.07 per diluted share) is reflected as adjustment to gain on sale of discontinued health care operations in the consolidated statement of operations for fiscal 2000.

NOTE 5 | CREDIT FACILITIES AND LONG-TERM DEBT

Long-term debt consists of:

As of October 31,	2002	2001
Borrowings under revolving credit facility	$ 54,000,000	$ 65,000,000
Industrial Development Revenue		
Refunding Bonds - Series 1988	1,980,000	1,980,000
Equipment loans	6,000	34,000
	55,986,000	67,014,000
Less: Current maturities of long-term debt	(6,756,000)	(27,000)
	$ 49,230,000	$ 66,987,000

Current maturities of long-term debt includes $6,750,000 of the outstanding borrowings under the revolving credit facility assuming borrowings outstanding as of October 31, 2002 are converted to a term loan pursuant to the Company's option to convert such borrowings as set forth below. The aggregate amount of long-term debt maturing in each of the next five fiscal years is $6,756,000 in fiscal 2003, $27,000,000 in fiscal 2004, $20,250,000 in fiscal 2005, $0 in fiscal 2006, $0 in fiscal 2007, and $1,980,000 thereafter.

REVOLVING CREDIT FACILITY

In July 1998, the Company entered into a $120 million revolving credit facility (Credit Facility) with a bank syndicate, which contains both revolving credit and term loan features. The Credit Facility may be used for working capital and general corporate needs of the Company and to finance acquisitions (generally not in excess of $25.0 million for any single acquisition nor in excess of an aggregate of $25.0 million for acquisitions during any four fiscal quarter period without the requisite approval of the bank syndicate) on a revolving basis through July 2003. The Company has the option to convert outstanding advances to term loans amortizing over a period through July 2005. The Company plans to renew or replace this Credit Facility prior to its July 2003 expiration date. Advances under the Credit Facility accrue interest, at the Company's choice of the London Interbank Offered Rate (LIBOR) or the higher of the Prime Rate or the Federal Funds Rate, plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization). The applicable margins range from .00% to .50% for Prime Rate based borrowings and from .75% to 2.00% for LIBOR based borrowings. A fee of .20% to .40% is charged on the amount of the unused commitment depending on the leverage ratio of the Company. The Credit Facility is secured by all the assets, excluding real estate, of the Company and its subsidiaries and contains covenants which, among other things, requires the maintenance of certain working capital, leverage and debt service ratios as well as minimum net worth requirements. At October 31, 2002 and 2001, the Company had a total of $54 million and $65 million, respectively, borrowed under the Credit Facility at weighted average interest rates of 2.9% and 3.4%, respectively. The amounts were primarily borrowed to partially fund acquisitions (Note 2).

INTEREST RATE SWAP AGREEMENTS

Periodically, the Company enters into interest rate swap agreements to manage interest expense related to its Credit Facility. Interest rate risk associated with the Company's variable rate Credit Facility is the potential increase in interest expense from an increase in interest rates. A derivative instrument (e.g. interest rate swap agreement) that hedges the variability of cash flows related to a recognized liability is designated as a cash flow hedge.

On an ongoing basis, the Company assesses whether derivative instruments used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items and therefore qualify as cash flow hedges. For a derivative instrument that qualifies as a cash flow hedge, the effective portion of changes in fair value of the derivative is deferred and recorded as a component of other comprehensive income until the hedged transaction occurs and is recognized in earnings. All other portions of changes in the fair value of a cash flow hedge are recognized in earnings immediately.

The cumulative effect of the Company's interest rate swap agreement (which expired in February 2002) on accumulated other comprehensive income as of October 31, 2002 and October 31, 2001 was income of $226,000 (net of $144,000 in income tax expense) and a loss of $226,000 (net of $144,000 in income tax benefit), respectively.

INDUSTRIAL DEVELOPMENT REVENUE BONDS

The industrial development revenue bonds outstanding at October 31, 2002 represent bonds issued by Broward County, Florida in 1988 (the 1988 bonds). The 1988 bonds are due April 2008 and bear interest at a variable rate calculated weekly (1.90% and 2.05% at October 31, 2002 and 2001, respectively). The 1988 bonds as amended are secured by a letter of credit expiring February 2004 and a mortgage on the related properties pledged as collateral.

NOTE 6 LEASE COMMITMENTS

The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew its lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

Year ending October 31,	
2003	$ 2,392,000
2004	1,324,000
2005	867,000
2006	613,000
2007	493,000
Thereafter	2,370,000
Total minimum lease commitments	$ 8,059,000

Total rent expense charged to operations for operating leases in fiscal 2002, fiscal 2001, and fiscal 2000 amounted to $2,956,000, $2,217,000 and $2,041,000, respectively.

NOTE 7 INCOME TAXES

The provision (benefit) for income taxes on income from continuing operations for each of the three fiscal years ended October 31 is as follows:

	2002	2001	2000
Current:			
Federal	$ 849,000	$ 9,611,000	$ 17,690,000
State	164,000	1,109,000	1,994,000
	1,013,000	10,720,000	19,684,000
Deferred	3,917,000	760,000	(175,000)
Total income tax expense	$ 4,930,000	$ 11,480,000	$ 19,509,000

The Company recently completed a tax audit of its fiscal 1998 and fiscal 1999 income tax returns with the IRS that resulted in the recovery of a portion of income taxes paid in prior years. The recovery is based on a settlement reached with the IRS under which a portion of the reimbursements received pursuant to a research and development cooperation agreement was treated as shareholder reimbursements excluded from taxable income. The recovery, net of expenses (including related professional fees and interest), increased net income in fiscal 2002 by $2.1 million ($.09 per diluted share).

The following table reconciles the federal statutory tax rate to the Company's effective tax rate from continuing operations for each of the three fiscal years ended October 31:

	2002	2001	2000
Federal statutory tax rate	35.0%	35.0%	35.0%
State taxes, less applicable federal income tax reduction	2.8	2.6	2.5
Net tax benefits on export sales	(2.7)	(2.4)	(1.4)
Nondeductible amortization of intangible assets	—	2.7	1.6
Recovery of taxes paid in prior years resulting from tax audit	(11.6)	—	—
Other, net	(.5)	.2	.9
Effective tax rate	23.0%	38.1%	38.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of October 31, 2002 and 2001 are as follows:

As of October 31,	2002	2001
Deferred tax assets:		
Inventories	$ 1,868,000	$ 1,296,000
Bad debt allowances	619,000	468,000
Capitalized research and development expenses	1,088,000	—
Deferred compensation liability	1,769,000	1,650,000
Vacation accruals	384,000	253,000
Customer rebates and credits	244,000	480,000
Retirement plan liability	227,000	226,000
Warranty accruals	269,000	327,000
Accrued items related to sale of product line	65,000	720,000
Unrealized loss on interest rate swap/investments	—	144,000
Other	25,000	134,000
Total deferred tax assets	6,558,000	5,698,000
Deferred tax liabilities:		
Accelerated depreciation	2,355,000	1,120,000
Intangible asset amortization	7,077,000	3,201,000
Other	71,000	261,000
Total deferred tax liabilities	9,503,000	4,582,000
Net deferred tax (liability) asset	$ (2,945,000)	$ 1,116,000

The net deferred tax (liability) asset is classified on the balance sheet as follows:

As of October 31,	2002	2001
Net deferred tax (liability) asset:		
Current	$ 3,295,000	$ 3,180,000
Long term	(6,240,000)	(2,064,000)
Net deferred tax (liability) asset	$ (2,945,000)	$ 1,116,000

A deferred tax charge of $144,000 relating to an unrealized gain on an interest rate swap was recorded as an adjustment to shareholders' equity in fiscal 2002. A net deferred tax charge of $250,000 relating to unrealized gains on long-term investments and an unrealized loss on an interest rate swap was recorded as an adjustment to shareholders' equity in fiscal 2001. A deferred tax charge of $998,000 relating to unrealized gains on long-term investments was recorded as an adjustment to shareholders' equity in fiscal 2000.

In connection with its acquisitions, the Company assumed net deferred tax assets of $37,000 in fiscal 2000. No deferred tax assets or liabilities were assumed in fiscal 2002 or fiscal 2001.

NOTE 8 | STOCK DIVIDENDS

In July 2000 and August 2001, the Company paid 10% stock dividends on all shares outstanding, payable in Class A Common Stock. Each 10% dividend was valued based on the closing market price of the Company's Class A Common Stock as of the day prior to the declaration date. All income per share, dividend per share, price per share, exercise price, stock option, and common shares outstanding information has been retroactively restated to reflect the stock dividends.

NOTE 9 | PREFERRED STOCK PURCHASE RIGHTS PLAN

In 1993, pursuant to a plan adopted by the Board of Directors on such date, the Board declared a distribution of one Preferred Stock Purchase Right (the Rights) for each outstanding share of common stock of the Company. The Rights trade with the common stock and are not exercisable or transferable apart from the Common Stock and Class A Common Stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 30% or more of the outstanding common stock. Absent either of the aforementioned events transpiring, the Rights will expire at the close of business on November 2, 2003.

The Rights have certain anti-takeover effects and, therefore, will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors or who acquires 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commences or announces an intention to commence a tender offer for 30% or more of the outstanding common stock.

NOTE 10 | COMMON STOCK AND CLASS A COMMON STOCK

In accordance with the Company's share repurchase program, 33,000 shares of Class A Common Stock were repurchased at a total cost of $200,000 in fiscal 2002 and 6,600 shares of Common Stock were repurchased at a total cost of $105,000 in fiscal 2000. No shares were repurchased in fiscal 2001.

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's Common Stock and Class A Common Stock are entitled to receive when, as and if declared by the Board of Directors, dividends and other distributions payable in cash, property, stock, or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, and after making provision for the holders of preferred stock, if any, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

NOTE 11 : STOCK OPTIONS

The Company currently has three stock option plans, the 1993 Stock Option Plan (1993 Plan), the Non-Qualified Stock Option Plan (NQSOP), and the 2002 Stock Option Plan (2002 Plan). A total of 4,731,902 shares of the Company's stock are reserved for issuance to employees, directors, officers, and consultants as of October 31, 2002, including 4,424,092 shares currently under option and 307,810 shares available for future grants. Options issued under the 1993 Plan and the 2002 Plan may be designated as incentive stock options (ISOs) or non-qualified stock options (NQSOs). ISOs are granted at not less than 100% of the fair market value at the date of grant (110% thereof in certain cases) and are exercisable in percentages specified at the date of grant over a period up to ten years. Only employees are eligible to receive ISOs. NQSOs may be granted at less than fair market value and may be immediately exercisable. Options granted under the NQSOP may be granted at no less than the fair market value at the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. Pursuant to the 2002 Plan, which was approved by the Shareholders in fiscal 2002, an aggregate of 520,000 shares are reserved for issuance upon the exercise of options granted under the Plan. The options granted pursuant to the 2002 Plan may be with respect to Common Stock and/or Class A Common Stock, in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee in its sole discretion. Options under all stock option plans expire not later than ten years after the date of grant, unless extended by the Stock Option Plan Committee or the Board of Directors.

All stock option share and price per share information has been retroactively restated for stock dividends and splits.

Information concerning stock option activity for each of the three fiscal years ended October 31 is as follows:

	Shares Available For Option	Shares Under Option: Shares	Shares Under Option: Weighted Average Exercise Price
Outstanding as of October 31, 1999	417,016	5,577,449	$ 8.52
Granted	(338,377)	338,377	$ 12.74
Cancelled	727,339	(760,340)	$ 21.67
Exercised	—	(208,196)	$ 4.71
Outstanding as of October 31, 2000	805,978	4,947,290	$ 6.95
Shares approved by Board of Directors for grant to former shareholders of SBIR	229,900	—	—
Granted	(995,200)	995,200	$ 14.56
Cancelled	153,370	(415,406)	$ 15.51
Exercised	—	(1,374,810)	$ 2.90
Outstanding as of October 31, 2001	194,048	4,152,274	$ 9.06
Shares approved by Board of Directors for grant to former shareholders of SBIR	250,000	—	—
Shares approved by the Shareholders for the 2002 Stock Option Plan	520,000	—	—
Granted	(700,900)	700,900	$ 10.71
Cancelled	44,662	(278,945)	$ 15.12
Exercised	—	(150,137)	$ 2.91
Outstanding as of October 31, 2002	307,810	4,424,092	$ 9.14

Information concerning stock options outstanding and stock options exercisable by class of common stock as of October 31, 2002 is as follows:

COMMON STOCK

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 1.20 - $ 2.75	545,067	$ 1.74	1.3	545,067	$ 1.74
$ 2.76 - $ 6.05	334,965	$ 3.85	2.9	334,965	$ 3.85
$ 6.06 - $ 10.22	358,033	$ 8.31	4.4	357,883	$ 8.31
$10.23 - $ 24.11	949,951	$ 14.86	8.6	575,200	$ 14.62
	2,188,016	$ 8.83	5.2	1,813,115	$ 7.51

CLASS A COMMON STOCK

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 1.20 - $ 2.75	412,815	$ 1.71	1.3	412,815	$ 1.71
$ 2.76 - $ 6.05	276,345	$ 3.86	3.0	276,345	$ 3.86
$ 6.06 - $ 10.22	716,938	$ 8.59	7.4	558,248	$ 8.25
$10.23 - $ 24.11	829,978	$ 15.90	7.2	485,690	$ 17.05
	2,236,076	$ 9.45	5.6	1,733,098	$ 8.46

If there were a change in control of the Company, options for an additional 374,901 shares of Common Stock and 493,478 shares of Class A Common Stock would become immediately exercisable.

The Company applies APB 25 and related Interpretations in accounting for its stock option plans. Accordingly, compensation expense has been recorded in the accompanying consolidated financial statements for those options granted below the fair market value of the stock on the date of grant. The amount of compensation expense recognized in accordance with APB 25 was not significant to the Company's results of operations during fiscal 2002, fiscal 2001, and fiscal 2000. Had the fair value of all grants under these plans been recognized as compensation expense over the vesting period of the grants, consistent with SFAS 123, the Company's net income would have been $11,381,000 ($.54 and $.51 basic and diluted net income per share, respectively) for fiscal 2002, $11,479,000 ($.58 and $.51 basic and diluted net income per share, respectively) for fiscal 2001, and $23,337,000 ($1.22 and $1.07 basic and diluted net income per share, respectively) for fiscal 2000. The SFAS 123 pro forma disclosures for fiscal 2001 and fiscal 2000 have been restated to give affect to the actual number of options that vested in the respective fiscal years.

The estimated weighted average fair value of options granted was $8.03 per share for Common Stock and $5.89 per share for Class A Common Stock in fiscal 2002, $11.23 per share for Common Stock and $8.94 per share for Class A Common Stock in fiscal 2001, and $9.15 per share for Common Stock and $8.95 per share for Class A Common Stock in fiscal 2000.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions for each of the three fiscal years ended October 31:

	2002		2001		2000	
	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock
Expected stock price volatility	53.61%	52.87%	55.65%	55.47%	55.83%	55.12%
Risk free interest rate	4.51%	4.12%	5.24%	5.22%	6.22%	6.16%
Dividend yield	.25%	.32%	.30%	.34%	.31%	.33%
Expected option life (years)	8	8	8	8	8	8

NOTE 12 NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for each of the three fiscal years ended October 31:

	2002	2001	2000
Numerator:			
Net income	$ 15,226,000	$ 15,833,000	$ 26,317,000
Denominator:			
Weighted average common shares outstanding - basic	20,912,531	19,924,962	19,114,323
Effect of dilutive stock options	1,571,723	2,380,403	2,794,150
Weighted average common shares outstanding - diluted	22,484,254	22,305,365	21,908,473
Net income per share - basic	$ .73	$ .79	$ 1.38
Net income per share - diluted	$ .68	$ .71	$ 1.20
Anti-dilutive stock options excluded	1,301,403	644,938	1,484,318

NOTE 13 | RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan (the Plan) under which eligible employees of the Company and its participating subsidiaries may contribute up to 15% of their annual compensation as defined by the Plan. Prior to January 1, 2002, participants were able to contribute up to 10% of their annual compensation. The Company generally contributes specified percentages ranging from 25% to 50% of employee contributions up to 3% of annual pay in the Company's Common Stock or cash, as determined by the Company. Effective January 2002, the Company's match of employee contributions paid in Common Stock is based on the fair market value of the shares at the date of contribution. Prior to January 2002, the Company made matching contributions through the promissory note discussed below. The Plan also provides that the Company may contribute additional amounts in its common stock or cash at the discretion of the Board of Directors. Employee contributions can not be invested in Company stock.

In 1992, the Company sold 987,699 shares of the Company's Common Stock and 804,975 shares of Class A Common Stock to the Plan for an aggregate price of $4,122,000 entirely financed through a promissory note with the Company. The promissory note was payable in nine equal annual installments, inclusive of principal and interest at the rate of 8% per annum, and a final installment due September 2002. The promissory note was fully paid off effective December 2001. As the Plan accrued each payment of principal, an appropriate percentage of stock was allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code. The unallocated shares of stock collateralized the 1992 promissory note. The per share cost to the Plan for the 1992 stock sale ($2.30 per share) was determined based on the average closing market price of the Company's stock on the twenty business days prior to the effective date of the sale. In accordance with the provisions of the Plan, the Company was obligated to make cash contributions in amounts sufficient to meet the debt service requirements on the promissory note. Principal amounts repaid on the promissory note were determined based on the value of the shares released during the preceding twelve months but could not be less than the minimum annual installments required. Dividends on allocated shares were issued to participants' accounts. Dividends on unallocated shares were held in the Plan and could be used to make note payments.

Participants receive 100% vesting in employee contributions. Vesting in Company contributions is based on number of years of service. Contributions to the Plan charged to income for fiscal 2002, fiscal 2001, and fiscal 2000 totaled $691,000, $493,000, and $907,000, respectively, exclusive of interest income earned on the note received from the Plan of $9,000 in fiscal 2002, $52,000 in fiscal 2001 and $168,000 in fiscal 2000.

In 1991, the Company established a Directors Retirement Plan covering its then current directors. The net assets of this plan as of October 31, 2002, 2001 and 2000 are not material to the financial position of the Company. During fiscal 2002, fiscal 2001, and fiscal 2000, $34,000, $21,000, and $62,000, respectively, was expensed for this plan.

NOTE 14 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales:				
2002	$ 41,012,000	$ 43,001,000	$ 42,587,000	$ 45,512,000
2001	39,650,000	41,742,000	43,845,000	46,022,000
2000	47,940,000	53,548,000	53,912,000	47,509,000
Gross profit:				
2002	14,850,000	15,359,000	14,936,000	16,357,000
2001	17,032,000	18,376,000	18,043,000	17,695,000
2000	17,858,000	19,679,000	19,679,000	18,595,000
Income from continuing operations:				
2002	2,828,000	3,970,000	2,829,000	5,599,000
2001	3,908,000	4,814,000	3,964,000	3,147,000
2000	4,015,000	4,789,000	4,721,000	14,214,000
Net income:				
2002	2,828,000	3,970,000	2,829,000	5,599,000
2001	3,908,000	4,814,000	3,964,000	3,147,000
2000	4,015,000	4,789,000	4,721,000	12,792,000
Income per share from continuing operations:				
Basic				
2002	.14	.19	.14	.27
2001	.20	.25	.19	.15
2000	.21	.25	.25	.74
Diluted				
2002	.13	.18	.13	.25
2001	.18	.22	.18	.14
2000	.18	.22	.22	.65
Net income per share:				
Basic				
2002	.14	.19	.14	.27
2001	.20	.25	.19	.15
2000	.21	.25	.25	.67
Diluted				
2002	.13	.18	.13	.25
2001	.18	.22	.18	.14
2000	.18	.22	.22	.58

Net income in the second quarter of fiscal 2002 includes an additional gain on the sale of Trilectron as referenced in Note 3. The impact of the gain was an increase to net income of $765,000 ($.03 per diluted share).

Net income in the fourth quarter of fiscal 2002 includes the recovery of a portion of taxes paid in prior years resulting from a tax audit as referenced in Note 7. The impact of the recovery was an increase to net income of $2,107,000 ($.09 per diluted share).

During the first and second quarters of fiscal 2001, the Company made certain changes in estimates due to estimated costs to complete long-term contracts accounted for under the percentage-of-completion method being lower than originally projected. The change in estimates increased net income and diluted net income per share by $200,000 ($.01 per diluted share) and $400,000 ($.02 per diluted share) in the first and second quarters of fiscal 2001, respectively. Changes in estimates did not have a significant impact on net income and diluted net income per share in the third and fourth quarters of fiscal 2001 or in any quarter during fiscal 2002 and fiscal 2000.

Income from continuing operations in the fourth quarter of fiscal 2000 includes the gain on sale of Trilectron and write-off of certain receivables referenced in Notes 3 and 16, respectively. The impact of the gain and the write-off was an increase of $10,542,000 ($.48 per diluted share) and a decrease of $651,000 ($.03 per diluted share), respectively, to income from continuing operations in the fourth quarter of fiscal 2000. Net income in the fourth quarter of fiscal 2000 also includes the adjustment to gain on sale of discontinued operations referenced in Note 4, which reduced net income by $1,422,000 ($.07 per diluted share).

Due to changes in the average number of common shares outstanding, net income per share for the full fiscal year may not equal the sum of the four individual quarters.

NOTE 15 | OPERATING SEGMENTS

The Company has two operating segments: the Flight Support Group (FSG) consisting of HEICO Aerospace and its subsidiaries and the Electronic Technologies Group (ETG), consisting of HEICO Electronic and its subsidiaries. See Note 1 for the list of operating subsidiaries aggregated in each reportable operating segment. The FSG designs and manufactures FAA-approved replacement parts, provides FAA-authorized repair and overhaul services and provides subcontracting services to OEMs in the aviation industry and the U.S. Government. The ETG designs and manufactures commercial and military power supplies, circuit board shielding, laser and electro-optical products and infrared simulation and test equipment and repairs and overhauls aircraft electronic equipment primarily for the aerospace, defense and electronics industries.

The Company's reportable business divisions offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

SEGMENT PROFIT OR LOSS

The accounting policies for segments are the same as those described in the summary of significant accounting policies (Note 1). Management evaluates segment performance based on segment operating income.

	Segments[1]		Other, Primarily Corporate and Intersegment	Consolidated Totals
	FSG	ETG		
For the year ended October 31, 2002:				
Net sales	$ 120,097,000	$ 52,510,000	$ (495,000)	$ 172,112,000
Depreciation and amortization	3,012,000	1,213,000	307,000	4,532,000
Operating income	15,846,000	11,873,000	(5,319,000)	22,400,000
Total assets	219,903,000	103,260,000	13,169,000	336,332,000
Capital expenditures	3,083,000	1,969,000	801,000	5,853,000
For the year ended October 31, 2001:				
Net sales	$ 132,459,000	$ 38,800,000	$ —	$ 171,259,000
Depreciation and amortization	7,641,000	2,648,000	299,000	10,588,000
Operating income	27,454,000	7,835,000	(4,298,000)	30,991,000
Total assets	213,001,000	101,817,000	10,822,000	325,640,000
Capital expenditures	4,916,000	1,281,000	730,000	6,927,000
For the year ended October 31, 2000:				
Net sales	$ 119,304,000	$ 83,605,000	$ —	$ 202,909,000
Depreciation and amortization	6,808,000	2,762,000	205,000	9,775,000
Operating income	29,621,000	12,464,000	(4,162,000)	37,923,000
Total assets	197,442,000	54,997,000	29,293,000	281,732,000
Capital expenditures	7,301,000	1,360,000	4,000	8,665,000

(1) During fiscal 2002, one of the Company's subsidiaries formerly included in the Electronic Technologies Group (ETG) was reclassified to the Flight Support Group (FSG). Prior period results have been retroactively restated to reflect the revised segment classification.

MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

No one customer accounted for 10 percent or more of the Company's consolidated net sales during the last three fiscal years. The Company had no material sales originating or long-lived assets held outside of the United States during the last three fiscal years.

Export sales were $51,061,000 in fiscal 2002, $46,014,000 in fiscal 2001 and $56,626,000 in fiscal 2000.

NOTE 16 OTHER CONSOLIDATED BALANCE SHEETS, STATEMENTS OF OPERATIONS AND STATEMENTS OF CASH FLOWS INFORMATION

Accounts receivable are composed of the following:

As of October 31,	2002	2001
Accounts receivable	$ 30,029,000	$ 32,415,000
Less: Allowance for doubtful accounts	(1,622,000)	(909,000)
Accounts receivable, net	$ 28,407,000	$ 31,506,000

In fiscal 2002, fiscal 2001, and fiscal 2000, the Company wrote off receivables aggregating to $813,000, $577,000 and $1,312,000, respectively, as a result of bankruptcy filings by certain customers. The charges are included in selling, general and administrative expenses in the Consolidated Statements of Operations. The charges reduced fiscal 2002, fiscal 2001, and fiscal 2000 net income by $442,000 ($.02 per diluted share), $291,000 ($.01 per diluted share), and $651,000 ($.03 per diluted share), respectively.

Costs and estimated earnings on uncompleted percentage-of-completion contracts are as follows:

As of October 31,	2002	2001
Costs incurred on uncompleted contracts	$ 4,453,000	$ 7,709,000
Estimated earnings	4,252,000	6,224,000
	8,705,000	13,933,000
Less: Billings to date	(8,551,000)	(14,770,000)
	$ 154,000	$ (837,000)
Included in accompanying balance sheets under the following captions:		
Accounts receivable, net (costs and estimated earnings in excess of billings)	$ 1,737,000	$ 234,000
Accrued expenses and other current liabilities (billings in excess of costs and estimated earnings)	(1,583,000)	(1,071,000)
	$ 154,000	$ (837,000)

During fiscal 2001, *the Company made certain changes in estimates due to estimated costs to complete long-term contracts accounted for under the percentage-of-completion method being lower than originally projected. The change in estimates increased net income and diluted net income per share by $700,000 ($.03 per diluted share). Changes in estimates did not have a significant impact on net income and diluted net income per share in fiscal 2002 or fiscal 2000.*

Inventories are composed of the following:

As of October 31,	2002	2001
Finished products	$ 32,501,000	$ 27,791,000
Work in process	8,603,000	7,883,000
Materials, parts, assemblies and supplies	13,410,000	16,343,000
Total inventories	$ 54,514,000	$ 52,017,000

Inventories related to long-term contracts were not significant as of October 31, 2002 and 2001.

Property, plant and equipment are composed of the following:

As of October 31,	2002	2001
Land	$ 2,627,000	$ 2,627,000
Buildings and improvements	20,846,000	18,380,000
Machinery and equipment	41,739,000	37,398,000
Construction in progress	1,702,000	3,566,000
	66,914,000	61,971,000
Less: Accumulated depreciation	(26,855,000)	(22,673,000)
Property, plant and equipment, net	$ 40,059,000	$ 39,298,000

Depreciation and amortization expense on property, plant, and equipment amounted to approximately $4,193,000, $3,090,000 and $3,011,000 for the years ended October 31, 2002, 2001 and 2000, respectively.

Included in the Company's property, plant and equipment is rotable equipment located at various customer locations in connection with certain repair and maintenance agreements. The rotables are stated at a net book value of $4,417,000 as of October 31, 2002. Under the terms of the agreements, the customers may cancel the agreements and purchase the equipment at specified prices. The equipment is currently being depreciated over its estimated life.

Goodwill and other intangible assets are composed of the following:

As of October 31,	2002	2001
Goodwill	$ 205,213,000	$ 199,661,000
Other intangible assets	4,062,000	2,841,000
	209,275,000	202,502,000
Less: Accumulated amortization	(19,793,000)	(19,454,000)
Goodwill and other intangible assets, net	$ 189,482,000	$ 183,048,000

The following table reflects a comparison of net income and net income per share for each of the three fiscal years ended October 31, adjusted to give effect to the adoption of SFAS 142:

	2002	2001	2000
Reported net income	$ 15,226,000	$ 15,833,000	$ 26,317,000
Add-back after tax goodwill amortization	—	4,398,000	4,006,000
Adjusted net income	$ 15,226,000	$ 20,231,000	$ 30,323,000
Reported net income per share - basic	$ .73	$ .79	$ 1.38
Add-back after tax goodwill amortization	—	.23	.21
Adjusted net income per share - basic	$ .73	$ 1.02	$ 1.59
Reported net income per share - diluted	$ .68	$ .71	$ 1.20
Add-back after tax goodwill amortization	—	.20	.18
Adjusted net income per share - diluted	$ .68	$ .91	$ 1.38

The changes in the carrying amount of goodwill during fiscal 2002 by segment are as follows:

	FSG	ETG	Consolidated Total
Balances as of November 1, 2001 [1]	$ 114,637,000	$ 67,441,000	$ 182,078,000
Goodwill acquired during the year	3,437,000	—	3,437,000
Adjustments to Goodwill	632,000	1,530,000	2,162,000
Balances as of October 31, 2002	$ 118,706,000	$ 68,971,000	$ 187,677,000

(1) During fiscal 2002, one of the Company's subsidiaries formerly included in the Electronic Technologies Group (ETG) was reclassified to the Flight Support Group (FSG). Balances as of November 1, 2001 have been retroactively restated to reflect the revised segment classification.

The increase in goodwill for the twelve months ended October 31, 2002 resulted primarily from the acquisition of assets and liabilities of Jetseal, Inc. in November 2001 and adjustments to the preliminary allocation of the purchase price of other acquisitions based on updated fair value information of the assets acquired and liabilities assumed as of the dates of acquisition.

Other intangible assets subject to amortization consist primarily of licenses, loan costs, patents, and non-compete covenants. The gross carrying amount and accumulated amortization of other intangible assets was $4.1 million and $2.3 million, respectively, as of October 31, 2002. Amortization expense of other intangible assets for fiscal 2002 was $339,000. Amortization expense for the next five fiscal years is expected to be $304,000 in fiscal 2003, $289,000 in fiscal 2004, $239,000 in fiscal 2005, $117,000 in fiscal 2006, and $116,000 in fiscal 2007.

Accrued expenses and other current liabilities are composed of the following:

As of October 31,	2002	2001
Accrued employee compensation	$ 4,714,000	$ 4,869,000
Accrued customer rebates and credits	3,893,000	3,418,000
Accrued expenses related to sale of product line	166,000	1,890,000
Billings in excess of costs and estimated earnings on uncompleted percentage-of-completion contracts	1,583,000	1,071,000
Other	4,579,000	5,195,000
Total accrued expenses and other current liabilities	$ 14,935,000	$ 16,443,000

Other non-current liabilities include deferred compensation of $4,624,000 and $3,983,000 as of October 31, 2002 and 2001, respectively.

RESEARCH AND DEVELOPMENT EXPENSES

Cost of sales amounts in fiscal 2002, fiscal 2001, and fiscal 2000 include approximately $9,742,000, $7,737,000 and $3,668,000, respectively, of new product research and development expenses. The expenses for fiscal 2001 and fiscal 2000 are net of $1,275,000 and $5,200,000, respectively, in reimbursements pursuant to research and development cooperation and joint venture agreements (Note 2). The reimbursements pursuant to such agreements were not significant in fiscal 2002.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest was $2,407,000, $2,379,000 and $5,575,000 in fiscal 2002, fiscal 2001, and fiscal 2000, respectively. Cash paid for income taxes was $1,373,000, $18,563,000 and $10,248,000 in fiscal 2002, fiscal 2001, and fiscal 2000, respectively.

Non-cash investing and financing activities related to acquisitions, including contingent payments, for each of the three fiscal years ended October 31 is as follows:

	2002	2001	2000
Fair value of assets acquired:			
Liabilities assumed	$ 247,000	$ 468,000	$ 31,000
Less:			
Intangible assets	3,778,000	37,579,000	19,974,000
Inventories	371,000	10,882,000	1,698,000
Accounts receivable	351,000	3,147,000	1,567,000
Property, plant and equipment	258,000	8,479,000	83,000
Other assets	4,000	1,588,000	1,508,000
Cash paid, including contingent payments	$ (4,515,000)	$ (61,207,000)	$ (24,799,000)

As part of the consideration in connection with the sale of the Trilectron product line in fiscal 2000, the Company received an unsecured promissory note for $12.0 million that was paid in full in fiscal 2001 (Note 3). In connection with the purchase of IAS (Note 2), the Company issued 289,964 shares of HEICO Class A Common Stock then valued at $5 million and issued a $5 million note receivable guaranteed by the issued shares. Additionally, retained earnings was impacted by $31,709,000 and $17,158,000 in fiscal 2001 and fiscal 2000, respectively, as a result of the 10% stock dividends described in Note 9. There were no significant capital lease financing activities during fiscal 2002, fiscal 2001, and fiscal 2000.

NOTE 17 | CONTINGENCIES

PENDING LITIGATION

The Company is involved in various legal actions arising in the normal course of business. Based upon the amounts sought by the plaintiffs in these actions, management is of the opinion that the outcome of these matters will not have a significant effect on the Company's consolidated financial statements.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholders of HEICO Corporation:

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the Company) as of October 31, 2002 and 2001, and the related consolidated statements of operations, of shareholders' equity and comprehensive income, and of cash flows for each of the three years in the period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
December 18, 2002

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange (NYSE) under the symbols "HEI.A" and "HEI," respectively. The following table sets forth, for the periods indicated, the high and low closing prices for the Class A Common Stock and the Common Stock as reported on the NYSE, as well as the amount of cash dividends paid per share during such periods. Lufthansa Technik AG, as a 20% shareholder of our FSG, will be entitled to 20% of any dividends paid by our FSG with the balance payable to the Company.

In August 2001, the Company paid a 10% stock dividend on all shares outstanding in Class A Common Stock. The quarterly sales prices and cash dividend amounts have been retroactively adjusted for the 10% stock dividend.

CLASS A COMMON STOCK

	High	Low	Cash Dividends Per Share
FISCAL 2001:			
First Quarter	$ 13.17	$ 9.15	$ .022
Second Quarter	15.55	11.00	—
Third Quarter	17.91	13.73	$ .023
Fourth Quarter	17.58	9.40	—
FISCAL 2002:			
First Quarter	$ 14.10	$ 10.85	$ .025
Second Quarter	14.45	12.58	—
Third Quarter	14.30	9.31	$ .025
Fourth Quarter	10.34	6.05	—

On December 31, 2002, there were 1,086 holders of record of the Class A Common Stock.

COMMON STOCK

	High	Low	Cash Dividends Per Share
FISCAL 2001:			
First Quarter	$ 17.05	$ 11.14	$ .022
Second Quarter	16.64	12.36	—
Third Quarter	19.26	13.91	$ .023
Fourth Quarter	20.58	10.98	—
FISCAL 2002:			
First Quarter	$ 17.80	$ 13.74	$ .025
Second Quarter	17.43	14.20	—
Third Quarter	17.25	11.44	$ .025
Fourth Quarter	13.10	7.70	—

On December 31, 2002, there were 1,082 holders of record of the Common Stock.

In addition, on December 31, 2002, there were approximately 3,800 holders of the Class A Common Stock and the Common Stock who held their shares in brokerage or nominee accounts. The combined total of all record holders and brokerage or nominee holders is approximately 6,000 holders of both classes of stock.

HEICO Corporation

Corporate Offices
3000 Taft Street
Hollywood, Florida 33021
Telephone 954.987.4000
Facsimile 954.987.8228
Internet web site:
http://www.heico.com

Subsidiaries

HEICO Aerospace Holdings Corp.
Hollywood, Florida
- HEICO Aerospace Parts Group
  - Aircraft Technology, Inc.
  - Aero Design, Inc.
  - Aviation Facilities, Inc.
  - HT Parts, LLC
  - Jet Avion Corporation
  - LPI Industries Corporation
  - McClain International, Inc.
  - Rogers-Dierks, Inc.
  - Turbine Kinetics, Inc.
- HEICO Aerospace Corporation
- HEICO Aerospace Component Repair Group
  - Air Radio & Instruments Corp.
  - Associated Composite, Inc.
  - Avitech Engineering Corp.
  - Future Aviation, Inc.
  - Northwings Accessories Corp.
- HEICO Aerospace Specialty Products Group
  - Jetseal, Inc.
  - Thermal Structures, Inc.

HEICO Electronic Technologies Corp.
Miami, Florida
- Analog Modules, Inc.
- Inertial Airline Services, Inc.
- Leader Tech, Inc.
- Santa Barbara Infrared, Inc.
- Radiant Power Corp.

Registrar & Transfer Agent

Mellon Investor Services
Atlanta, Georgia

New York Stock Exchange Symbols
Common Stock - "HEI"
Class A Common Stock - "HEI.A"

Form 10-K

The Company's Annual Report on Form 10-K for 2002, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Corporate Secretary at the Company's headquarters.

Annual Meeting

The Annual Meeting of Shareholders will be held at the Sheraton Fort Lauderdale Airport Hotel, 1825 Griffin Road, Dania Beach, Florida 33004 on Tuesday, March 18, 2003 at 10:00 a.m.
954.920.3500

Shareholder Information

Elizabeth R. Letendre
954.987.4000
954.987.8228 (fax)
eletendre@heico.com

Officers & Key Employees

Laurans A. Mendelson
Chairman of the Board of Directors,
President and Chief Executive Officer,
HEICO Corporation

Joshua S. Abelson
Executive Vice President and
Chief Marketing Officer,
HEICO Aerospace Parts Group

Vaughn Barnes
President, HEICO Aerospace
Specialty Products Group
and Thermal Structures, Inc.

Robb M. Baumann
Senior Vice President Controls
and Accessories,
HEICO Aerospace Parts Group

Ian D. Crawford
President and Founder,
Analog Modules, Inc.

James Davis
Vice President and General Manager,
Aero Design, Inc.

Charles S. Eddy
President, HEICO Aerospace
Component Repair Group -
Business/Regional Aviation,
Avitech Engineering Corp. and
Future Aviation, Inc.

Rafael R. Gonzalez
Vice President and General Manager,
Air Radio & Instrument Corp.

William S. Harlow
Vice President Corporate
Development,
HEICO Corporation

John F. Hunter
Executive Vice President and
Chief Operating Officer,
HEICO Aerospace Parts Group

Thomas S. Irwin
Executive Vice President and
Chief Financial Officer,
HEICO Corporation

Kevin Kelly
President,
Roger-Dierks, Inc.

Elizabeth R. Letendre
Corporate Secretary,
HEICO Corporation

Jack Lewis
President,
Aviation Facilities, Inc.

Steve McHugh
President and Co-Founder,
Santa Barbara Infrared, Inc.

Bruce McQuerry
Vice President and General Manager,
McClain International, Inc.

Eric A. Mendelson
President, Flight Support Group,
HEICO Corporation

Victor H. Mendelson
President, Electronic Technologies
Group and General Counsel,
HEICO Corporation

Luis J. Morell
President, HEICO Aerospace
Component Repair Group and
Northwings Accessories Corp.

William F. Moskwa
President,
Aircraft Technology, Inc.

Dario Negrini
President,
Leader Tech, Inc.

Mark J. O'Donnell
President,
Inertial Airline Services, Inc.

Bryan Peters
Senior Vice President and
General Manager,
Turbine Kinetics, Inc.

James L. Reum
Executive Vice President,
HEICO Aerospace Holdings Corp.

James E. Roubian
President,
LPI Industries Corporation

Val Shelly
Vice President, Sales,
HEICO Aerospace Parts Group

Michael W. Siegel
Senior Vice President Finance
and Administration,
HEICO Aerospace Holdings Corp.

Rick J. Stine
Vice President and
General Manager,
Jet Avion Corporation

Stephen J. Szpunar
Senior Vice President Technical,
HEICO Aerospace Parts Group

Steven M. Walker
Corporate Controller,
HEICO Corporation

Board of Directors

Samuel L. Higginbottom
Former Chairman, President and
Chief Executive Officer,
Rolls-Royce, Inc.

Wolfgang Mayrhuber
Deputy Chairman, and Chairman-Elect
of the Executive Board,
Deutsche Lufthansa AG

Eric A. Mendelson
President, Flight Support Group,
HEICO Corporation

Laurans A. Mendelson
Chairman, President and
Chief Executive Officer,
HEICO Corporation

Victor H. Mendelson
President, Electronic Technologies
Group and General Counsel,
HEICO Corporation

Albert Morrison, Jr.
President, Morrison, Brown,
Argiz & Company,
Certified Public Accountants

Dr. Alan Schriesheim
former Director,
Argonne National Laboratory

Certain matters discussed in this Annual Report include forward-looking statements which involve risks and uncertainties. HEICO's actual experience may differ materially from that discussed as a result of factors, including, but not limited to, demand for commercial air travel, HEICO's ability to introduce new products, product specification costs and requirements, governmental and regulatory demands, competition on military programs, product pricing levels, commercial airline passenger travel, airline fleet changes, customer credit risk, U.S. Government export policies and restrictions, military program funding by U.S. and non-U.S. government agencies, HEICO's ability to make acquisitions and achieve operating synergies from such acquisitions, interest rates and economic conditions within and outside of the aerospace, defense and electronics industries. Parties receiving this Annual Report are encouraged to review all of HEICO's filings with the Securities and Exchange Commission, including, but not limited to, filings on Forms 10-K, Forms 10-Q and Forms 8-K.

HEICO® CORPORATION

3000 Taft Street, Hollywood, Florida 33021

Telephone 954.987.4000 | Fax 954.987.8228

http://www.heico.com